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Exhibit 99.1

NOTICE OF MEETING
AND
MANAGEMENT INFORMATION
CIRCULAR

FOR THE ANNUAL MEETING
OF SHAREHOLDERS

TO BE HELD ON
APRIL 29, 2020

INVITATION TO SHAREHOLDERS

On behalf of the Board of Directors, management and employees of Celestica Inc. (the "Corporation"), it is our pleasure to invite you to join us at the Corporation's Annual Meeting of Shareholders to be held on Wednesday, April 29, 2020 at 9:30 a.m. EDT at the Novotel Toronto North York Hotel, 3 Park Home Avenue, North York, Ontario.

The items of business to be considered and voted upon by shareholders at this meeting are described in the Notice of Annual Meeting and the accompanying Management Information Circular.

You can find further information concerning the Corporation on our website: www.celestica.com. We encourage you to visit our website before attending the meeting, as it provides useful information regarding the Corporation.

Your participation at this meeting is important. We encourage you to exercise your right to vote, which can be done by following the instructions provided in the Management Information Circular and accompanying form of proxy.

While we invite you to attend the meeting, we are also actively monitoring the coronavirus disease 2019 (COVID-19) situation and are sensitive to the public health and travel concerns our shareholders may have and the protocols that federal, provincial, and local governments may impose. In the event we determine that it is not possible or advisable for our shareholders to attend the meeting in person, we will announce alternative arrangements as promptly as practicable. Please monitor our website at www.celestica.com for updated information. If you are planning to attend our meeting, please check the website prior to the meeting for our most current instructions. If you have any concerns about traveling, as always our meeting is available for viewing online through a live webcast at www.celestica.com. We encourage you to provide voting instructions prior to the meeting. PLEASE NOTE: Although management will respond to questions following the formal proceedings, there will not be an investor presentation by management.

Yours sincerely,

Michael M. Wilson Chair of the Board	Robert A. Mionis President and Chief Executive Officer

Your Vote Is Important

Registered Shareholders

You are a registered shareholder if your shares are registered directly in your name with our registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"). You will have received from Computershare a form of proxy which accompanied your Management Information Circular. Complete, sign, date and mail your form of proxy to Computershare in the envelope provided or follow the instructions provided on the form of proxy to vote by telephone or internet. For instructions regarding how to vote in person at the meeting if you are a registered shareholder, see Questions and Answers on Voting and Proxies — How Do I Exercise My Vote (and by When) If I am a Registered Shareholder?

Non-Registered Shareholders

You are a non-registered shareholder (or beneficial owner) if your shares are held in the name of a nominee (such as a securities broker, trustee or other financial institution). You will have received from your nominee a request for voting instructions which accompanied your Management Information Circular. Alternatively, your nominee may have provided you with a form of proxy. Follow the instructions on your voting instruction form or the form of proxy provided to you to vote by telephone or internet, or complete, sign, date and mail the voting instruction form or the form of proxy provided to you in the envelope provided. For instructions regarding how to vote in person at the meeting if you are a non-registered shareholder, see Questions and Answers on Voting and Proxies — How Do I Vote if I am a Non-Registered Shareholder?

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CELESTICA INC.	i
MANAGEMENT INFORMATION CIRCULAR	1
Questions and Answers on Voting and Proxies	1
Principal Holders of Voting Shares	5
Agreement for the Benefit of Holders of SVS	5
Information Relating to Our Directors	6
Election of Directors	6
Director Compensation	14
Directors' Fees Earned in 2019	15
Directors' Ownership of Securities	17
Attendance of Directors at Board and Committee Meetings	20
Environmental, Social and Governance Matters	21
Information About Our Auditor	24
Say-On-Pay	25
2019 Voting Results	25
Human Resources and Compensation Committee	26
Human Resources and Compensation Committee Letter to Shareholders	28
Compensation Discussion and Analysis	32
Note Regarding Non-IFRS Measures	34
Compensation Objectives	35
Anti-Hedging and Anti-Pledging Policy	41
"Clawback" Provisions	42
Compensation Elements for the Named Executive Officers	42
2019 Compensation Decisions	47
Realized and Realizable Compensation	54
Compensation of Named Executive Officers	56
Summary Compensation Table	56
Option-Based and Share-Based Awards	58
Securities Authorized for Issuance Under Equity Compensation Plans	60
Equity Compensation Plans	60
Pension Plans	63
Termination of Employment and Change in Control Arrangements with Named Executive Officers	64
Performance Graph	68
Executive Share Ownership	69
Indebtedness of Directors and Officers	70
Directors, Officers and Corporation Liability Insurance	70
Statement of Corporate Governance Practices	70
Other Matters	71
Requests for Documents	71
Certificate	71
Schedule A — Statement of Corporate Governance Practices	A-1
Schedule B — Board of Directors Mandate	B-1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CELESTICA INC.

The Annual Meeting of Shareholders (the "Meeting") of CELESTICA INC. (the "Corporation" or "Celestica") will be held at the Novotel Toronto North York Hotel, 3 Park Home Avenue, North York, Ontario on Wednesday the 29th day of April, 2020 at 9:30 a.m. EDT for the following purposes:

  •
  to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2019, together with the report of the auditor thereon;

  •
  to elect the directors for the ensuing year;

  •
  to appoint the auditor for the ensuing year;

  •
  to authorize the directors to fix the auditor's remuneration;

  •
  to approve an advisory resolution on the Corporation's approach to executive compensation; and

  •
  to transact such other business as may properly be brought before the Meeting and any adjournment(s) or postponement(s) thereof.

Shareholders are invited to vote at the Meeting by completing, signing, dating and returning the accompanying form of proxy by mail or by following the instructions for voting by telephone or internet in the accompanying form of proxy, whether or not they are able to attend personally.

Only shareholders of record at the close of business on March 13, 2020 will be entitled to vote at the Meeting.

DATED at Toronto, Ontario this 12th day of March, 2020.

By Order of the Board of Directors

Elizabeth L. DelBianco
Chief Legal and Administrative Officer
and Corporate Secretary

Note: If you are a new shareholder or a shareholder who did not elect to receive a copy of our 2019 Annual Report, you can view that report on our website at www.celestica.com or under our profile at www.sedar.com. If you wish to receive a hard copy of the report, please contact us at clsir@celestica.com.

i

CELESTICA INC.
5140 Yonge Street, Suite 1900
Toronto, Ontario, Canada M2N 6L7

MANAGEMENT INFORMATION CIRCULAR

In this Management Information Circular (the "Circular"), unless otherwise noted, all information is given as of February 19, 2020 and all dollar amounts are expressed in United States dollars. Unless stated otherwise, all references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless otherwise indicated, any reference in this Circular to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for 2019. During that period, based on the relevant 2019 noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Board of Governors of the U.S. Federal Reserve System, the average exchange rate was $1.00 = C$1.3269.

QUESTIONS AND ANSWERS ON VOTING AND PROXIES
Q.
WHAT DECISIONS WILL I BE ASKED TO MAKE?

A.
Shareholders will be voting on the following matters: the election of each individual director to the Board of Directors of the Corporation (the "Board" or the "Board of Directors") for the ensuing year, the appointment of an auditor for the Corporation for the ensuing year, authorization of the Board to fix the auditor's remuneration, an advisory resolution on the Corporation's approach to executive compensation, and any other matters as may properly be brought before the Meeting.

  The Corporation's Board of Directors and management recommend that you vote in favour of each of the proposed nominees for election as directors of the Corporation, in favour of the appointment of KPMG LLP as auditor of the Corporation, in favour of the authorization of the Board of Directors of the Corporation to fix the remuneration to be paid to the auditor, and in favour of the advisory resolution on the Corporation's approach to executive compensation.

Q.
WHO IS SOLICITING MY PROXY?

A.
The Corporation's management is soliciting your proxy.    All associated costs of solicitation will be borne by the Corporation. The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid. The Corporation anticipates that copies of this Circular and accompanying form of proxy will be sent to registered shareholders on or about March 20, 2020.

Q.
WHO IS ENTITLED TO VOTE?

A.
Any holder of Subordinate Voting Shares ("SVS") or Multiple Voting Shares ("MVS") of the Corporation at the close of business on March 13, 2020 or such holder's duly appointed proxyholders or representatives are entitled to vote.

  As at February 19, 2020, 110,451,453 SVS (which carry one vote per share and collectively represent approximately 19.2% of the voting power of the Corporation's securities) and 18,600,193 MVS (which carry

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  25 votes per share and collectively represent approximately 80.8% of the voting power of the Corporation's securities) were issued and outstanding.

Q.
HOW DO I EXERCISE MY VOTE (AND BY WHEN) IF I AM A REGISTERED SHAREHOLDER?

A.
If you are a registered shareholder, you may exercise your right to vote by attending and voting your shares in person at the Meeting, by mailing in the attached form of proxy or by voting by telephone or internet.

  If you vote your shares in person, your vote will be taken and counted at the Meeting.

  If you choose to vote your shares using the form of proxy, your proxy form must be received by the Corporation's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, no later than 5:00 p.m. (EDT) on Monday, April 27, 2020. If the Meeting is adjourned or postponed, Computershare must receive the form of proxy at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting. Alternatively, the form of proxy may be given to the Chair of the Meeting at which the form of proxy is to be used.

  If you choose to vote your shares by telephone or internet, your vote must be received no later than 5:00 p.m. (EDT) on Monday, April 27, 2020.

  Non-registered shareholders should refer to Questions and Answers on Voting and Proxies — How Do I Vote If I Am a Non-Registered Shareholder?

Q.
WHAT IF A REGISTERED SHAREHOLDER SIGNS THE FORM OF PROXY ENCLOSED WITH THIS CIRCULAR?

A.
Signing the form of proxy gives authority to Mr. Michael M. Wilson or Mr. Robert A. Mionis or their designees (the "Proxy Nominees"), to vote your shares at the Meeting, unless you give authority to another person to vote your shares by providing that person's name on the form of proxy.

Q.
CAN A REGISTERED SHAREHOLDER APPOINT SOMEONE OTHER THAN THE PROXY NOMINEES TO VOTE THEIR SHARES AT THE MEETING?

A.
Yes, you may appoint an individual or company (such individual or authorized representative of such company shall be referred to herein as a "Designee") other than the Proxy Nominees to represent you at the Meeting. Write the name of the Designee of your choice in the blank space provided in the form of proxy. The Designee whom you choose need not be a shareholder.

  Please ensure that the Designee you have appointed is attending the Meeting and is aware that he or she will be voting your shares. Designees should speak to a representative of Computershare upon arriving at the Meeting.

Q.
HOW WILL THE SHARES OF REGISTERED SHAREHOLDERS BE VOTED AT THE MEETING IF THEY GIVE THEIR PROXY?

A.
On any ballot that may be called for, the shares represented by a properly executed proxy given in favour of the Proxy Nominees in the enclosed form of proxy will be voted for or against or withheld from voting in accordance with the instructions given on the ballot. If you specify a choice with respect to any matter to be acted upon, such shares will be voted accordingly.

  The persons named in the form of proxy must vote for or against or withhold from voting your shares in accordance with your instructions on the form of proxy. In the absence of such directions and unless you specify a Designee other than the Proxy Nominees to vote your shares, your shares will be voted in favour of the election to the Corporation's Board of each of the nominees proposed by management, in favour of the appointment of KPMG LLP as the Corporation's auditor, in favour of the authorization of the Board to fix the auditor's remuneration, in favour of the advisory resolution on the Corporation's approach to executive compensation, and as the Proxy Nominees may determine in their best judgment with respect to any other matters that may be properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

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Q.
IF REGISTERED SHAREHOLDERS CHANGE THEIR MIND, CAN THEY TAKE BACK THEIR PROXY ONCE IT HAS BEEN GIVEN?

A.
Yes, you may revoke any proxy that you have given at any time prior to its use at the Meeting for which it was given or any adjournment(s) or postponement(s) thereof. In addition to revocation in any other manner permitted by law, you may revoke your proxy by preparing a written statement, signed by you or your attorney, as authorized, or if the proxy is given on behalf of a corporation or other legal entity, by a duly authorized officer or attorney of such corporation or legal entity, and deposited with the Chair of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, prior to the proxy being voted, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by you or by your attorney, who is authorized in writing, to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used.

  Note that your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you regarding business considered by that vote.

Q.
WHAT IF AMENDMENTS ARE MADE TO THE SCHEDULED MATTERS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

A.
The accompanying form of proxy confers discretionary authority upon the Proxy Nominees in respect of any amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

  As of the date of this Circular, the Corporation's management was not aware of any such amendments, variations or other matters to come before the Meeting. However, if any amendments, variations or other matters that are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of the Proxy Nominees will be voted on such matters in accordance with their best judgment.

Q.
HOW DO I VOTE IF I AM A NON-REGISTERED SHAREHOLDER?

A.
A shareholder is a non-registered shareholder (or beneficial owner) if (i) an intermediary (such as a bank, trust company, securities dealer or broker, trustee or administrator of a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, registered education savings plan, registered disability savings plan or tax-free savings account), or (ii) a clearing agency (such as CDS Clearing and Depository Services Inc. or Depository Trust and Clearing Corporation), of which the intermediary is a participant (in each case, an "Intermediary"), holds the shareholder's shares on behalf of the shareholder.

  In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators ("NI 54-101"), the Corporation is distributing copies of materials related to the Meeting to Intermediaries for distribution to non-registered shareholders and such Intermediaries are to forward the materials related to the Meeting to each non-registered shareholder (unless the non-registered shareholder has declined to receive such materials). Such Intermediaries often use a service company (such as Broadridge Investor Communication Solutions ("Broadridge")), to permit the non-registered shareholder to direct the voting of the shares held by the Intermediary on behalf of the non-registered shareholder. The Corporation is paying Broadridge to deliver, on behalf of the Intermediaries, a copy of the materials related to the Meeting to each "non-objecting beneficial owner" and each "objecting beneficial owner" (as those terms are defined in NI 54-101).

  If you are a non-registered shareholder, the Intermediary holding your shares should provide a voting instruction form. In order to cast your vote, you must follow the instructions on the voting instruction form to vote by telephone or internet, or complete, sign and return the voting instruction form in accordance with the instructions, and within the timeline (which will likely be earlier than 5:00 p.m. (EDT) on Monday, April 27, 2020), set forth therein. This form will constitute voting instructions which the Intermediary must follow. Alternatively, the Intermediary may provide you with a signed form of proxy. In this case, you do not need to sign the form of proxy, but should complete it and forward it directly to Computershare.

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  As a non-registered holder, if your shares are held through a broker who is a member of the New York Stock Exchange (the "NYSE") and you do not return the voting instruction form, your broker will not have the discretion to vote your shares on any "non-routine" matters, as defined under NYSE rules. Therefore, it is important that you instruct your broker or other Intermediary how to vote your shares. If such broker doesn't receive voting instructions as to a non-routine proposal (all proposals, other than the proposal to appoint the auditor for the ensuing year and to authorize the directors to fix the auditor's remuneration, are "non-routine" matters under NYSE rules), a "broker non-vote" with respect to such shares occurs, and such shares will not be taken into account in determining the outcome of the non-routine proposal.

  Should you, as a non-registered shareholder, wish to attend the Meeting and vote your shares in person, or have another person attend and vote your shares on your behalf, you should fill in your own name or the name of your appointee, as the case may be, in the space provided on the form of proxy provided by the Intermediary. An Intermediary's voting instruction form will likely provide corresponding instructions as to how you (or your appointee) can cast your vote in person. In any case, you should carefully follow the instructions provided by the Intermediary and contact the Intermediary promptly if you require assistance.

  If you vote and would subsequently like to change your vote (whether by revoking a voting instruction or by revoking a proxy), you should contact the Intermediary to discuss whether this is possible and, if so, what procedures you should follow.

Q.
HOW CAN I CONTACT THE INDEPENDENT DIRECTORS AND CHAIR?

A.
You may confidentially contact the Chair of the Board or the independent directors by writing to them individually or as a group at the Corporation's head office. Please send your letters in sealed envelopes to our head office as follows and we will deliver them to the Chair of the Board or the appropriate addressee(s), unopened:

  c/o Investor Relations
  5140 Yonge Street, Suite 1900
  Toronto, Ontario, Canada M2N 6L7
  Phone: 416-448-2211

Q.
WHOM SHOULD I CONTACT IF I HAVE QUESTIONS CONCERNING THE CIRCULAR OR FORM OF PROXY?

A.
If you have questions concerning the information contained in this Circular you may contact Celestica Investor Relations:

  Investor Relations
  5140 Yonge Street, Suite 1900
  Toronto, Ontario, Canada M2N 6L7
  Phone: 416-448-2211
  E-mail: clsir@celestica.com

  If you require assistance in completing the form of proxy you may contact Computershare (see contact coordinates below).

Q.
HOW CAN I CONTACT THE TRANSFER AGENT?

A.
You may contact the transfer agent by mail:

  Computershare Investor Services Inc.
  100 University Avenue, 8th Floor
  Toronto, Ontario M5J 2Y1

  or by telephone:

  within Canada and the United States
  1-800-564-6253
  all other countries
  514-982-7555

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PRINCIPAL HOLDERS OF VOTING SHARES

As of February 19, 2020, the only persons, corporations or legal entities who, to the knowledge of the Corporation, its directors or executive officers, beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of the voting securities of the Corporation are as follows:

Table 1: Principal Holders of Voting Shares

Name	Number of Shares	Percentage of Class	Percentage of All Equity Shares	Percentage of Voting Power
Onex Corporation(1)	18,600,193 MVS	100.0%	14.4%	80.8%

Toronto, Ontario Canada	397,045 SVS	*	*	*

Gerald W. Schwartz(2)	18,600,193 MVS	100.0%	14.4%	80.8%

Toronto, Ontario Canada	517,702 SVS	*	*	*

Letko, Brosseau & Associates Inc.(3) Montréal, Québec Canada	20,539,951 SVS	18.6%	15.9%	3.6%
*
Less than 1%.
(1)
The number of shares beneficially owned, controlled or directed, directly or indirectly, by Onex Corporation ("Onex") includes 945,010 MVS held by a wholly-owned subsidiary of Onex. 814,546 of the MVS beneficially owned by Onex are subject to options granted to certain officers of Onex pursuant to certain Onex management investment plans, which options may be exercised upon specified dispositions by Onex (directly or indirectly) of Celestica's securities, with respect to which Onex has the right to vote or direct the vote ("MIP Options"), including 688,807 MIP Options granted to Gerald W. Schwartz (each of which MVS will, upon exercise of such options, be automatically converted into an SVS).
(2)
The number of shares beneficially owned, or controlled or directed, directly or indirectly, by Mr. Schwartz consists of 120,657 SVS owned by a company controlled by Mr. Schwartz and all of the 18,600,193 MVS and 397,045 SVS beneficially owned, controlled or directed, directly or indirectly, by Onex as described in footnote 1 above. Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex. In addition, he indirectly owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, under applicable securities laws, Mr. Schwartz is deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz has advised the Corporation, however, that he disclaims beneficial ownership of the shares held by Onex.
(3)
The number of shares reported as held by Letko, Brosseau & Associates Inc. is based on the Schedule 13G/A it filed with the United States Securities and Exchange Commission on January 28, 2020, reporting ownership as of December 31, 2019.

Agreement for the Benefit of Holders of SVS

Onex, which beneficially owns, controls or directs, directly or indirectly, all of the outstanding MVS, has entered into an agreement with the Corporation and with Computershare Trust Company of Canada (as successor to the Montreal Trust Company of Canada), as trustee for the benefit of the holders of the SVS, for the purpose of ensuring that the holders of the SVS will not be deprived of rights under applicable provincial take-over bid legislation to which they would be otherwise entitled in the event of a take-over bid (as that term is defined in applicable securities legislation) for the MVS if the MVS had been SVS. Subject to certain permitted forms of sale, such as identical or better offers to all holders of SVS, Onex has agreed that it, and any of its affiliates that may hold MVS from time to time, will not sell any MVS, directly or indirectly, pursuant to a take-over bid (as that term is defined under applicable securities legislation) under circumstances in which any applicable securities legislation would have required the same offer or a follow-up offer to be made to holders of SVS if the sale had been a sale of SVS rather than MVS, but otherwise on the same terms.

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The Restated Articles of Incorporation (the "Articles") of the Corporation provide "coat-tail" protection to the holders of the SVS by providing that the MVS will be converted automatically into SVS upon any transfer thereof, except (a) a transfer to Onex or any affiliate of Onex, or (b) a transfer of 100% of the outstanding MVS to a purchaser who also has offered to purchase all of the outstanding SVS for a per share consideration identical to, and otherwise on the same terms as, that offered for the MVS, and the MVS held by such purchaser thereafter shall be subject to the provisions relating to conversion (including with respect to the provisions described in this paragraph) as if all references to Onex were references to such purchaser. In addition, if (a) any holder of any MVS ceases to be an affiliate of Onex, or (b) Onex and its affiliates cease to have the right, in all cases, to exercise the votes attached to, or to direct the voting of, any of the MVS held by Onex and its affiliates, such MVS shall convert automatically into SVS on a one-for-one basis. For these purposes, (a) "Onex" includes any successor corporation resulting from an amalgamation, merger, arrangement, sale of all or substantially all of its assets, or other business combination or reorganization involving Onex, provided that such successor corporation beneficially owns directly or indirectly all MVS beneficially owned directly or indirectly by Onex immediately prior to such transaction and is controlled by the same person or persons as controlled Onex prior to the consummation of such transaction, (b) a corporation shall be deemed to be a subsidiary of another corporation if, but only if (i) it is controlled by that other, or that other and one or more corporations each of which is controlled by that other, or two or more corporations each of which is controlled by that other, or (ii) it is a subsidiary of a corporation that is that other's subsidiary, (c) "affiliate" means a subsidiary of Onex or a corporation controlled by the same person or company that controls Onex, and (d) "control" means beneficial ownership of, or control or direction over, securities carrying more than 50% of the votes that may be cast to elect directors if those votes, if cast, could elect more than 50% of the directors. For these purposes, a person is deemed to beneficially own any security which is beneficially owned by a corporation controlled by such person. In addition, if at any time the number of outstanding MVS shall represent less than 5% of the aggregate number of the outstanding MVS and SVS, all of the outstanding MVS shall be automatically converted at such time into SVS on a one-for-one basis.

INFORMATION RELATING TO OUR DIRECTORS

Election of Directors

The nine individuals listed herein are being recommended for election as directors of the Corporation, as the current term of office for each director expires at the close of the Meeting. If elected, they will hold office until the close of the next annual meeting of shareholders or until their successors are elected or appointed, unless such office is earlier vacated in accordance with the Corporation's by-laws. All of the proposed nominees are currently directors of the Corporation. The Articles provide for a minimum of three and a maximum of twenty directors. The Board of Directors has the authority to set the number of directors of the Corporation to be elected at the Meeting and has set that number at nine.

The Board has a retirement policy which provides that, unless the Board authorizes an exception, a director shall not stand for re-election after his or her 75th birthday. As previously disclosed, an exception to such policy was authorized for Mr. Etherington in each of the past three years in light of his leadership, expertise and valuable contributions to the Board. Through the Board's 2019 annual evaluation process, and on the recommendation of the Nominating and Corporate Governance Committee, Mr. Wilson was identified to succeed Mr. Etherington as Chair of the Board and Chair of the Nominating and Corporate Governance Committee upon Mr. Etherington's retirement. Mr. Etherington retired on January 29, 2020 and Mr. Wilson replaced him as Chair of the Board and Chair of the Nominating and Corporate Governance Committee as of such date. Mr. Wilson has served on the Board since 2011. See Statement of Corporate Governance Practices — Nomination and Election of Directors and Statement of Corporate Governance Practices — Retirement Policy and Term Limits in Schedule A to this Circular.

Unless authority to do so is withheld, shares represented by proxies in favour of the Proxy Nominees will be voted in favour of each of the proposed nominees listed below for election as directors. Management of the

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Corporation does not contemplate that any of the nominees will be unable, or for any reason unwilling, to serve as a director, but if that should occur for any reason prior to their election, the Proxy Nominees may, in their discretion, nominate and vote for another nominee.

Majority Voting Policy

The Board has adopted a policy that requires, in an uncontested election of directors, that shareholders be able to vote in favour of, or to withhold from voting, separately for each director nominee. If, with respect to any particular nominee, other than the controlling shareholder or a representative of the controlling shareholder, the number of shares withheld from voting by shareholders other than the controlling shareholder and its associates exceeds the number of shares that are voted in favour of the nominee, by shareholders other than the controlling shareholder and its associates, then the Board shall determine, and in so doing shall give due weight to the rights of the controlling shareholder, whether to require the nominee to resign from the Board and, if so required, any such nominee shall immediately tender his or her resignation. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board at which the resignation is considered. The Board shall determine whether to accept the resignation, which, if accepted, shall be effective immediately upon such acceptance. The Board shall accept such resignation absent exceptional circumstances. Such a determination by the Board shall be made, and promptly announced by press release (a copy of which will be provided to the Toronto Stock Exchange ("TSX")), within 90 days after the applicable shareholders' meeting. If the Board determines not to accept a resignation, the press release will fully state the reasons for such decision. Subject to any corporate law restrictions, the Board may leave any resultant vacancy unfilled until the next annual shareholders' meeting or it may fill the vacancy through the appointment of a new director whom the Board considers would merit the confidence of the shareholders, or it may call a special meeting of shareholders at which there shall be presented a nominee or nominees to fill the vacant position or positions. See Statement of Corporate Governance Practices — Nomination and Election of Directors — Election of Directors in Schedule A to this Circular.

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Nominees for Election as Director

The following tables set out certain information with respect to the nominees, including their places of residence; their ages; the year from which each has continuously served as a director of the Corporation, if applicable; all positions and offices held by them with the Corporation or any of its significant affiliates; their present principal occupations, businesses and employments; and other public corporations of which they are or were (during the prior five years) directors. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any one of the nominees has been nominated.

For a description of the deferred share units ("DSUs") and restricted share units ("RSUs") issued to the Corporation's directors, see Information Relating to Our Directors — Directors' Ownership of Securities and Information Relating to Our Directors — Director Compensation. In the case of options, RSUs and performance share units ("PSUs") issued to Mr. Mionis, see Compensation Discussion and Analysis and Compensation of Named Executive Officers — Option-Based and Share-Based Awards. As an executive officer of the Corporation, Mr. Mionis has not received any DSUs.

Robert A. Cascella
Boca Raton, Florida
United States

Director Since: 2019
 Age: 65
 Status: Independent

Areas of Expertise:
•   Executive Leadership
•   Healthcare Technology
•   Strategy & M&A

2019 Annual Meeting
Votes in Favour: 99.57%
Votes Withheld: 0.43%

Mr. Cascella is currently an Executive Vice President and Executive Committee member of Royal Philips, a public Dutch multinational healthcare company. He is also the Chief Executive Officer ("CEO") of the Philips Precision Diagnosis business, including businesses serving Radiology, Cardiology and Oncology, as well as Enterprise Diagnostic Informatics. He served as the President and CEO of Hologic, Inc., a public medical device and diagnostics company, from 2003 to 2013. He has also held senior leadership positions at CFG Capital, NeoVision Corporation and Fischer Imaging Corporation. Mr. Cascella served on Hologic, Inc.'s board of directors from 2008 to 2013. He also previously served on the board of Tegra Medical and acted as chair of the boards of Dysis Medical and Miranda Medical. He holds a Bachelor's degree in Accounting from Fairfield University.

Mr. Cascella sits on the Audit, Human Resources and Compensation, and Nominating and Corporate Governance Committees.

BOARD AND COMMITTEE ATTENDANCE(1)(2)

	ATTENDANCE	TOTAL ATTENDANCE
Board	7 of 8	Board	87%
Audit	5 of 5	Committee	92%
Human Resources and Compensation	4 of 5
Nominating and Corporate Governance	3 of 3

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

No other public company directorships

SHARE AND DSU/RSU OWNERSHIP VALUE AS OF DECEMBER 31, 2019(3)

Target Value: $352,500		Target Met: N/A
Actual Value: $132,990

8

Deepak Chopra
Toronto, Ontario
Canada

Director Since: 2018
 Age: 56
 Status: Independent

Areas of Expertise:
•   Executive Leadership
•   Logistics & e-Commerce Supply-Chain
•   Global Strategic Development

2019 Annual Meeting
Votes in Favour: 99.23%
Votes Withheld: 0.77%

Mr. Chopra most recently served as President and Chief Executive Officer of Canada Post Corporation from February 2011 to March 2018. He has more than 30 years of global experience in the financial services, technology, logistics and supply-chain industries. Mr. Chopra worked for Pitney Bowes Inc., a NYSE-traded technology company known for postage meters, mail automation and location intelligence services, for more than 20 years. He served as President of Pitney Bowes Canada and Latin America from 2006 to 2010. He held a number of increasingly senior executive roles internationally, including President of its new Asia Pacific and Middle East region from 2001 to 2006 and Chief Financial Officer for the Europe, Africa and Middle East (EAME) region from 1998 to 2001. He has previously served on the boards of Canada Post Corporation, Purolator Inc., SCI Group, the Canada Post Community Foundation, the Toronto Region Board of Trade and the Conference Board of Canada. He currently sits on the board of The North West Company Inc., a TSX-traded retailer. Mr. Chopra is a Fellow of the Institute of Chartered Professional Accountants of Canada and has a Bachelor's degree in Commerce (Honours) and a Master's Degree in Business Management (PGDBM).

Mr. Chopra sits on the Audit, Human Resources and Compensation, and Nominating and Corporate Governance Committees.

BOARD AND COMMITTEE ATTENDANCE(2)

	ATTENDANCE	TOTAL ATTENDANCE
Board	9 of 9	Board	100%
Audit	6 of 6	Committee	100%
Human Resources and Compensation	6 of 6
Nominating and Corporate Governance	4 of 4

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

The North West Company Inc.

SHARE AND DSU/RSU OWNERSHIP VALUE AS OF DECEMBER 31, 2019(3)

Target Value: $352,500		Target Met: N/A
Actual Value: $233,437

9

Daniel P. DiMaggio
Duluth, Georgia
United States

Director Since: 2010
 Age: 69
 Status: Independent

Areas of Expertise:
•   Executive Leadership
•   Global Operations and Supply Chain
•   Financial Literacy

2019 Annual Meeting
Votes in Favour: 99.23%
Votes Withheld: 0.77%

Mr. DiMaggio is a corporate director. Prior to retiring in 2006, he spent 35 years with United Parcel Services ("UPS") (a public company), most recently as CEO of the UPS Worldwide Logistics Group. Prior to leading UPS' Worldwide Logistics Group, Mr. DiMaggio held a number of positions at UPS with increasing responsibility, including leadership roles for the UPS International Marketing Group, as well as the Industrial Engineering function. In addition to his senior leadership roles at UPS, Mr. DiMaggio was a member of the board of directors of Greatwide Logistics Services, Inc. and CEVA Logistics (a public company). He holds a Bachelor of Science degree from the Lowell Technological Institute (now the University of Massachusetts Lowell).

Mr. DiMaggio sits on the Audit, Human Resources and Compensation, and Nominating and Corporate Governance Committees.

BOARD AND COMMITTEE ATTENDANCE(2)

	ATTENDANCE	TOTAL ATTENDANCE
Board	9 of 9	Board	100%
Audit	6 of 6	Committee	100%
Human Resources and Compensation	6 of 6
Nominating and Corporate Governance	4 of 4

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

No other public company directorships

SHARE AND DSU/RSU OWNERSHIP VALUE AS OF DECEMBER 31, 2019(3)

Target Value: $352,500		Target Met: Yes
Actual Value: $1,745,408

Laurette T. Koellner
Merritt Island, Florida
United States

Director Since: 2009
 Age: 65
 Status: Independent

Areas of Expertise:
•   Public Company Board Expertise
•   Audit and Finance
•   Human Resources

2019 Annual Meeting
Votes in Favour: 98.40%
Votes Withheld: 1.60%

Ms. Koellner is a corporate director. She most recently served as Executive Chairman of International Lease Finance Corporation, an aircraft leasing subsidiary of American International Group, Inc. ("AIG") from 2012 until its sale in 2014. Ms. Koellner retired as President of Boeing International, a division of The Boeing Company, in 2008. While at Boeing, she was a member of the Office of the Chairman and served as the Executive Vice President, Internal Services, Chief Human Resources and Administrative Officer, President of Shared Services and Corporate Controller. Ms. Koellner previously served on the board of directors and was the Chair of the Audit Committee of Hillshire Brands Company (a public company, formerly Sara Lee Corporation and now merged with Tyson Foods, Inc.) and on the board of directors of AIG (a public company). She holds a Bachelor of Science degree in Business Management from the University of Central Florida and a Master of Business Administration from Stetson University, as well as a Certified Professional Contracts Manager designation from the National Contracts Management Association.

Ms. Koellner sits on the Audit (Chair), Human Resources and Compensation, and Nominating and Corporate Governance Committees.

BOARD AND COMMITTEE ATTENDANCE(2)

	ATTENDANCE	TOTAL ATTENDANCE
Board	9 of 9	Board	100%
Audit	6 of 6	Committee	100%
Human Resources and Compensation	6 of 6
Nominating and Corporate Governance	4 of 4

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

• Papa John's International, Inc.	• Nucor Corporation
• The Goodyear Tire & Rubber Company

SHARE AND DSU/RSU OWNERSHIP VALUE AS OF DECEMBER 31, 2019(3)

Target Value: $352,500		Target Met: Yes
Actual Value: $1,902,770

10

Robert A. Mionis
Hampton, New Hampshire
United States

Director Since: 2015
 Age: 56
 Status: Not Independent

Areas of Expertise:
•   Business Transformation and Strategy
•   Operations
•   Technology and Engineering
•   Risk Management

2019 Annual Meeting
Votes in Favour: 99.45%
Votes Withheld: 0.55%

Mr. Mionis is President and CEO of the Corporation. From July 2013 until August 2015, he was an Operating Partner at Pamplona Capital Management ("Pamplona"), a global private equity firm focused on companies in the industrial, aerospace, healthcare and automotive industries. Before joining Pamplona, Mr. Mionis spent over six years as the President and CEO of StandardAero, a global aerospace maintenance, repair and overhaul company. Before StandardAero, Mr. Mionis held senior leadership roles at Honeywell, including as the head of the Integrated Supply Chain Organization for Honeywell Aerospace. Prior to Honeywell, Mr. Mionis held a variety of progressively senior leadership roles with General Electric and Axcelis Technologies (each a public company) and AlliedSignal. Mr. Mionis has been serving on the board of directors of Shawcor Ltd., a TSX-listed energy services company, since 2018. He holds a Bachelor of Science in Electrical Engineering from the University of Massachusetts.

Mr. Mionis does not sit on any committees of the Board of Directors of the Corporation.

BOARD ATTENDANCE(2)

	ATTENDANCE	TOTAL ATTENDANCE
Board	9 of 9	100%

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

• Shawcor Ltd.

SHARE AND SHARE UNIT OWNERSHIP AND VALUE AS OF DECEMBER 31, 2019(4)			EXECUTIVE SHARE OWNERSHIP GUIDELINES(4)

	Number of Shares/Units (#)	Actual Value ($)	Target Value ($)	Target Met	Share and Share Unit Ownership (Multiple of Salary)

SVS	410,389	$3,393,917
RSUs	540,891	$4,473,169
PSUs	80,527	$665,956

Total Value	—	$8,533,042	$4,750,000	Yes	9X

Carol S. Perry
Toronto, Ontario
Canada

Director Since: 2013
 Age: 69
 Status: Independent

Areas of Expertise:
•   Capital Markets
•   Finance and Treasury
•   Corporate Governance and Securities Regulation

2019 Annual Meeting
Votes in Favour: 99.42%
Votes Withheld: 0.58%

Ms. Perry is a corporate director. She is Chair of the Independent Review Committee of the mutual funds managed by 1832 Asset Management L.P., a mutual fund manager and wholly-owned affiliate of The Bank of Nova Scotia. She also serves as Chair of the Independent Review Committees of investment funds managed by Jarislowsky Fraser Limited and MD Financial Management Inc., which are subsidiaries of The Bank of Nova Scotia. Previously, she was a Commissioner of the Ontario Securities Commission, and has served on adjudicative panels and acted as a director and Chair of its Governance and Nominating Committee. With over 20 years of experience in the investment industry as an investment banker, Ms. Perry held senior positions with leading financial services companies including RBC Capital Markets, Richardson Greenshields of Canada Limited and CIBC World Markets and later founded MaxxCap Corporate Finance Inc., a financial advisory firm. She is a former director of Softchoice Corporation, Atomic Energy of Canada Limited and DALSA Corporation. Ms. Perry has a Bachelor of Engineering Science (Electrical) degree from the University of Western Ontario and a Master of Business Administration degree from the University of Toronto. She also holds the professional designation ICD.D from the Institute of Corporate Directors.

Ms. Perry sits on the Audit, Human Resources and Compensation, and Nominating and Corporate Governance Committees.

BOARD AND COMMITTEE ATTENDANCE(2)

	ATTENDANCE	TOTAL ATTENDANCE
Board	9 of 9	Board	100%
Audit	6 of 6	Committee	100%
Human Resources and Compensation	6 of 6
Nominating and Corporate Governance	4 of 4

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

No other public company directorships

SHARE AND DSU/RSU OWNERSHIP VALUE AS OF DECEMBER 31, 2019(3)

Target Value: $352,500		Target Met: Yes
Actual Value: $1,278,137

11

Tawfiq Popatia
Toronto, Ontario
Canada

Director Since: 2017
 Age: 45
 Status: Not Independent

Areas of Expertise:
•   Finance and Capital Markets
•   Aerospace and Transportation
•   Business Development

2019 Annual Meeting
Votes in Favour: 99.40%
Votes Withheld: 0.60%

Mr. Popatia has been a Managing Director of Onex since 2014 and leads its efforts in automation, aerospace and other transportation-focused industries, having joined the firm in 2007. Prior to joining Onex, Mr. Popatia worked at the private equity firm of Hellman & Friedman LLC and in the Investment Banking Division of Morgan Stanley & Co. Mr. Popatia currently serves on the boards of Advanced Integration Technology, an aerospace automation company, and BBAM, a provider of commercial jet aircraft leasing, financing and management. He previously served on the board of Spirit Aerosystems (a public company) and is a former Employer Trustee of the International Association of Machinists National Pension Fund. Mr. Popatia holds a Bachelor of Science degree in Microbiology and a Bachelor of Commerce degree in Finance from the University of British Columbia.

Mr. Popatia does not sit on any committees of the Board of Directors of the Corporation.

BOARD ATTENDANCE(2)

	ATTENDANCE	TOTAL ATTENDANCE
Board	8 of 9	88%

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

No other public company directorships

SHARE AND DSU/RSU OWNERSHIP VALUE AS OF DECEMBER 31, 2019(3)(5)

Target Value: N/A		Target Met: N/A
Actual Value: N/A

Eamon J. Ryan
Toronto, Ontario
Canada

Director Since: 2008
 Age: 74
 Status: Independent

Areas of Expertise:
•   Executive Compensation
•   Marketing and Sales
•   Business Development

2019 Annual Meeting
Votes in Favour: 99.12%
Votes Withheld: 0.88%

Mr. Ryan is a corporate director. He is the former Vice President and General Manager, Europe, Middle East and Africa for Lexmark International Inc. (a public company). Prior to that, he was the Vice President and General Manager, Printing Services and Solutions Manager, Europe, Middle East and Africa. Mr. Ryan joined Lexmark International Inc. in 1991 as the President of Lexmark Canada. Prior to that, he spent 22 years at IBM Canada, where he held a number of sales and marketing roles in its Office Products and Large Systems divisions. Mr. Ryan's last role at IBM Canada was Director of Operations for its Public Sector, a role he held from 1986 to 1990. He holds a Bachelor of Arts degree from the University of Western Ontario.

Mr. Ryan sits on the Audit, Human Resources and Compensation (Chair), and Nominating and Corporate Governance Committees.

BOARD AND COMMITTEE ATTENDANCE(2)

	ATTENDANCE	TOTAL ATTENDANCE
Board	9 of 9	Board	100%
Audit	6 of 6	Committee	100%
Human Resources and Compensation	6 of 6
Nominating and Corporate Governance	4 of 4

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

No other public company directorships

SHARE AND DSU/RSU OWNERSHIP VALUE AS OF DECEMBER 31, 2019(3)

Target Value: $352,500		Target Met: Yes
Actual Value: $2,308,793

12

Michael M. Wilson
Bragg Creek, Alberta
Canada

Director Since: 2011
 Age: 68
 Status: Independent

Areas of Expertise:
•   Public Company Board Expertise
•   Business Development
•   Corporate Governance
 2019 Annual Meeting
Votes in Favour: 99.23%
Votes Withheld: 0.77%

Mr. Wilson is a corporate director and has served on the Board since 2011. Mr. Wilson was appointed Chair of the Board effective January 29, 2020. Until his retirement in December 2013, he was the President and CEO, and a director, of Agrium Inc. (a public agricultural crop inputs company that has subsequently merged with Potash Corporation of Saskatchewan Inc. to form Nutrien Ltd.). He has over 30 years of international and executive management experience. Prior to joining Agrium Inc., Mr. Wilson served as President of Methanex Corporation (a public company) and held various senior positions in North America and Asia during his 18 years with The Dow Chemical Company (a public company). Mr. Wilson previously served on the board of directors of Finning International Inc. (a public company) and was also the past Chair of the Calgary Prostate Cancer Centre. He holds a degree in Chemical Engineering from the University of Waterloo.

Mr. Wilson sits on the Audit, Human Resources and Compensation, and Nominating and Corporate Governance (Chair) Committees.

BOARD AND COMMITTEE ATTENDANCE(2)

	ATTENDANCE	TOTAL ATTENDANCE
Board	9 of 9	Board	100%
Audit	6 of 6	Committee	100%
Human Resources and Compensation	6 of 6
Nominating and Corporate Governance	4 of 4

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

• Air Canada	• Suncor Energy Inc. (Chair)

SHARE AND DSU/RSU OWNERSHIP VALUE AS OF DECEMBER 31, 2019(3)

Target Value: $352,500		Target Met: Yes
Actual Value: $1,837,396

(1)
Mr. Cascella was appointed to the Board effective February 1, 2019.
(2)
See Table 7: Directors' Attendance at Board and Committee Meetings for disclosure for all directors of board and standing committee meeting attendance.
(3)
See — Directors' Ownership of Securities — Director Share Ownership Guidelines for a description of the shareholding requirements for applicable directors. New directors have five years from the time of their appointment to the Board to comply with the Director Share Ownership Guidelines (as defined below). The "Actual Value" of the shares and DSU/RSUs held as of December 31, 2019 is determined with respect to all SVS beneficially owned, all unvested RSUs and all DSUs, the value of which was, in each case, determined using a share price of $8.27, the closing price of SVS on the NYSE on December 31, 2019.
(4)
As President and CEO of the Corporation, Mr. Mionis is subject to the Executive Share Ownership Guidelines and not the Director Share Ownership Guidelines. See Executive Share Ownership. The "Actual Value" of the shares and share units held by Mr. Mionis as of December 31, 2019 includes all SVS beneficially owned by Mr. Mionis, all of his unvested RSUs and his PSUs that vested on January 31, 2020. The value of such RSUs and PSUs was determined using a share price of $8.27, the closing price of SVS on the NYSE on December 31, 2019.
(5)
Mr. Popatia, as an officer of Onex, is not subject to the Director Share Ownership Guidelines.
Interlocking Directorships

None of the current directors of the Corporation serve together as directors of other corporations.

13

Director Compensation

Director compensation is set by the Board on the recommendation of the Human Resources and Compensation Committee (the "HRCC") and in accordance with director compensation guidelines and principles established by the Nominating and Corporate Governance Committee. Under these guidelines and principles, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies, and requires a substantial portion of such compensation to be taken in the form of DSUs (or, at a director's election, RSUs, if the Director Share Ownership Guidelines described below have been met). The director fee structure for 2019 is set forth in Table 2 below.

Table 2: Directors' Fees(1)

Element	Director Fee Structure for 2019(2)
Annual Board Retainer(3)	$360,000 — Board Chair $235,000 — Directors

Travel Fees(4)	$2,500

Annual Retainer for the Audit Committee Chair	$20,000

Annual Retainer for the HRCC Chair	$15,000

Annual Retainer for the Nominating and Corporate Governance Committee Chair(5)	—
(1)
Does not include Mr. Mionis, President and CEO of the Corporation, whose compensation is set out in Table 18 of this Circular. Does not include fees payable to Onex for the service of Mr. Popatia as a director, which is described in footnote 10 to Table 3 of this Circular.
(2)
Directors may also receive further retainers and meeting fees for participation on ad hoc committees. During 2019, Mr. Wilson received a cash payment of $30,000 for chairing an ad hoc committee and Mses. Koellner and Perry and Mr. Ryan each received a cash payment of $20,000 for participation on such committee. The Board has the discretion to grant supplemental equity awards to individual directors as deemed appropriate (no such discretion was exercised in 2019).
(3)
Paid on a quarterly basis.
(4)
Payable only to directors who travel outside of their home state or province to attend a Board or Committee meeting.
(5)
The Chair of the Board also served as the Chair of the Nominating and Corporate Governance Committee in 2019, for which no additional fee was paid.
DSU/RSU Election

Effective January 1, 2019, each director must elect to receive 0%, 25% or 50% of their annual board fees, committee chair retainer fees and travel fees (collectively, "Annual Fees") in cash, with the balance in DSUs, until such director has satisfied the requirements of the Director Share Ownership Guidelines described (and defined) under Director Share Ownership Guidelines below. Once a director has satisfied such requirements, the director may then elect to receive 0%, 25% or 50% of their Annual Fees in cash, with the balance either in DSUs or RSUs. If a director does not make an election, 100% of such director's Annual Fees will be paid in DSUs.

Annual Fee Election

Prior to Satisfaction of Director Share Ownership Guidelines		After Satisfaction of Director Share Ownership Guidelines

Option 1	Option 2	Option 1	Option 2	Option 3
100% DSUs	(i) 25% Cash + 75% DSUs or (ii) 50% Cash + 50% DSUs	(i) 100% DSUs or (ii) 100% RSUs	(i) 25% Cash + 75% DSUs or (ii) 50% Cash + 50% DSUs	(i) 25% Cash + 75% RSUs or (ii) 50% Cash + 50% RSUs

14

Subject to the terms of the Directors' Share Compensation Plan, each DSU represents the right to receive one SVS or an equivalent value in cash (at the Corporation's discretion) when the director (a) ceases to be a director of the Corporation and (b) is not an employee of the Corporation or a director or employee of any corporation that does not deal at arm's-length with the Corporation (collectively, "Retires"). RSUs granted to directors are governed by the terms of the Corporation's Long-Term Incentive Plan ("LTIP"). Each quarterly grant of RSUs will vest in instalments of one-third per year on the first, second and third anniversary dates of the grant. Each vested RSU entitles the holder thereof to one SVS; however, if permitted by the Corporation under the terms of the grant, a director may elect to receive a payment of cash in lieu of SVS. Unvested RSUs will vest immediately on the date that the director Retires. The date used in valuing DSUs and RSUs that vest on retirement for settlement purposes is the date that is 45 days following the date on which the director Retires, or as soon as practicable thereafter. Such DSUs and RSUs, as applicable, are redeemed and payable on or prior to the 90th day following the date on which the director Retires.

Grants of DSUs and RSUs are credited quarterly in arrears. The number of DSUs and RSUs, as applicable, granted is calculated by multiplying the amount of such director's Annual Fees for the quarter by the percentage of the Annual Fees that the director elected to receive in the form of DSUs or RSUs, as applicable, and dividing the product by the closing price of the SVS on the NYSE on the last business day of the quarter.

Directors' Fees Earned in 2019

All compensation paid in 2019 by the Corporation to its directors is set out in Table 3, except for the compensation of Mr. Mionis, President and CEO of the Corporation, which is set out in Table 18 of this Circular. In 2019, the Board (excluding Mr. Popatia — see footnote 10 to Table 3) earned total Annual Fees in the amount of $2,170,000, including total grants of $1,396,250 in DSUs and $125,000 in RSUs.

Table 3: Director Fees Earned in Respect of 2019

	Annual Fees Earned						Allocation of Annual Fees(1)(2)

Name	Annual Board Retainer	Annual Committee Chair Retainer		Ad Hoc Committee Fees	Travel Fees	Total Fees	DSUs(3)	RSUs(4)	Cash(5)
Robert A. Cascella(6)	$235,000	—		—	$10,000	$245,000	$122,500	—	$122,500

Deepak Chopra	$235,000	—		—	—	$235,000	$117,500	—	$117,500

Daniel P. DiMaggio	$235,000	—		—	$10,000	$245,000	$183,750	—	$61,250

William A. Etherington(7)	$360,000	—		—	—	$360,000	$360,000	—	—

Laurette T. Koellner(8)	$235,000	$20,000	(9)	$20,000	$10,000	$285,000	$132,500	—	$152,500

Carol S. Perry(8)	$235,000	—		$20,000	—	$255,000	$235,000	—	$20,000

Tawfiq Popatia(10)	—	—		—	—	—	—	—	—

Eamon J. Ryan(8)	$235,000	$15,000	(11)	$20,000	—	$270,000	—	$125,000(12)	$145,000

Michael M. Wilson(8)	$235,000	—		$30,000	$10,000	$275,000	$245,000	—	$30,000

(1)
Directors who had not satisfied the requirements of the Director Share Ownership Guidelines described below were required to elect to receive 0%, 25% or 50% of their 2019 Annual Fees (set forth in the "Total Fees" column above) in cash, with the balance in DSUs. Directors who have satisfied the requirements of the Director Share Ownership Guidelines described below were required to elect to receive 0%, 25% or 50% of their Annual Fees in cash, with the balance either in DSUs or RSUs. The Annual Fees received by directors in DSUs and RSUs for 2019 were credited quarterly, and the number of DSUs and RSUs, as applicable, granted in respect of the amounts credited quarterly was determined using the closing price of the SVS on the NYSE on the last business day of each quarter, which was $8.45 on March 29, 2019, $6.83 on June 28, 2019, $7.17 on September 30, 2019 and $8.27 on December 31, 2019.
15

(2)
For 2019, the directors elected to receive their Annual Fees as follows:

Director	Cash	DSUs	RSUs
Robert A. Cascella	50%	50%	—

Deepak Chopra	50%	50%	—

Daniel P. DiMaggio	25%	75%	—

William A. Etherington	—	100%	—

Laurette T. Koellner	50%	50%	—

Carol S. Perry	—	100%	—

Eamon J. Ryan	50%	—	50%

Michael M. Wilson	—	100%	—
(3)
Amounts in this column represent the grant date fair value of DSUs issued in respect of 2019 Annual Fees. The grant date fair value of the grants is the same as their accounting value.
(4)
Amounts in this column represent the grant date fair value of RSUs issued in respect of 2019 Annual Fees. The grant date fair value of the grants is the same as their accounting value.
(5)
Amounts in this column represent the portion of 2019 Annual Fees paid in cash.
(6)
Mr. Cascella was appointed to the Board of Directors effective February 1, 2019.
(7)
During 2019, Mr. Etherington was the Chair of the Board and the Chair of the Nominating and Corporate Governance Committee. Mr. Etherington received an annual Board Chair retainer fee in the amount of $360,000. He did not receive a committee chair annual retainer in his capacity as Chair of the Nominating and Corporate Governance Committee. Mr. Etherington retired from the Board of Directors effective January 29, 2020.
(8)
During 2019, Mses. Koellner and Perry and Messrs. Ryan and Wilson (Chair) served on an ad hoc committee of the Board. Fees with respect to service on such committee were paid in cash.
(9)
Represents the annual retainer for the Chair of the Audit Committee.
(10)
Mr. Popatia is an officer of Onex and did not receive any compensation in his capacity as a director of the Corporation in 2019; however, Onex received compensation for providing the services of Mr. Popatia as a director in 2019 pursuant to a Services Agreement between the Corporation and Onex, entered into on January 1, 2009 (as amended January 1, 2017, the "Services Agreement"). The Services Agreement automatically renews for successive one-year terms unless the Corporation or Onex provide notice of intent not to renew. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Popatia ceases to be a director of Celestica, for any reason. Onex receives compensation under the Services Agreement in an amount equal to $235,000 per year (consistent with current annual Board retainer fees), payable in DSUs in equal quarterly installments in arrears. The number of DSUs is determined using the closing price of the SVS on the NYSE on the last day of the fiscal quarter in respect of which the instalment is to be credited.
(11)
Represents the annual retainer for the Chair of the HRCC.
(12)
Mr. Ryan was entitled to, and elected to, receive 50% of his 2019 Annual Fees in RSUs. Each quarterly RSU grant will vest ratably over three years, commencing on the first anniversary of the date of grant. Accordingly, on March 31, 2020, one-third of the RSUs granted to Mr. Ryan in respect of the first quarter of 2019 will vest and will be paid or settled either in cash or in SVS (on a one-for-one basis) at his election.
16

Directors' Ownership of Securities

Outstanding Share-Based Awards

Information concerning all outstanding share-based awards as of December 31, 2019 made by the Corporation to each director proposed for election at the Meeting (other than Mr. Mionis, whose information is set out in Table 19 of this Circular), including awards granted prior to 2019, is set out in Table 4. Such awards consist of DSUs and, commencing in 2019, RSUs. DSUs that were granted prior to January 1, 2007 may be settled in the form of SVS issued from treasury, SVS purchased in the open market, or an equivalent value in cash (at the discretion of the Corporation). DSUs granted after January 1, 2007 may only be settled in SVS purchased in the open market or an equivalent value in cash (at the discretion of the Corporation). RSUs granted to directors are governed by the terms of the LTIP. Each vested RSU entitles the holder thereof to one SVS; however, if permitted by the Corporation under the terms of the grant, a director may elect to receive a payment of cash in lieu of SVS. In 2005, the Corporation amended the LTIP to prohibit grants to directors of options to acquire SVS. There are no options granted to directors (or former directors) prior to the foregoing amendment that remain outstanding.

Table 4: Outstanding Share-Based Awards

	Number of Outstanding Securities(1)		Market Value of Outstanding Securities(2) ($)

Name	DSUs (#)	RSUs (#)	DSUs ($)	RSUs ($)
Robert A. Cascella(3)	16,081	—	$132,990	—

Deepak Chopra	28,227	—	$233,437	—

Daniel P. DiMaggio	211,053	—	$1,745,408	—

Laurette T. Koellner	230,081	—	$1,902,770	—

Carol S. Perry	154,551	—	$1,278,137	—

Tawfiq Popatia(4)	—	—	—	—

Eamon J. Ryan	262,768	16,409	$2,173,091	$135,702

Michael M. Wilson	222,176	—	$1,837,396	—
(1)
Represents all outstanding DSUs and unvested RSUs, including the regular quarterly grant of DSUs and RSUs issued on January 1, 2020 in respect of the fourth quarter of 2019.
(2)
The market value of DSUs and unvested RSUs was determined using a share price of $8.27, which was the closing price of the SVS on the NYSE on December 31, 2019.
(3)
Mr. Cascella was appointed to the Board of Directors effective February 1, 2019.
(4)
Mr. Popatia had no share-based awards from the Corporation outstanding as of December 31, 2019; however 249,988 DSUs have been issued to Onex (and are outstanding) pursuant to the Services Agreement since its inception, including 30,849 DSUs issued to Onex for the services of Mr. Popatia as a director of the Corporation in 2019. For further information see footnote 10 to Table 3.
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Changes in Directors' Equity Interest

The following table sets out, for each director proposed for election at the Meeting (other than Mr. Mionis, whose information is set out in Table 19 of this Circular), such director's direct or indirect beneficial ownership of, or control or direction over, shares and share-based awards in the Corporation as of February 19, 2020, and any changes therein since February 13, 2019 (the date of disclosure in the Corporation's management information circular for its 2019 Annual Meeting of Shareholders).

Table 5: Changes in Directors' Equity Interest(1)

			Share-Based Awards

Name	Date	SVS (#)	DSUs (#)	RSUs(2) (#)	Total (#)
Robert A. Cascella(3)	Feb. 13, 2019	—	—	—	—
	Feb. 19, 2020	—	16,081	—	16,081
	Change	—	16,081	—	16,081

Deepak Chopra	Feb. 13, 2019	—	12,804	—	12,804
	Feb. 19, 2020	—	28,227	—	28,227
	Change	—	15,423	—	15,423

Daniel P. DiMaggio	Feb. 13, 2019	—	186,932	—	186,932
	Feb. 19, 2020	—	211,053	—	211,053
	Change	—	24,121	—	24,121

Laurette T. Koellner	Feb. 13, 2019	—	212,688	—	212,688
	Feb. 19, 2020	—	230,081	—	230,081
	Change	—	17,393	—	17,393

Carol S. Perry	Feb. 13, 2019	—	123,702	—	123,702
	Feb. 19, 2020	—	154,551	—	154,551
	Change	—	30,849	—	30,849

Tawfiq Popatia(4)	Feb. 13, 2019	—	—	—	—
	Feb. 19, 2020	—	—	—	—
	Change	—	—	—	—

Eamon J. Ryan	Feb. 13, 2019	—	262,768	—	262,768
	Feb. 19, 2020	—	262,768	16,409	279,177
	Change	—	—	16,409	16,409

Michael M. Wilson	Feb. 13, 2019	—	190,013	—	190,013
	Feb. 19, 2020	20,000	222,176	—	242,176
	Change	20,000	32,163	—	52,163

(1)
Information as to SVS beneficially owned, controlled or directed, directly or indirectly, is not within the Corporation's knowledge and therefore has been provided by each individual set forth in the table.
(2)
Effective January 1, 2019, directors may elect to receive a portion of their Annual Fees in RSUs once they have met the requirements of the Director Share Ownership Guidelines described herein.
(3)
Mr. Cascella was appointed to the Board of Directors effective February 1, 2019.
(4)
As of February 19, 2020, Mr. Popatia owned 8,894 subordinate voting shares of Onex. No director of the Corporation owned shares of Onex during 2019 other than Mr. Popatia and Mr. Etherington (as of the date of his retirement on January 29, 2020, Mr. Etherington owned 10,000 subordinate voting shares of Onex). No director nominee owns shares of Onex other than Mr. Popatia. 30,849 DSUs were issued to Onex in 2019 for the services of Mr. Popatia as a director of the Corporation. 249,988 DSUs have been issued to Onex (and are outstanding) pursuant to the Services Agreement since its inception. Onex's beneficial ownership of securities of the Corporation (which does not include DSUs) is set forth in footnote 1 to Table 1.
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Director Share Ownership Guidelines

The Corporation has minimum shareholding requirements (the "Director Share Ownership Guidelines") for directors who are not employees or officers of the Corporation or Onex (see Executive Share Ownership for share ownership guidelines applicable to Mr. Mionis in his role as President and CEO of the Corporation). The Director Share Ownership Guidelines require that a director hold SVS, DSUs and/or unvested RSUs with an aggregate value equal to 150% of the annual retainer and that the Chair of the Board hold SVS, DSUs and/or unvested RSUs with an aggregate value equal to 187.5% of the annual retainer of the Chair of the Board. These Director Share Ownership Guidelines came into effect on January 1, 2016 in order to reflect the change from a retainer plus meeting fee structure to a fixed compensation arrangement for directors. Prior to the change, directors who served on the Board for five years were required to hold five times the previous base retainer. The Director Share Ownership Guidelines were thus modified to reflect the consolidation of the meeting fees into the single fixed annual retainer amount. The current shareholding requirement of 150% (187.5% for the Chair) of the annual retainer results in directors being required to hold shares or share-based awards in an amount substantially similar to five times the previous meeting fee amounts. We believe the Director Share Ownership Guidelines continue to require our directors to hold a meaningful level of shares or share-based awards in accordance with good governance practices.

Directors have five years from January 1, 2016 or from the time of their appointment to the Board, as applicable, to comply with the Director Share Ownership Guidelines. Although directors subject to the Director Share Ownership Guidelines will not be deemed to have breached such Guidelines by reason of a decrease in the market value of the Corporation's securities, such directors are required to purchase further securities within a reasonable period of time after such occurrence to comply with the Director Share Ownership Guidelines. Each director's holdings of securities are reviewed annually as of December 31. The following table sets out, for each applicable director proposed for election at the Meeting, whether such director was in compliance with the Director Share Ownership Guidelines as of December 31, 2019.

Table 6: Shareholding Requirements

	Shareholding Requirements

Director(1)	Target Value as of December 31, 2019	Value as of December 31, 2019(2)	Met Target as of December 31, 2019
Robert A. Cascella(3)	$352,500	$132,990	Not yet applicable

Deepak Chopra(4)	$352,500	$233,437	Not yet applicable

Daniel P. DiMaggio	$352,500	$1,745,408	Yes

Laurette T. Koellner	$352,500	$1,902,770	Yes

Carol S. Perry	$352,500	$1,278,137	Yes

Eamon J. Ryan	$352,500	$2,308,793	Yes

Michael M. Wilson	$352,500	$1,837,396	Yes

(1)
As President and CEO of the Corporation, Mr. Mionis is subject to the Executive Share Ownership Guidelines. As an officer of Onex, Mr. Popatia is not subject to the Director Share Ownership Guidelines.
(2)
The value of the aggregate number of SVS, DSUs and/or unvested RSUs held by each director is determined using a share price of $8.27, which was the closing price of the SVS on the NYSE on December 31, 2019.
(3)
Mr. Cascella was appointed to the Board of Directors effective February 1, 2019 and he is required to comply with the Director Share Ownership Guidelines within five years of his appointment.
(4)
Mr. Chopra was elected to the Board of Directors effective April 27, 2018 and he is required to comply with the Director Share Ownership Guidelines within five years of his election.
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Attendance of Directors at Board and Committee Meetings

The following table sets forth the attendance of directors at Board meetings and at meetings of those standing committees of which they are members, from January 1, 2019 to February 19, 2020. All then-members of the Board attended the Corporation's last annual meeting of shareholders.

Table 7: Directors' Attendance at Board and Committee Meetings

			Human Resources and	Nominating and Corporate	Meetings Attended %

Director	Board	Audit	Compensation	Governance	Board	Committee
Robert A. Cascella(1)	7 of 8	5 of 5	4 of 5	3 of 3	87%	92%

Deepak Chopra	9 of 9	6 of 6	6 of 6	4 of 4	100%	100%

Daniel P. DiMaggio	9 of 9	6 of 6	6 of 6	4 of 4	100%	100%

William A. Etherington(2)	8 of 9	6 of 6	6 of 6	4 of 4	88%	100%

Laurette T. Koellner	9 of 9	6 of 6	6 of 6	4 of 4	100%	100%

Robert A. Mionis	9 of 9	—	—	—	100%	—

Carol S. Perry	9 of 9	6 of 6	6 of 6	4 of 4	100%	100%

Tawfiq Popatia	8 of 9	—	—	—	88%	—

Eamon J. Ryan	9 of 9	6 of 6	6 of 6	4 of 4	100%	100%

Michael M. Wilson	9 of 9	6 of 6	6 of 6	4 of 4	100%	100%

(1)
Mr. Cascella was appointed to the Board of Directors effective February 1, 2019.
(2)
Mr. Etherington retired from the Board of Directors effective January 29, 2020.
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Environmental, Social and Governance Matters

Environmental, social and governance ("ESG") matters are important to Celestica and we believe that responsiveness to ESG issues is an inherent component of sound corporate citizenship. As a result, we are committed to: operating our business with integrity; focusing on ESG issues that impact our customers, the industries we serve, our employees and our shareholders; contributing to the local communities in which we operate; developing our employees and workforce; and being considerate environmental and fiscal stewards. Our commitment to social responsibility extends to the environment, anti-corruption and trade compliance, responsible sourcing, human rights, labor practices and worker health and safety. As part of our enterprise-wide approach to risk management, the Board and management monitor long-term risks that may be impacted by ESG events. Throughout this Circular, we outline our governance practices, which include board renewal and diversity, shareholder engagement and compensation matters, which are also set forth in our Statement of Corporate Governance Practices attached hereto as Schedule A. Detailed information regarding many of our ESG efforts is available in our Sustainability Report, which can be found, along with our Corporate Values, on our website: www.celestica.com (information on our website is not incorporated by reference into this Circular). Highlights of our approach and commitment to ESG matters are described below.

Environmental Sustainability

We are committed to driving sustainability initiatives through collaboration with our employees, customers, suppliers and local communities. Our Sustainability Report, which is published annually, outlines our sustainability strategy, the progress we have made as a socially responsible organization, and the key activities and milestones we are working to achieve for each of our focus areas, including employee sustainability, environmental sustainability, material stewardship, sustainable solutions and sustainable communities.

At Celestica, we strive to minimize the impact of our operations on the environment by working to make our infrastructure sustainable and by reducing our greenhouse gas ("GHG") emissions.

Since 2009, Celestica has published annual reports documenting our corporate social responsibility programs and environmental sustainability initiatives. We are committed to reporting our GHG emissions annually and have included third-party assurance of our GHG emissions in our annual report since 2013. Since 2010, we have responded to the CDP (formerly the Carbon Disclosure Project) climate change questionnaire which enables engagement on environmental issues worldwide.

We have adopted the United Nations Sustainable Development Goals as part of our sustainability strategy as well as a Conflict Minerals Policy in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act. We fully support the objectives of the conflict minerals legislation, which aims to minimize violence and environmental damage in the Democratic Republic of Congo and adjoining countries, and expect our suppliers to provide all necessary declarations.

Shareholder Engagement

Celestica is committed to providing a variety of avenues for shareholder engagement. Each year, we facilitate various channels of communication through the Corporation's various public disclosures, including our annual report on Form 20-F, management information circular, financial statements, news releases and regular updates to our website at www.celestica.com. In addition, our President and Chief Executive Officer and Chief Financial Officer regularly engage in meaningful dialogue with shareholders through quarterly earnings calls.

The Corporation encourages shareholders to participate in our governance by facilitating votes on shareholder proposals submitted in compliance with applicable laws and holding annual say-on-pay votes for executive compensation. The results of such votes are given the appropriate consideration in developing the Corporation's governance policies and compensation philosophy. Our Investor Relations team can be contacted directly at clsir@celestica.com.

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Shareholders may also confidentially contact the Chair of the Board or the independent directors by writing to them individually or as a group at the Corporation's head office. On receipt of shareholders letters addressed to the Chair of the Board or independent directors, we will forward such letters unopened to the Chair of the Board or to the appropriate addressee(s). See Questions and Answers on Proxies and Voting — How Can I Contact the Independent Directors and the Chair above.

Employee Engagement

At Celestica, we know our success depends on our talented people and their commitment to excellence and we believe employee engagement is crucial for employee retention, performance and productivity, as well as strong business outcomes. In 2018, we launched the "Your Voice" Global Engagement Survey (the "Engagement Survey") for all employees in order to measure overall engagement and identify our strengths and areas for improvement. We collected important information from the Engagement Survey, which we used to develop employee engagement goals that were then incorporated into our multi-year transformational strategy. These goals were designed to ensure that our employees remain engaged, understand how their work contributes to our success, have the right tools to do their job and have confidence in our future. In 2019, the HRCC and management reviewed the results of the Engagement Survey and, based on the feedback received, senior leadership developed plans intended to create a sustainable competitive advantage for Celestica through superior employee performance, building on our talent strategy and improving leadership. We intend to conduct additional employee engagement surveys on an ongoing basis.

We believe that employee engagement and well-being is strengthened through healthy, supportive and safe workplaces. Celestica fosters a positive and engaged workforce that drives innovation and empowers people to make a difference, and we leverage our collective expertise to drive positive change in the communities in which we operate. Globally, we have established a framework whereby all sites are required to measure and report on their environmental, health and safety ("EH&S") performance regularly. Our EH&S team is responsible for building and executing robust internal and external audit programs, identifying risks and conducting proactive risk management, developing and communicating safety training materials, and harmonizing key process indicators globally.

To enable employees to share best practices and ideas on reducing waste, saving energy and making healthier lifestyle choices at work and at home, we launched a Sustainable Workspace program, which is available in all of our operating languages. The program is tailored to reflect the diverse cultures of our employees around the globe.

Ethical Labour Practices

We maintain our Business Conduct Governance ("BCG") Policy, which outlines the ethics and practices we consider necessary for a positive working environment, as well as the high legal and ethical standards to which our employees are held accountable. 100% of our employees have completed BCG Policy training and we conduct annual re-certifications. Our BCG Policy is available on our website: www.celestica.com (information on our website is not incorporated by reference into this Circular).

In addition, Celestica has well-established policies regarding fair labour practices and guidelines that create a respectful, safe and healthy work environment for our employees globally. We are a founding (and remain a) member of the Responsible Business Alliance ("RBA"), a non-profit coalition of electronics companies that, among other things, establishes standards for its members in responsible and ethical practices in the areas of labor, environmental compliance, employee health and safety, ethics and social responsibility. The RBA Code of Conduct outlines industry standards intended to ensure that working conditions in the supply chain are safe, workers are treated with respect and dignity, and manufacturing processes are environmentally responsible. We continually work to implement, manage and audit our compliance with the RBA Code of Conduct.

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We are committed to the development and fair treatment of our global workforce, including promotion of a diverse workforce, an inclusive work environment, equal employment opportunity hiring practices and policies, and anti-harassment, workforce safety and anti-reprisal policies.

Community Engagement

We strive to support the local communities in which we live and work. We encourage all full-time employees to take up to 16 hours of paid time off per year to volunteer through our Time Off to Volunteer program. This program gives employees the opportunity to become involved in their communities in a meaningful way and to help those in need.

United Way is a federated network of over 80 local United Way Centraide offices serving more than 5,000 communities across Canada, each registered as its own non-profit organization. The goal is to create opportunities for a better life for everyone in our communities. In 2019, Celestica's annual United Way fundraising campaign raised C$377,136, which brings Celestica's lifetime giving amount to C$11,605,987.

External Recognition

Our commitment to corporate social responsibility continues to earn us external recognition. Below is a selection of the awards and recognition received by Celestica over the past year:

  •
  Global 100 Most Sustainable Corporations in the World, Corporate Knights

  •
  Best 50 Corporate Citizens, Corporate Knights

  •
  EcoVadis assessment gold rating
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INFORMATION ABOUT OUR AUDITOR
Appointment of Auditor

It is proposed that KPMG LLP ("KPMG") be appointed as the auditor of the Corporation to hold office until the close of the next annual meeting of shareholders. KPMG is the current auditor of the Corporation and was first appointed as auditor of the Corporation on October 14, 1997.

It is intended that, on any ballot relating to the appointment of the auditor, the shares represented by proxies in favour of the Proxy Nominees will be voted in favour of the appointment of KPMG as auditor of the Corporation to hold office until the next annual meeting of shareholders, unless authority to do so is withheld.

Fees Paid to KPMG

The Audit Committee of the Board of Directors negotiates with the auditor of the Corporation on an arm's-length basis in determining the fees to be paid to the auditor. Such fees have been based upon the complexity of the matters dealt with and the time expended by the auditor in providing services to the Corporation. The following table sets out the fees paid to KPMG in 2018 and 2019.

Table 8: Fees Paid to KPMG

	Year Ended December 31 (in millions)

	2019	2018
Audit Services	$3.0	$2.5

Audit Related Services	$—	$0.3

Tax Services(1)	$0.1	$0.1

Other(2)	$—	$0.1

Total	$3.1	$3.0

(1)
Tax services were mainly comprised of tax advisory and compliance services during each of 2018 and 2019.
(2)
KPMG billed $0.1 million in 2018 for a regulatory performance audit related to compliance with government accounting standards.

It is intended that, on any ballot relating to the remuneration of the auditor, the shares represented by proxies in favour of the Proxy Nominees will be voted in favour of the authorization of the Board of Directors to fix the remuneration to be paid to the auditor, unless authority to do so is withheld.

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SAY-ON-PAY
Advisory Say-On-Pay Resolution

The Corporation has held an advisory vote on executive compensation annually since 2012. While this vote is non-binding, it gives shareholders an opportunity to provide important input to the Board. Shareholders will be asked at the Meeting to consider, and, if deemed advisable, adopt the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Corporation's management information circular delivered in advance of the 2020 annual meeting of shareholders.

It is intended that, on any ballot relating to the advisory vote on executive compensation, the shares represented by proxies in favour of the Proxy Nominees will be voted in favour of the resolution, unless a vote "against" is indicated.

The Board of Directors will take the results of the vote into account, as it deems appropriate, when considering future compensation policies, practices and decisions and in determining whether to significantly increase engagement with shareholders on compensation and related matters. See Human Resources and Compensation Committee Letter to Shareholders below. The Corporation will disclose the results of the shareholder advisory vote as part of its report of voting results for the Meeting.

2019 VOTING RESULTS
2019 Voting Results

The voting results of the Meeting will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov following the Meeting. The voting results from the Corporation's annual meeting of shareholders held on April 25, 2019 were as follows:

Table 9: 2019 Voting Results

Brief Description of Voting Matters	Outcome of the Vote
	Approved	For
In respect of the election of the following proposed nominees as members of the Board of Directors of the Corporation
Robert A. Cascella	✓	99.57%
Deepak Chopra	✓	99.23%
Daniel P. DiMaggio	✓	99.23%
William A. Etherington	✓	98.82%
Laurette T. Koellner	✓	98.40%
Robert A. Mionis	✓	99.45%
Carol S. Perry	✓	99.42%
Tawfiq Popatia	✓	99.40%
Eamon J. Ryan	✓	99.12%
Michael M. Wilson	✓	99.23%

In respect of the appointment of KPMG as the auditor of the Corporation for the ensuing year	✓	Carried by a show of hands

In respect of the authorization of the Board of Directors of the Corporation to fix the remuneration of the auditors	✓	Carried by a show of hands

In respect of the advisory resolution on the Corporation's approach to executive compensation	✓	96.00%

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HUMAN RESOURCES AND COMPENSATION COMMITTEE

In July 2019, the Corporation's Compensation Committee was renamed the Human Resources and Compensation Committee ("HRCC") and its mandate was updated to include responsibilities for certain human resources matters. The HRCC is currently comprised entirely of independent directors (pursuant to applicable Canadian, SEC and NYSE rules for U.S. domestic companies) and consists of: Eamon J. Ryan (Chair), Robert A. Cascella, Deepak Chopra, Daniel P. DiMaggio, Laurette T. Koellner, Carol S. Perry and Michael M. Wilson. Mr. Etherington served on the HRCC during 2019 and until his retirement effective January 29, 2020.

The duties and responsibilities of the HRCC include:

  •
  reviewing and approving an overall reward/compensation policy for the Corporation, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and ownership interests;

  •
  reviewing the corporate goals and objectives relevant to the compensation of the CEO, as approved by the Board, evaluating the CEO's performance in light of these goals and objectives, and setting the compensation of the CEO based on this evaluation;

  •
  reviewing and approving the appointment and terms of employment (or any material changes to terms of employment) and, upon recommendation of the CEO, any changes to the base salary for all senior executive positions that report to the CEO and certain other senior executive positions, as well as any separation agreement or compensation arrangement for any such executive whose employment has been terminated;

  •
  reviewing, modifying and approving the elements of the Corporation's incentive-based plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payment;

  •
  making recommendations to the Board regarding the compensation of the Corporation's directors in accordance with the principles and guidelines established by the Nominating and Corporate Governance Committee;

  •
  maintaining and reviewing succession planning for the CEO, all positions that report to the CEO and certain other executive positions;

  •
  reviewing and approving, in conjunction with management, public disclosure relating to executive compensation in accordance with applicable rules and regulations and preparing any report required by any applicable securities regulatory authority or stock exchange requirement to be included in applicable public disclosure documents;

  •
  reviewing the Corporation's talent management strategy and practices;

  •
  reviewing and approving insider trading and share ownership policies;

  •
  regularly reviewing the risks associated with the Corporation's compensation policies and practices; and

  •
  performing any other activities consistent with its mandate.

See Statement of Corporate Governance Practices in Schedule A to this Circular for additional disclosure regarding the HRCC.

All members of the HRCC have direct experience that is relevant to their responsibilities relative to human resources and compensation, and have skills and experience that contribute to the ability of the HRCC to make decisions on the suitability of the Corporation's human resources and compensation policies and practices. Each member of the HRCC possesses significant knowledge in human resources and executive compensation matters gained from his or her experience as an executive in one or more major public corporations, as outlined in the biographies in Information Relating to Our Directors — Election of Directors — Nominees for Election as Director. This experience varies from director to director, but collectively includes having responsibility for oversight of human resources policies; the creation and implementation of executive compensation plans; participating in

26

briefings from outside consultants retained by compensation committees with respect to executive compensation design, administration and governance; having responsibility for human resources and executive compensation decisions; and past/present service on the human resources and/or compensation committees of several other major public corporations. Mr. Wilson currently serves as Chair of the Human Resources and Compensation Committee of Air Canada; Mr. Chopra currently serves as a member of the Human Resources, Compensation and Pension Committee of The North West Company Inc.; Ms. Koellner currently serves on the Compensation Committee of The Goodyear Tire & Rubber Company and the Compensation and Executive Development Committee of Nucor Corporation, and she previously served on the Compensation Committee of AIG; and Ms. Perry previously served on the Management Resources and Compensation Committee of Softchoice Corporation (while it was a public company listed on the TSX). Accordingly, the Corporation believes that its HRCC is appropriately qualified to make decisions on the suitability of the Corporation's human resources and compensation policies and practices.

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HUMAN RESOURCES AND COMPENSATION COMMITTEE LETTER TO SHAREHOLDERS

Dear Shareholders,

On behalf of the HRCC, I welcome this opportunity to share with you our approach to executive compensation, including the framework we used to make our compensation decisions for the CEO and certain other executive officers for 2019.

Our Approach to Executive Compensation

Celestica's executive compensation program is designed to pay for performance, adhere to the risk profile of the Corporation, align the interests of executives and shareholders, incentivize executives to work as a team to achieve our strategic objectives, ensure direct accountability for annual operating results and the Corporation's long-term financial performance and to reflect both business strategy and market norms. Total compensation for each executive varies with the Corporation's achievement of financial and non-financial objectives, as well as individual performance. Further, the HRCC has endeavoured to ensure that the executive compensation program is aligned with appropriate governance, risk management and regulatory principles.

Over the course of 2019, the HRCC executed on its full mandate. The HRCC reviewed the Corporation's executive pay-for-performance alignment in consultation with an independent compensation consultant and concluded that our 2019 executive pay levels were well-aligned with Celestica's performance. There were no key executive compensation design changes in 2019.

2019 Highlights

Global Employee Engagement Survey

In 2019, the HRCC reviewed the results of the Corporation's Engagement Survey conducted in late 2018. The HRCC strongly believes that a highly engaged workforce is essential to the long-term success of Celestica. The results of the Engagement Survey validated our belief that Celestica has a customer-focused culture and encourages innovation. The HRCC reviewed the plans developed by senior leadership in response to the feedback collected from the Engagement Survey. These plans included career enhancement and leadership development, and the talent management strategy described below. The HRCC will oversee the Corporation's progress on these plans and is committed to continued monitoring of employee engagement levels.

Talent Management Strategy and Succession Planning

Management conducted a comprehensive talent management strategy and succession planning analysis in 2019, which also included a review of feedback collected from the Engagement Survey as it pertained to talent management. This analysis focused on "mission critical" succession plans for senior leaders, including site general managers. Management identified talent risks, gaps, candidate succession readiness and individual succession candidates. The HRCC reviewed the results of this analysis and considered the implications to the succession readiness of the Corporation's leadership team. Management reported its conclusions to the HRCC, including its view of the status of the succession readiness of the Corporation's leadership team.

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2019 Pay for Performance

Although 2019 was a challenging year, we believe that the Corporation made considerable progress toward diversifying its revenue and customer base, and expanding its capabilities into higher value-add service offerings. Under Mr. Mionis' leadership, the Corporation remained dedicated to executing on its strategy in 2019. Accomplishments included: diversification of the Corporation's end markets and customers, demonstrated by an increase in Advanced Technology Solutions ("ATS") segment concentration to 39% of total revenue, up from 33% in 2018; streamlining the cost structure of the Connectivity and Cloud Solutions ("CCS") segment; the building of new capabilities and expansion of the Corporation's customer base; successful execution of the CCS segment portfolio review; successful execution on a number of new program ramps; strong revenue growth in the industrial, healthtech and aerospace and defense ("A&D") businesses; and strong non-IFRS free cash flow* generation, a portion of which was returned to shareholders through a share repurchase plan.

In consideration of Celestica's 2019 performance, the HRCC approved the following compensation decisions, which are described under Compensation Discussion and Analysis below:

  •
  the corporate performance factor ("CPF") under Celestica's Team Incentive Plan ("CTI") of 34% of target, which was reflective of below target revenue and non-IFRS operating margin* performance; and

  •
  PSU payouts made in January 2019 (with respect to grants made in 2016) reflected the Corporation's: (i) relative non-IFRS adjusted return on invested capital ("ROIC")* performance (40% weight) which resulted in 125% achievement; and (ii) relative total shareholder return ("TSR") ranking (60% weight) which resulted in zero achievement, for an overall vesting of 50% of the target amount of PSUs granted.

The HRCC believes that the Corporation's executive compensation program for 2019 demonstrated an appropriate pay-for-performance relationship. The CTI and PSU payouts are based on the achievement of pre-determined corporate goals which were partially achieved in 2019. As a result, executives received less than their target awards which thereby reduced their realized compensation for 2019.

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Checklist of Compensation Practices

We remain committed to developing executive compensation policies designed to serve the long-term interests of our shareholders.

What We Do		What We Don't Do

Pay for performance	✓	No repricing of options	X

Focus on long-term compensation using a balanced mix of compensation elements	✓	No hedging or pledging by executives of Celestica securities	X

Compensation mix that recognizes that while long-term success is critical, annual performance and adequate fixed compensation are also essential	✓	No steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds	X

Consider market norms and competitive pay practices	✓	No multi-year guarantees	X

Mitigate undue risk in compensation programs	✓	No uncapped incentive plans	X

Independent advisor to the HRCC	✓

Stress-test compensation plan designs	✓

Apply stringent share ownership policies and post-employment hold period for the CEO's shares	✓

Clawback on incentive-based compensation	✓

Equity plans provide for change of control treatment for outstanding equity based on a "double trigger" requirement	✓

Set minimum corporate profitability requirement for CTI payments	✓

Establish caps on PSU payout factors	✓

Shareholder "say-on-pay" advisory vote	✓
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Conclusion

We believe that our compensation philosophy aligns the interests of our executives with our shareholders. You are invited to review the following Compensation Discussion and Analysis section of this Circular, which provides more detailed disclosure of our executive compensation program.

Let me close by expressing my appreciation to the valued customers we serve and to the tens of thousands of our employees around the world whose dedication and resilience are critical to the achievement of Celestica's strategic transformation.

Yours sincerely,

Eamon Ryan
Chair of the Human Resources and Compensation Committee
(on behalf of the Human Resources and Compensation Committee)

*
See Compensation Discussion and Analysis — Note Regarding Non-IFRS Measures in this Circular for the definition of, and information regarding, this measure.
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COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis sets out the policies of the Corporation for determining compensation paid to the Corporation's CEO, its Chief Financial Officer ("CFO"), and the three other most highly compensated executive officers (collectively, the "Named Executive Officers" or "NEOs"). The NEOs who are the subject of this Compensation Discussion and Analysis are:

Robert A. Mionis — President and Chief Executive Officer

Mr. Mionis is responsible for Celestica's overall leadership, strategy and vision. In conjunction with the Board of Directors, he develops the Corporation's overall strategic plan, including the corporate goals and objectives as well as our approach to risk management. He is focused on positioning the Corporation for long-term profitable growth and ensuring the success of Celestica's customers around the world. For a complete CEO position description, see the Corporation's website at www.celestica.com.

Prior to joining Celestica, Mr. Mionis was an Operating Partner at Pamplona, a global private equity firm where he supported several companies across a broad range of industries, including the industrial, aerospace, healthcare and automotive industries. Before joining Pamplona, Mr. Mionis served as President and CEO of StandardAero, leading the company through a period of significant revenue and profitability growth. Over the course of his career he has held a number of operational and service roles at companies in the aerospace, industrial and semiconductor markets, including General Electric, Axcelis Technologies, AlliedSignal and Honeywell.

Mr. Mionis is a member of the Board of Directors. He has also been serving on the board of directors of Shawcor Ltd. since 2018. He holds a Bachelor of Science in Electrical Engineering from the University of Massachusetts.

Mandeep Chawla — Chief Financial Officer

Mr. Chawla is responsible for the planning and management of short and long-term financial performance and reporting activities. He assists the CEO in setting the strategic direction and financial goals of the Corporation, and manages overall capital allocation activities in order to maximize shareholder value. He provides oversight on risk management and governance matters, and leads the communication and relationship management activities with key financial stakeholders.

Mr. Chawla joined Celestica in 2010 and held progressively senior roles in the Corporation before assuming the role of CFO in 2017. Prior to joining Celestica, he held senior financial management roles with MDS Inc., Tyco International, and General Electric.

Mr. Chawla holds a Master of Finance degree from Queen's University and a Bachelor of Commerce degree from McMaster University. He is a CPA, CMA.

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John "Jack" J. Lawless — President, Advanced Technology Solutions

Mr. Lawless is responsible for strategy development, deployment and execution of Celestica's A&D, industrial, healthtech, energy and capital equipment businesses.

Prior to joining Celestica, Mr. Lawless was the CEO of Associated Air Center, a subsidiary of StandardAero, where he was responsible for strategy, sales, marketing, human resources, information technology and operations. At the same time, he held the role of Chief Operating Officer of StandardAero. Prior to StandardAero, Mr. Lawless held a number of Vice President-level roles with Honeywell. Before joining Honeywell, he held progressively senior positions with companies in the aerospace, industrial and semiconductor markets, including Axcelis Technologies, General Cable and AlliedSignal.

Todd C. Cooper — Chief Operations Officer

Mr. Cooper is responsible for driving operational and supply chain excellence, quality and technology innovation throughout the Corporation, as well as for the enablement of processes that drive value creation. As part of his role, he leads the operations, supply chain, quality, global business services, information technology and after-market services teams.

Mr. Cooper has over 25 years experience in operations leadership and advisory roles, including considerable experience in developing and implementing operational strategies to drive large-scale improvements for global organizations. Prior to joining Celestica, Mr. Cooper led supply chain, procurement, logistics, and sustainability value creation efforts at KKR, a global investment firm. Prior to that, he was the Vice President of Global Sourcing in Honeywell's Aerospace Division. He previously held various management roles at Storage Technology Corporation, McKinsey & Company, and served as a Captain in the U.S. Army.

He holds a Bachelor of Science in Engineering from the United States Military Academy at West Point, a Master of Science in Mechanical Engineering from the Massachusetts Institute of Technology and an MBA from the MIT Sloan School of Management.

Jason Phillips — President, Connectivity & Cloud Solutions

Mr. Phillips is responsible for strategy development, deployment and execution for Celestica's enterprise and communications businesses, including our Joint Design and Manufacturing ("JDM") offering.

Mr. Phillips joined Celestica in 2008 and held progressively senior roles within the Corporation's CCS business, most recently as Senior Vice President, Enterprise and Cloud Solutions. Prior to joining Celestica, he held the role of Vice President and General Manager, Personal Communications at Elcoteq, and spent five years at Solectron in senior roles spanning sales, global account management, business unit leadership, and operations.

Mr. Phillips holds a Bachelor of Science in Business Administration from the University of North Carolina, Chapel Hill.

A description and explanation of the significant elements of compensation awarded to the foregoing NEOs during 2019 is set out in the section Compensation Discussion and Analysis — 2019 Compensation Decisions.

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Note Regarding Non-IFRS Measures

This Compensation Discussion and Analysis contains references to operating margin, adjusted ROIC, and free cash flow, each of which is a non International Financial Reporting Standards ("IFRS") measure. With respect to all references to these measures, please note the following:

  •
  Non-IFRS operating margin is defined as non-IFRS operating earnings divided by revenue. Non-IFRS operating earnings is defined as earnings (loss) before income taxes, Finance Costs (defined below), employee stock-based compensation expense, amortization of intangible assets (excluding computer software), Other Charges (recoveries) (defined below), and acquisition inventory fair value adjustments ("FVAs").

  •
  Non-IFRS adjusted ROIC is determined by dividing non-IFRS operating earnings by average net invested capital which is defined as total assets less: cash, right-of-use ("ROU") assets, accounts payable, accrued and other current liabilities and provisions, and income taxes payable, using a five-point average to calculate average net invested capital for the year. In connection with our adoption of IFRS 16, Leases ("IFRS 16") as of January 1, 2019, we recognize ROU assets and related lease obligations on the applicable lease commencement dates. As IFRS 16 did not require the restatement of prior period financial statements, and in order to preserve comparability with prior calculations, commencing in the first quarter of 2019, we excluded the impact of our ROU assets from our calculation of net invested capital.

  •
  Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments (including lease payments under IFRS 16), and Finance Costs paid (commencing in 2019, excluding any debt issuance costs and waiver fees paid). As of January 1, 2019, we modified our non-IFRS free cash flow calculation to subtract lease payments under IFRS 16, as such payments were previously (but are no longer) reported in cash provided by (used in) operations. Accordingly, and in order to preserve comparability with prior calculations, commencing in the first quarter of 2019, such lease payments are subtracted from cash provided by (used in) operations in our determination of non-IFRS free cash flow.

  •
  Finance Costs consist of interest expense and fees related to the Corporation's credit facility (including debt issuance and related amortization costs, but not waiver fees, which are recorded in Other Charges), our interest rate swap agreements, our accounts receivable sales program and customer supplier financing programs, and beginning in the first quarter of 2019, interest expense on our lease obligations under IFRS 16, net of interest income earned.

  •
  Other Charges (recoveries) consist of restructuring charges, net of recoveries, transition costs (costs related to: the relocation of our Toronto manufacturing operations and the move of our corporate headquarters into and out of a temporary location; and certain capital equipment manufacturing line transfers); transition recoveries (the gain on the sale of our Toronto real property); net impairment charges; acquisition-related consulting, transaction and integration costs, and charges related to the subsequent re-measurement of indemnification assets; legal settlements (recoveries); credit facility-related charges (consisting of the accelerated amortization of unamortized deferred financing costs recorded during the second quarter of 2018, and fees incurred in the fourth quarter of 2019 in connection with waivers of specified covenant defaults under our credit facility (and related cross defaults)); and post-employment benefit plan losses incurred in the fourth quarter of 2019 related to changes in labor regulations in Thailand.

See "Non-IFRS measures" in the Corporation's Management's Discussion and Analysis for the first three quarters of 2019 (available at www.sedar.com and www.sec.gov) and for the Corporation's most recently completed financial year (available at www.sedar.com) and in Item 5 of the Corporation's Annual Report on Form 20-F for the year ended December 31, 2019 (available at www.sec.gov) for, among other things, a discussion of the exclusions used to determine these non-IFRS measures, how these non-IFRS measures are used, as well as a reconciliation of historical non-IFRS operating margin, non-IFRS adjusted ROIC, and non-IFRS free cash flow to the most directly comparable IFRS measures. These non-IFRS measures do not

34

have any standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Compensation Objectives

The Corporation's executive compensation philosophy is to attract, motivate and retain the leaders who drive the success of the Corporation. In light of this philosophy, we have designed our executive compensation programs and practices to pay for performance, adhere to the risk profile of the Corporation, align the interests of executives and shareholders, incentivize executives to work as a team to achieve our strategic objectives, ensure direct accountability for annual operating results and the Corporation's long-term financial performance and to reflect both business strategy and market norms. The HRCC reviews compensation policies and practices regularly, considers related risks, and makes any adjustments it deems necessary to ensure the compensation policies are not reasonably likely to have a material adverse effect on the Corporation.

A substantial portion of the compensation of our executives is linked to the Corporation's performance. The HRCC establishes target compensation with reference to the median compensation of a comparator group of Celestica's competitors, major suppliers, customers, and other major international technology companies that generally fall in the range of 50% to 200% of Celestica's revenue (such group, the "Comparator Group"). However, neither each element of compensation nor total compensation is expected to match the median of such Comparator Group exactly. NEOs have the opportunity for higher compensation for performance that exceeds target performance goals, and will receive lower compensation for performance that is below target performance goals.

The 2019 compensation package was designed to:

  •
  ensure executives are compensated fairly and in a way that does not result in the Corporation incurring undue risk or encouraging executives to take inappropriate risks;

  •
  provide competitive fixed compensation (i.e., base salary and benefits), as well as a substantial amount of at-risk pay through our annual and equity-based incentive plans;

  •
  reward executives, through both annual cash incentives and long-term equity-based incentives, for achieving operational and financial results that meet or exceed the Corporation's business plan and that are superior to those of direct competitors in the electronics manufacturing services ("EMS") industry and, in addition, in the case of equity-based incentives, for achieving superior share price performance relative to a group of technology hardware companies;

  •
  align the interests of executives and shareholders through long-term equity-based compensation;

  •
  recognize tenure and utilize a multi-year approach for setting and transitioning target compensation for executives who are new in their role;

  •
  reflect internal equity, recognize fair and appropriate compensation levels relative to differing roles and responsibilities, and encourage executives to work as a team to achieve corporate results; and

  •
  ensure direct accountability for the annual operating results and the long-term financial performance of the Corporation.
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Independent Advice

The HRCC, which has the sole authority to retain and terminate an executive compensation consultant to the HRCC, has engaged Willis Towers Watson (the "Compensation Consultant") since October 2006 as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate the Corporation's compensation levels, to provide data about those companies, and to provide observations and advice with respect to the Corporation's compensation practices versus those of the Comparator Group and the market in general.

The Compensation Consultant also provides advice (upon request) to the HRCC on the policy recommendations prepared by management and keeps the HRCC apprised of market trends in executive compensation. The Compensation Consultant attended portions of all HRCC meetings held in 2019, in person or by telephone, as requested by the Chair of the HRCC. At each of its meetings, the HRCC held an in camera session with the Compensation Consultant without any member of management being present. Decisions made by the HRCC, however, are the responsibility of the HRCC and may reflect factors and considerations supplementary to the information and advice provided by the Compensation Consultant.

Each year, the HRCC reviews the scope of activities of the Compensation Consultant and, if it deems appropriate, approves the corresponding budget. During such review, the HRCC also considers the independence factors required to be considered by the NYSE prior to the selection or receipt of advice from a compensation consultant. After consideration of such independence factors and prior to engaging the Compensation Consultant in 2019, the HRCC determined that the Compensation Consultant was independent. The Compensation Consultant meets with the Chair of the HRCC and management at least annually to identify any initiatives requiring external support and agenda items for each HRCC meeting throughout the year. The Compensation Consultant reports directly to the Chair of the HRCC and is not engaged by management. The Compensation Consultant may, with the approval of the HRCC, assist management in reviewing and, where appropriate, developing and recommending compensation programs to align the Corporation's practices with competitive practices. Any such service in excess of $25,000 provided by the Compensation Consultant relating to executive compensation must be pre-approved by the Chair of the HRCC. In addition, any non-executive compensation consulting service in excess of $25,000 must be submitted by management to the HRCC for pre-approval, and any services that will cause total non-executive compensation consulting fees to exceed $25,000 in aggregate in a calendar year must also be pre-approved by the HRCC.

The following table sets out the fees paid by the Corporation to the Compensation Consultant in each of the past two years:

Table 10: Fees of the Compensation Consultant

	Year Ended December 31

	2019	2018
Executive Compensation-Related Fees(1)	C$262,059	C$328,828

All Other Fees	—	—
(1)
Services for 2019 and 2018 included support on executive compensation matters that are part of the HRCCs annual agenda (e.g., executive compensation competitive market analysis, review of trends in executive compensation, peer group review, pay-for-performance analysis and assistance with executive compensation-related disclosure, annual valuation of PSUs for accounting purposes, attendance at all HRCC meetings, and support with ad-hoc executive compensation issues that arose throughout the year). Services for 2019 also included a compensation risk assessment update and additional NEO realized/realizable pay analysis. Services for 2018 also included a compensation risk assessment and director compensation review.
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Compensation Process

Executive compensation is determined as part of an annual process followed by the HRCC, as supported by the Compensation Consultant. The HRCC reviews and approves compensation for the CEO and the other NEOs, including base salaries, target annual incentive awards under the CTI and equity-based incentive grants. The HRCC evaluates the performance of the CEO relative to financial and business goals and objectives approved by the Board from time to time for such purpose. The HRCC reviews data for the Comparator Group and other competitive market data, and consults with the Compensation Consultant before exercising its independent judgment to determine appropriate compensation levels. The CEO reviews the performance evaluations of the other NEOs with the HRCC and provides compensation recommendations. The HRCC considers these recommendations, reviews market compensation information, consults with the Compensation Consultant, and then exercises its independent judgment to determine if any adjustments are required prior to approval of the compensation of such other NEOs.

The HRCC generally meets five times a year, in January, April, July, October and December. The annual executive compensation process is as follows:

January

•

Determine achievement of corporate and individual performance for CTI for the previous year

•

Determine achievement of performance for the PSUs that vest in the current year based on the applicable performance period

•

Approve corporate performance objectives for the CTI for the current year

•

Approve performance goals for PSUs granted in the current year

•

Review individual target compensation levels and approve base salary, target under the CTI and long-term incentives for the current year

•

Conduct risk assessment of compensation programs

•

Review scope of activity of Compensation Consultant and approve fees for the current year

•

Review executive compensation disclosure

•

Review the corporate goals and objectives relevant to CEO compensation and evaluate CEO performance in light of the financial and business goals and objectives approved by the Board for the previous year

•

Review and approve total compensation package for CEO for the current year, including stress-test of performance-based compensation

April	• Annual compensation policy review and pension plan review • Assess performance of Compensation Consultant

July

•

Review and consider shareholder feedback from say-on-pay vote

•

Review trends and "hot topics" in compensation governance

•

Review and approve Comparator Group for the following year

•

Review talent management strategy and succession plans

•

Conduct pay-for-performance alignment review

October

•

Review market benchmark reports for the CEO and other NEOs

•

Review preliminary achievement against performance targets and evaluate interim performance relative to corporate goals and objectives for the current year

•

Conduct risk assessment of compensation programs

December

•

Review updated preliminary achievement against performance targets and evaluate interim performance relative to corporate goals and objectives for the current year

•

Review preliminary compensation recommendations and performance objectives for the following year

•

Preliminary evaluation of individual performance relative to objectives

At the July meeting, the HRCC, based on recommendations from the Compensation Consultant, approves the Comparator Group that will be used for the compensation review for the following year. At the October meeting, the Compensation Consultant presents a competitive analysis of the total compensation for each of the NEOs, including the CEO, with reference to the established Comparator Group as well as other competitive market data. Using this analysis, the CEO develops base salary and equity-based incentive recommendations for the NEOs which are then reviewed with the Compensation Consultant. The CEO's compensation is determined

37

by the HRCC in consultation with the Compensation Consultant with input from the Corporation's chief human resources executive. At the December meeting, preliminary compensation proposals for the CEO and the other NEOs for the following year are reviewed, including base salary recommendations and the value and mix of their equity-based incentives. By reviewing the compensation proposals in advance, the HRCC is afforded sufficient time to discuss and provide input regarding proposed compensation changes prior to the January meeting at which time the HRCC approves the compensation proposals, revised as necessary or appropriate, based on input provided at the December meeting. In January, the HRCC reviews the corporate goals and objectives relevant to compensation of the CEO as approved by the Board. Previous grants of equity-based awards and their current retention value are reviewed and may be taken into consideration when making decisions related to equity-based compensation. The HRCC also considers the potential value of the total compensation package for the CEO, which is stress-tested at different levels of performance and different stock prices to ensure that there is an appropriate link between pay and performance, taking into consideration the range of potential total compensation. The CEO and the NEOs are not present at the HRCC meetings when their respective compensation is discussed.

Based on a management plan approved by the Board, CTI targets for the relevant year are approved by the HRCC at the beginning of the year. The HRCC reviews the Corporation's performance relative to these targets and the projected payment at the October and December meetings. At the January meeting of the following year, final payments under the CTI, as well as the vesting percentages for any previously granted equity-based incentives that have performance vesting criteria, are calculated and approved by the HRCC based on the Corporation's year-end results as approved by the Audit Committee. The amounts related to the CTI are then paid in February.

  HRCC Discretion

The HRCC may exercise its discretion to either award compensation absent attainment of a relevant performance goal or similar condition, or to reduce or increase the size of any award or payout to any NEO. The HRCC did not exercise such discretion for 2019 compensation with respect to any NEO.

The HRCC reviewed the non-IFRS adjusted ROIC performance measure for PSUs granted in 2017 and determined that such performance measure should align with the current design of PSUs, which was amended in 2018 to more closely align with the Corporation's strategic objectives. The PSUs granted in 2017 that vested in 2020 were therefore based on the Corporation's average non-IFRS adjusted ROIC over the three-year vesting period relative to the average non-IFRS adjusted ROIC of the pre-determined EMS competitor group over the same period.

  Compensation Risk Assessment and Governance Analysis

The HRCC, in performing its duties and exercising its powers under its mandate, considers the implications of the risks associated with the Corporation's compensation policies and practices. This includes: identifying any such policies or practices that encourage executive officers to take inappropriate or excessive risks; identifying risks arising from such policies and practices that are reasonably likely to have a material adverse effect on the Corporation; and considering the risk implications of the Corporation's compensation policies and practices and any proposed changes to them.

The Corporation's compensation programs are designed with a balanced approach aligned with its business strategy and risk profile. A number of compensation practices have been implemented to mitigate potential compensation policy risk. It is the HRCC's view that the Corporation's 2019 compensation policies and practices did not promote excessive risk-taking that would be reasonably likely to have a material adverse effect on the Corporation, and that appropriate risk mitigation features are in place within the Corporation's compensation program. In reaching its opinion, the HRCC reviewed key risk-mitigating features in the Corporation's compensation governance processes and compensation structure including the following:

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Governance

Corporate Strategy Alignment	• Our executive compensation program is designed to link executive compensation outcomes with the execution of business strategy and align with shareholder interests.

Compensation Decision-Making Process

•

The Corporation has formalized compensation objectives to help guide compensation decisions and incentive design and to effectively support its pay-for-performance policy (see Compensation Discussion and Analysis — Compensation Objectives).

Non-binding Shareholder Advisory Vote on Executive Compensation	• The Corporation annually holds an advisory vote on executive compensation, allowing shareholders to express approval or disapproval of its approach to executive compensation.

Annual Review of Incentive Programs

•

Each year, the Corporation reviews and sets performance measures and targets for the CTI and for PSU grants under the long-term incentive plans that are aligned with the business plan and the Corporation's risk profile to ensure continued relevance and applicability.

•

When new compensation programs are considered, they are stress-tested to ensure potential payouts would be reasonable within the context of the full range of performance outcomes. CEO compensation is stress-tested annually in addition to any stress-tests for new compensation programs.

External Independent Compensation Advisor

•

On an ongoing basis, the HRCC retains the services of an independent compensation advisor to provide an external perspective as to marketplace changes and best practices related to compensation design, governance and compensation risk management.

Overlapping Committee Membership	• All of the Corporation's independent directors sit on the HRCC to provide continuity and to facilitate coordination between the Committee's and the Board's respective oversight responsibilities.
Compensation Program Design

Review of Incentive Programs

•

At appropriate intervals, Celestica conducts a review of its compensation strategy, including pay philosophy and program design, in light of business requirements, market practice and governance considerations.

Fixed versus Variable Compensation

•

For the NEOs, a significant portion of target total direct compensation is delivered through variable compensation (CTI and long-term, equity-based incentive plans).

•

The majority of the value of target variable compensation is delivered through grants under long-term, equity-based incentive plans which are subject to time and/or performance vesting requirements.

•

The mix of variable compensation provides a strong pay-for-performance relationship.

•

The NEO compensation package provides a competitive base level of compensation through salary, and mitigates the risk of encouraging the achievement of short-term goals at the expense of creating and sustaining long-term shareholder value, as NEOs benefit if shareholder value increases over the long-term.

"One-company" Annual Incentive Plan

•

Celestica's "one-company" annual incentive plan (the CTI) helps to mitigate risk-taking by tempering the results of any one business unit on Celestica's overall corporate performance, and aligning executives and employees in the various business units and regions with corporate goals.

Balance of Financial Performance Metrics as well as Absolute and Relative Performance Metrics

•

The CTI ensures a balanced assessment of performance with ultimate payout tied to measurable corporate financial metrics.

•

Individual performance is assessed based on business results, teamwork and key accomplishments, and market performance is captured through RSUs as well as PSUs (which vest based on performance relative to both absolute and relative financial targets).

Minimum Performance Requirements and Maximum Payout Caps

•

A corporate profitability requirement must be met for any payout to occur under the CTI.

•

Additionally, a second performance measure must be achieved for payment above target.

•

Each of the CTI and PSU payouts have a maximum payout of two times target.

39

Share Ownership Requirement

•

The Corporation's share ownership guidelines require executives to hold a significant amount of the Corporation's securities to help align their interests with those of shareholders' and the long-term performance of the Corporation.

•

This practice also mitigates against executives taking inappropriate or excessive risks to improve short-term performance at the expense of longer-term objectives.

•

In the event of the cessation of Mr. Mionis' employment with the Corporation for any reason, he will be required to retain the share ownership level set out in the Executive Share Ownership Guidelines on his termination date for the 12 month period immediately following his termination date as set out in Mr. Mionis' amended CEO employment agreement effective August 1, 2016 (the "CEO Employment Agreement").

Anti-hedging and Anti-pledging Policy

•

Executives and directors are prohibited from: entering into speculative transactions and transactions designed to hedge or offset a decrease in the market value of securities of the Corporation; purchasing securities of the Corporation on margin; borrowing against securities of the Corporation held in a margin account; and pledging Celestica securities as collateral for a loan.

"Clawback" Policy

•

A "clawback" policy provides for recoupment of incentive-based compensation from the CEO and CFO that was received during a specified period in the event of an accounting restatement due to material non-compliance with financial reporting requirements as a result of misconduct, as well as any profits realized from the sale of securities during such period (see — "Clawback" Provisions).

•

In addition, all long-term incentive awards made to NEOs are subject to recoupment if certain employment conditions are breached.

"Double Trigger"	• The LTIP and Celestica Share Unit Plan ("CSUP") provide for change-of-control treatment for outstanding equity based on a "double trigger" requirement.

Severance Protection	• NEOs' entitlements on termination without cause are in part contingent on complying with confidentiality, non-solicitation and non-competition obligations.

Pay-For-Performance Analysis	• Periodic scenario-testing of the executive compensation programs is conducted, including a pay-for-performance analysis.

Comparator Group

The HRCC establishes salary, annual incentive and equity-based incentive awards with reference to the median of such elements for the Comparator Group, but is not bound to any target percentile for any element of compensation of the Comparator Group. The Comparator Group, comprising a selection of the Corporation's competitors, major suppliers, customers, and other international technology companies that generally fall in the range of 50% to 200% of the Corporation's revenue, is approved annually by the HRCC. The HRCC also considers the Corporation's business objectives and its participation in global markets when approving the Comparator Group. While the Corporation is incorporated and headquartered in Canada, our business is global, and we compete for executive talent worldwide with companies in the technology industry. Our global recruiting strategy has been evidenced by the fact that several of our executive officers were not recruited from Canada; and in fact, the Corporation's three most recent CEOs have come from the United States. There are no EMS competitor companies in the Comparator Group that are headquartered in Canada. For non-EMS companies, competitors of similar size and scope within Canada would not provide the desired global perspective. As a result, the determination of the Comparator Group is not bound by geographic limitations and instead includes a representation from a broad group of relevant companies which are publicly traded and against which the Corporation competes for executive leaders. Most of the companies in the current Comparator Group are based in the United States. The Comparator Group chosen in 2018 was used to establish 2019 executive compensation. ARRIS International was acquired at the end of 2018 and was subsequently removed from the Comparator Group in 2019. The Comparator Group chosen in 2019 to establish 2020 executive compensation was reviewed and approved by the HRCC, and is set out in Table 11 below.

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Table 11: Comparator Group(1)

Industry	Company	2018 Annual Revenue (billions)
Electronic Manufacturing	Flex Ltd.	$25.4
Services	Jabil Circuit, Inc.	$22.1
	Sanmina Corporation	$7.1
	Benchmark Electronics, Inc.	$2.6
	Plexus Corp.	$2.9
Semiconductor	Advanced Micro Devices. Inc.	$6.5
	Lam Research	$11.1
	NVIDIA Corp.	$9.7
Technology, Hardware,	NCR Corp.	$6.4
Storage, Peripherals	NetApp, Inc.	$5.9
Electronic Components & Equipment	Corning Inc. Amphenol Corporation	$11.3 $8.2
Communications	Harris Corp.	$6.2
	Juniper Networks, Inc.	$4.6
	Motorola Solutions	$7.3
Life Sciences Tools & Services	Agilent Technologies Inc.	$4.9
Percentiles	25th Percentile	$5.7
	50th Percentile	$6.8
	75th Percentile	$10.1
	Celestica Inc.	$6.6
	Celestica Inc. Percentile Rank	48%
(1)
All data was provided by the Compensation Consultant (sourced by it from Standard & Poor's Capital IQ), reflecting fiscal year 2018 revenue for each company, and is presented in U.S. dollars.

Additionally, broader market compensation survey data for other similarly-sized organizations as well as Canadian market data provided by the Compensation Consultant is analyzed in accordance with a process approved by the HRCC. The HRCC considered such survey data, among other factors, in making compensation decisions. In addition to the survey data, proxy disclosure of the Comparator Group companies for the most recently completed fiscal year was considered when determining the compensation of the CEO and the other NEOs.

Anti-Hedging and Anti-Pledging Policy

Our Insider Trading Policy prohibits executives from, among other things, entering into speculative transactions and transactions designed to hedge or offset a decrease in the market value of securities of the Corporation. Accordingly, executive officers may not sell short the Corporation's securities, buy or sell put or call options on the Corporation's securities, or purchase financial instruments (including prepaid variable contracts, equity swaps, collars or units of exchange funds) which are designed to hedge or offset a decrease in the market value of the Corporation's securities. Executive officers are also prohibited from purchasing the Corporation's securities on margin, borrowing against the Corporation's securities held in a margin account, or pledging the Corporation's securities as collateral for a loan. The directors of the Corporation also must comply with the provisions of the Insider Trading policy which prohibit hedging and/or pledging of the Corporation's securities.

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"Clawback" Provisions

The Corporation is subject to the "clawback" provisions of the Sarbanes-Oxley Act of 2002. Accordingly, if the Corporation is required to restate financial results due to material non-compliance with financial reporting requirements as a result of misconduct, the CEO and CFO would be required to reimburse the Corporation for any bonuses or incentive-based compensation they had received during the 12-month period following the first public issuance or filing with the SEC (whichever is earlier) of a financial document embodying such financial reporting requirement, as well as any profits they had realized from the sale of securities of the Corporation during that 12-month period.

In addition, under the terms of the stock option grants and the PSU and RSU grants made under the LTIP and the CSUP, a NEO is required by the Corporation to repay an amount equal to the market value of the shares (or in the case of options, the intrinsic value realized by the executive) at the time of release, net of taxes, if, within 12 months of the release date, the executive:

  •
  accepts employment with, or accepts an engagement to supply services, directly or indirectly to, a third party that is in competition with the Corporation or any of its subsidiaries; or

  •
  fails to comply with, or otherwise breaches, the terms and conditions of a confidentiality agreement or non-disclosure agreement with, or confidentiality obligations to, the Corporation or any of its subsidiaries; or

  •
  on his or her behalf or on another's behalf, directly or indirectly recruits, induces or solicits, or attempts to recruit, induce or solicit any current employee or other individual who is/was supplying services to the Corporation or any of its subsidiaries.

Executives who are terminated for cause also forfeit all unvested RSUs, PSUs and stock options as well as all vested and unexercised stock options.

Compensation Elements for the Named Executive Officers

The compensation of the NEOs in 2019 was comprised of the following elements:

Elements	Rationale

Base Salary	Provides a fixed level of compensation intended to reflect the scope of an executive's responsibilities and level of experience and to reward sustained performance over time, as well as to approximate competitive base salary levels

Annual Cash Incentives	Aligns executive performance with the Corporation's annual goals and objectives

Equity-Based Incentives	Provides a strong incentive for long-term executive retention
• RSUs	Aligns executives' interests with shareholder interests and provides incentives for
• PSUs	long-term performance

Benefits	Designed to help ensure the health and wellness of executives

Pension	Designed to assist executives in saving for their retirement

Perquisites	Perquisites are provided to executives on a case-by-case basis as considered appropriate and in the interests of the Corporation
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Compensation Element Mix

In order to ensure that our executive compensation program is market competitive, we annually review the program design and pay levels of companies in the Comparator Group and other competitive market data. We assess total target direct compensation (base salary, annual cash incentive and equity grants) as well as specific elements of compensation when reviewing market information relative to our executive compensation program. The HRCC uses the median of the Comparator Group as a guideline when determining total target direct compensation but is not bound to any target percentile for any specific element of compensation. In addition to the Comparator Group, we also consider executive compensation relative to internal peers where responsibilities and experience vary and we conduct a vertical compensation analysis in which we look at various internal business organizations or functions and compare levels of compensation with a view to succession within such organization or function. In determining appropriate positioning relative to the Comparator Group and internal peers, we utilize a multi-year approach for setting and transitioning target compensation for executives who are new in their role.

The at-risk portion of total compensation varies by role and executive level, but has the highest weighting at the most senior levels of management. CTI awards and certain equity-based incentive plan awards are contingent upon the Corporation's financial and operational performance and are therefore at-risk. By making a significant portion of total target direct compensation variable, the Corporation intends to continue to align NEO compensation with shareholder interests. The relative weighting of the compensation elements for the CEO and the other NEOs (average) for 2019 is set forth below.

Compensation Element Mix for CEO	Compensation Element Mix for Other NEOs (Average)

Base Salary

The objective of base salary is to attract, reward and retain top talent. Base salaries for executive positions are determined with consideration given to the market median of the Comparator Group. Base salaries are reviewed annually and adjusted if appropriate, to reflect individual performance, relevant knowledge, experience and the executive's level of responsibility within the Corporation.

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Celestica Team Incentive Plan

The objective of the CTI is to reward all eligible employees, including the NEOs, for the achievement of annual objectives. CTI awards for the NEOs are based on the achievement of pre-determined CPF and individual performance factor ("IPF") goals and are paid in cash. Payouts can vary from 0% for performance below a threshold up to a maximum capped at 200% of the Target Award (defined below). Awards are determined in accordance with the following formula:

CPF	The CPF is based on certain corporate financial targets established at the beginning of the performance period and approved by the HRCC and can vary from 0% to 200% of target.
Actual results relative to the targets are used in the determination of the amount of the annual incentive and are subject to the following two parameters (the "CTI Parameters"):
(1) a minimum corporate profitability requirement must be achieved for the CPF to exceed zero; and
(2) target non-IFRS operating margin must be achieved for other measures under the CPF to pay above target.
The CTI Parameters are set in addition to the CPF thresholds in order to ensure challenging limits reflective of our current business environment.
The CPF must be greater than zero for an executive to be entitled to any CTI payment.

IPF	Individual contribution is recognized through the IPF component of the CTI. The IPF is determined through the annual performance review process and is based on an evaluation of the NEO's performance measured against specific criteria established at the beginning of each year. The criteria may include factors such as the NEO's individual performance relative to business results, teamwork and the executive's key accomplishments. The IPF can increase an NEO's CTI award by a factor of up to 1.5x or reduce an NEO's CTI award to zero depending on individual performance. An IPF of less than 1.0 will result in a reduction of the CTI award otherwise payable.

Target Award	The target award is calculated as each NEO's Eligible Earnings (i.e., base salary) multiplied by the Target Incentive (expressed as a percentage of base salary in the applicable plan year) (the "Target Award"). The maximum CTI payment is two times the Target Award.

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Equity-Based Incentives

The Corporation's equity-based incentives for the NEOs consist of RSUs, PSUs and/or stock options. The objectives of equity-based compensation are to:

  •
  align the NEOs' interests with those of shareholders and incent appropriate behaviour for long-term performance;

  •
  reward the NEOs' contributions to the Corporation's long-term success; and

  •
  enable the Corporation to attract, motivate and retain qualified and experienced employees.

At the January meeting, the HRCC determines the dollar value and mix of the equity-based grants to be awarded to the NEOs, if any. On the grant date, the dollar value is converted into the number of units that will be granted using the closing price of the SVS on the day prior to the grant date. The annual grants are made following the blackout period that ends not less than 48 hours after the Corporation's year-end results have been released. The mix of equity-based incentives is reviewed and approved by the HRCC each year, and is based on factors including competitive grant practices, balance between performance incentive and retention value, and the effectiveness of each equity vehicle for motivating and retaining critical leaders.

Target equity-based incentives are determined using the median awards of the Comparator Group as a guideline; however, consideration is also given to individual performance and contribution when determining actual awards. In establishing the grant value of the annual equity awards for each of the NEOs, we start by assessing the median total target direct compensation of the equivalent position at companies in the Comparator Group. This data is then compared over a number of years for additional context and market trends. The HRCC also considers individual performance, the need to retain experienced and talented leaders to execute the Corporation's business strategies and the executive's potential to contribute to long-term shareholder value. Also considered are the executive's role and responsibilities, internal equity and the level of previous long-term incentive awards. Once all of these factors are taken into consideration, the grant value of the annual equity-based awards for the NEOs is set.

In addition to the annual equity grants, management may award equity-based incentives in order to attract new executive hires and to retain current executives in special circumstances. Generally, any such grant is reviewed in advance with the Chair of the HRCC and is subject to ratification by the HRCC. No such grants were made to NEOs in 2019 with the exception of a one-time award to Mr. Phillips of 22,124 RSUs — see 2019 Compensation Decisions below for a description of this award.

  RSUs

NEOs may be granted RSUs under either the LTIP or the CSUP as part of the Corporation's annual equity grant. Such awards may be subject to vesting requirements, including time-based or other conditions as may be determined by the HRCC in its discretion. RSUs granted by the Corporation generally vest in instalments of one-third per year, over three years, based on continued employment with the Corporation. The payout value of the award is based on the number of RSUs being released and the market price of the SVS at the time of release. The Corporation has the right under the CSUP to settle RSUs in either cash or SVS. Under the LTIP, the Corporation may, at the time of grant, authorize grantees to settle vested RSUs either in cash or in SVS (on a one-for-one basis). Absent such permitted election, grants under the LTIP will be settled in SVS. If the Corporation has authorized a settlement in SVS or cash, the holder can choose which of these the holder receives. See Compensation of Named Executive Officers — Equity Compensation Plans.

  PSUs

NEOs may be granted PSUs under the LTIP or the CSUP as part of the Corporation's annual equity grant. The vesting of such awards requires the achievement of specified performance-based conditions over a specified time period, as determined by the HRCC in its discretion. PSUs granted by the Corporation generally vest at the end of a three-year performance period subject to pre-determined performance criteria. The payout value of the

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award is based on the number of PSUs that vest (which ranges from 0% to 200% of the target amount granted) and the market price of the SVS at the time of release. The Corporation has the right under the CSUP to settle vested PSUs in either cash or SVS (on a one-for-one-basis). Under the LTIP, the Corporation may, at the time of grant, authorize grantees to settle PSUs either in cash or in SVS. Absent such permitted election, grants under the LTIP will be settled in SVS. If the Corporation has authorized a settlement in SVS or cash, the holder can choose which of these the holder receives. See Compensation of Named Executive Officers — Equity Compensation Plans.

  Stock Options

NEOs may be granted stock options under the LTIP. The exercise price of a stock option is the closing market price on the business day prior to the date of the grant. Stock options granted by the Corporation generally vest at a rate of 25% annually on each of the first four anniversaries of the date of grant and expire after a ten-year term. The LTIP is not an evergreen plan and no stock options have been re-priced.

Other Compensation

  Benefits

NEOs participate in the Corporation's health, dental, pension, life insurance and long-term disability programs. Benefit programs are determined with consideration given to market median levels in the local geographic region.

  Perquisites

Perquisites are provided to executives on a case-by-case basis as considered appropriate in the interests of the Corporation. NEOs are entitled to an annual comprehensive medical examination at a private health clinic. Where applicable, tax equalization is provided to certain NEOs as an integral part of the Corporation's Short-Term Business Travel Program and is designed to maintain an individual's tax burden at approximately the same level it would have otherwise been had they remained in their home country. Due largely to variables such as timing and tax rate differences between Canada and the U.S., tax equalization amounts may vary from year to year. While the Corporation is incorporated and headquartered in Canada, our business is global, we compete for executive talent worldwide and our executives are often required to travel extensively. As a result, we believe it is appropriate to make tax equalization payments in order to attract and retain non-Canadian executive officers with specific capabilities as well as to ensure that our executives do not incur any additional tax burden as a result of the business travel necessitated by the global nature of our business.

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2019 Compensation Decisions

Each element of compensation is considered independently of the other elements. However, the total package is reviewed to ensure that the achievement of target levels of corporate and individual performance will result in total compensation that is generally comparable to the median total compensation of the Comparator Group.

Base Salary

The base salaries for the NEOs were reviewed during 2019, taking into account individual performance and experience, level of responsibility and median competitive data.

The following table sets forth the annual base salary for the NEOs for the years ended December 31, 2017 through December 31, 2019:

Table 12: NEO Base Salary Changes

NEO	Year	Salary ($)
Robert A. Mionis	2019	$950,000
	2018	$950,000
	2017	$950,000

Mandeep Chawla	2019	$460,000
	2018	$450,000
	2017	$450,000

Jack J. Lawless	2019	$460,000
	2018	$460,000
	2017	$460,000

Todd C. Cooper	2019	$460,000
	2018	$460,000
	2017	—

Jason Phillips	2019	$460,000
	2018	$350,000
	2017	$350,000

The HRCC reviewed salaries for CFOs within the Comparator Group, median competitive data and historical data concerning CFO base salaries at the Corporation, as well as Mr. Chawla's experience and scope of responsibilities. In 2019, the HRCC approved an increase in Mr. Chawla's base salary from $450,000 to $460,000 in order to align his pay to median base salary of CFOs within the Comparator Group.

Mr. Phillips was appointed President, CCS, effective January 1, 2019, prior to which he served as Senior Vice President, Enterprise and Cloud Solutions. Upon his appointment as President, CCS, his base salary was increased from $350,000 to $425,000. In August 2019, his position and responsibilities were significantly expanded in connection with the Corporation's recent strategic objectives. As a result, Mr. Phillips' annual base salary was increased at such time from $425,000 to $460,000. At such time, he also received a one-time award of 22,124 RSUs. See NEO Equity Awards and Mix below.

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Annual Incentive Award (CTI)

  2019 Company Performance Factor

The CPF component of the CTI calculation for 2019 was based on the achievement of the Corporation relative to specified financial targets as set forth in Table 13 below. The targets were revenue and non-IFRS operating margin for 2019, which were the same measures used in 2018. These measures were approved by the HRCC as they were determined to be aligned with the Corporation's key objectives of driving profitable growth on both a "top line" and "bottom line" basis. The 2019 financial targets were established at levels consistent with the Corporation's Annual Operating Plan for 2019, which was approved by the Board. As described above, no minimum CTI payments are guaranteed.

As described above, a minimum corporate profitability requirement must be achieved in order for CTI to be payable. That requirement was met in 2019 and therefore CTI was payable. A cap applies such that, in order for the revenue component to pay above target, target non-IFRS operating margin must be achieved; however, because revenue did not exceed target, the cap did not come into play. The percentage achievement for each measure was then determined by interpolating between the factor that corresponds to threshold, target and maximum, as applicable. Each achievement factor was then multiplied by its weight (50%) in order to determine the weighted achievement.

The CPF for 2019 was 34% based on the results in the following table:

Table 13: Company Performance Factor

Measure	Weight	Threshold	Target	Maximum	Achieved Results	Weighted Achievement
Non-IFRS operating margin	50%	2.7%	3.6%	4.5%	2.7%	15%

IFRS revenue	50%	$5,800M	$6,300M	$6,800M	$5,888M	19%

CPF						34%

  2019 Individual Performance Factor

The IPF can increase an executive's CTI award by a factor of up to 1.5x or reduce the CTI award to zero depending on individual performance (an IPF of less than 1.0 will result in a reduction of the CTI award otherwise payable). Notwithstanding the foregoing, CTI payments are subject to an overall maximum cap of 200% of the Target Award. The IPF is determined through the annual performance review process.

At the beginning of each year, the HRCC and the CEO agree on performance goals for the CEO that are then approved by the Board. Goals for the other NEOs that align with the CEO's goals are then established and agreed to between the CEO and the respective NEOs. The performance of the CEO and the NEOs is measured against the established goals, but also contains subjective elements, such that criteria for, and the amount of, the IPF remains at the discretion of the HRCC. However, the CPF must be greater than zero for an executive to be entitled to any CTI payment.

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CEO

In assessing Mr. Mionis' individual performance, the HRCC considers the Corporation's objectives and results achieved, personal performance objectives as determined annually, as well as other factors the Committee considers relevant to the role of CEO. Key results that were considered in determining Mr. Mionis' IPF for 2019 are included below:

Objective	Metric	Result

Profitable Growth	2019 Financial Targets

•

Despite lower than anticipated revenue in 2019, the Corporation's ATS segment experienced moderate revenue growth which was largely offset by declines in the capital equipment business, lower demand in our communications end market and planned enterprise end market program disengagements

• Delivered sequential non-IFRS operating margin improvements in each quarter of 2019
• Delivered strong non-IFRS free cash flow

	Bookings	• Strong bookings and implementation of commercial excellence roadmap

	Customer Satisfaction	• Improved quality, delivery and customer satisfaction
• Successful ramp of new customer programs

	M&A Integration	• Completed integration of Atrenne Integrated Solutions, Inc. and Impakt Holdings, LLC

Expand Capabilities	Operations	• Launched operations strategic road-map with a focus on standard practices
• Accelerated global best practices for operational effectiveness
• Implementation of IT strategic roadmap, including digital factory

	Strategic Roadmap	• Deployed segment strategic roadmaps and added key capabilities across ATS and CCS
• Expanded service provider and JDM solutions
• Executed on actions associated with the CCS portfolio-review program and productivity initiatives

	Engineering	• Completed roll-out of Product Lifecycle tool set and implemented design led sales strategy program

People Driven	Implementation Roadmaps	• Talent management strategy progress through the Engagement Survey, revitalized talent strategy and leadership development programs
• Leadership in brand and values development as well as corporate citizenship

2019 was a year of transition for Celestica marked by mixed results as the Corporation continued its strategic transformation. Progress was made in advancing the Corporation's objectives, driving future revenue diversification and non-IFRS operating margin expansion. The Corporation delivered strong bookings and executed well on its CCS portfolio-review program. The ATS segment experienced moderate revenue growth, as growth in new programs in the industrial, healthtech and A&D businesses were largely offset by declines in the capital equipment business and disengagements from non-strategic programs in the energy business. The Corporation generated strong non-IFRS free cash flow in 2019, a portion of which was returned to shareholders through a share repurchase plan. While we believe we advanced our strategic transformation in 2019, financial results were below expectations as a result of supply chain inefficiencies in the A&D business, planned enterprise end-market program disengagements and continuing demand softness from certain communications customers.

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The HRCC believes that under Mr. Mionis' leadership, the Corporation navigated well through challenging market dynamics in 2019. As a result, the HRCC and the Board believe that an IPF of 0.95 for 2019 for Mr. Mionis appropriately reflects Celestica's overall performance in 2019, as well as Mr. Mionis' leadership in executing the Corporation's key strategic initiatives. As a result of his 2019 IPF and the CPF for 2019, Mr. Mionis received significantly less than his Target Award, which reduced his realized compensation for 2019.

Other NEOs

The performance of the NEOs (other than the CEO) is assessed at year-end relative to objective measures that align with the targets for the CEO. The CEO assesses each NEO's contributions to the Corporation's results, including such NEO's contributions as a part of the senior leadership team. Based on the CEO's assessment, the HRCC considered each NEO to have met expectations for 2019 based on each of their individual performance and contribution to corporate goals and objectives.

Factors considered in the evaluation of each NEO's IPF included the following:

Mr. Chawla	• Demonstrated a high level of personal engagement and strengthened relationships with shareholders, investors and the financial community
• Provided strategic direction to the Corporation's cost efficiency initiative
• Led improvement of working capital performance, which contributed to strong non-IFRS free cash flow generation
• Strong business partner to the segment Presidents and the Chief Operations Officer

Mr. Lawless	• Successfully executed a number of new program ramps, and delivered strong revenue growth in our industrial, healthtech and A&D businesses
• Secured strong bookings in the ATS segment leading to increased scale, additional proof points and a stronger and more diverse ATS segment portfolio
• Implemented cost reduction initiatives to partially mitigate the impact of significantly lower demand in the capital equipment business

Mr. Cooper	• Upgraded operations and functional leadership
• Deployed a standardized "Celestica Operation System" in order to improve factory performance, including standardized best practices and a robust operational management system
• Coordinated quality, delivery and productivity programs at certain key sites
• Implemented strategies to expand supply-base performance and reduce working capital requirements

Mr. Phillips	• Provided strategic direction to the CCS portfolio-review program, including portfolio shaping, commercial and operational improvements, and segment growth initiatives
• Integral to the Corporation's cost-efficiency initiative
• Delivered strong results in JDM and developed next generation platforms

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  Target Award

The following table sets forth information with respect to the potential and actual awards under the CTI for participating NEOs during 2019:

Table 14: 2019 CTI Awards

Name	Target Incentive %(1)	Potential Award for Below Threshold Performance	Potential Award for Threshold Performance(2)	Potential Award for Target Performance(2)	Potential Maximum Award(2)	Amount Awarded	Amount Awarded as a % of Base Salary
Robert A. Mionis	125%	$0	$296,875	$1,187,500	$2,375,000	$383,562	40%

Mandeep Chawla	80%	$0	$91,507	$366,027	$732,054	$118,227	26%

Jack J. Lawless	80%	$0	$92,000	$368,000	$736,000	$118,864	26%

Todd C. Cooper	80%	$0	$92,000	$368,000	$736,000	$118,864	26%

Jason Phillips	80%	$0	$87,627	$350,510	$701,020	$113,215	26%
(1)
The Target Incentive for each NEO was not changed from 2018.
(2)
Award amounts in these columns are calculated based on an IPF of 1.0. Mr. Mionis' IPF for 2019 was 0.95.

  NEO Equity Awards and Mix

Target equity-based incentives were determined for the NEOs with reference to the median awards of the Comparator Group. Consideration was also given to individual performance, the roles and responsibilities of the NEOs, retention value and market trends. The mix of equity in respect of 2019 compensation was comprised of 40% RSUs and 60% PSUs (in accordance with executive compensation program design changes implemented in 2018). See Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a general description of the process for determining the amounts of these awards.

In recognition of Mr. Phillips' commitment to his newly expanded responsibilities, he received a one-time award of 22,124 RSUs on August 6, 2019 based on a share price of $6.78, which was the closing price of the SVS on the NYSE on August 5, 2019 (the last business day before the date of the grant). These RSUs vest ratably over a three-year period, commencing on the first anniversary of the date of grant.

The following table sets forth equity awards granted to the NEOs on February 6, 2019 as part of their 2019 compensation as well as the award granted to Mr. Philips on August 6, 2019:

Table 15: NEO Equity Awards

Name	RSUs (#)(1)	PSUs (#)(2)	Stock Options (#)	Value of Equity Award(3)
Robert A. Mionis	358,208	537,313	—	$7,200,000

Mandeep Chawla	79,601	119,402	—	$1,600,000

Jack J. Lawless	87,064	130,597	—	$1,750,000

Todd C. Cooper	79,601	119,402	—	$1,600,000

Jason Phillips(4)	94,263	108,208	—	$1,600,000
(1)
Grants were based on a share price of $8.04, which was the closing price of the SVS on the NYSE on February 5, 2019 (the last business day before the date of grant) other than as specified in footnote (4) below.
(2)
Assumes achievement of 100% of target level performance.
(3)
Represents the aggregate grant date fair value of the RSUs and PSUs.
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(4)
Includes the one-time award of 22,124 RSUs granted to Mr. Phillips on August 6, 2019 based on a share price of $6.78, which was the closing price of the SVS on the NYSE on August 5, 2019 (the last business day before the date of grant).

The RSUs vest ratably over a three-year period, commencing on the first anniversary of the date of grant. The value of the RSUs granted on February 6, 2019 was determined at the January 2019 meeting of the HRCC. The number of RSUs granted was determined using the closing price of the SVS on February 5, 2019 (the day prior to the date of grant) on the NYSE of $8.04.

PSUs granted as set forth in the table above vest at the end of a three-year period subject to pre-determined performance criteria. For such awards, each NEO was granted a target number of PSUs ("Target Grant"). The number of PSUs that will actually vest ranges from 0% to 200% of the Target Grant and will be primarily based on the Corporation's non-IFRS operating margin in the final year of the three-year performance period ("EBIAT Result"), subject to modification by the Corporation's average annual non-IFRS adjusted ROIC achievement over the performance period ("ROIC Factor") and relative TSR achievement ("TSR Factor") over the performance period in accordance with the following:

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Formula	Description

Preliminary Vesting % based on EBIAT Result	The percentage of PSUs that will vest based on the EBIAT Result (the "Preliminary Vesting %") can range between 0% and 200% of the Target Grant. The Preliminary Vesting % will be subject to initial adjustment based on the ROIC Factor and further adjustment based on the TSR Factor, as described below, provided that the maximum number of PSUs that may vest will not exceed 200% of the Target Grant.

Preliminary Vesting % subject to modification by a factor of either –25%, 0% or +25% based on ROIC Factor	The Corporation's ROIC Factor will be measured relative to a pre-determined non-IFRS adjusted ROIC range approved by the Board. The Preliminary Vesting % will not be modified if the ROIC Factor is within that pre-determined range. The Preliminary Vesting % will be increased or decreased by 25% if the ROIC Factor is above or below that predetermined range, respectively (as so adjusted, the "Secondary Vesting %"). The ROIC Factor cannot increase the actual number of PSUs that vest to more than 200% of the Target Grant.

Secondary Vesting % subject to modification by a factor ranging from –25% to +25% based on TSR Factor	TSR measures the performance of a company's shares over time. It combines share price appreciation and dividends, if any, paid over the relevant period to determine the total return to the shareholder expressed as a percentage of the share price at the beginning of the performance period. With respect to each TSR Comparator (as defined below), TSR is calculated as the change in share price over the three-year performance period (plus any dividends) divided by the share price at the beginning of the period, where the average daily closing share price for the month of December 2018 is the beginning share price and the average daily closing price for the month of December 2021 will be the ending share price. The TSR of the Corporation is calculated in the same manner in respect of the SVS (the Corporation does not currently pay dividends).

	For purposes of determining modifications to the Secondary Vesting % based on the TSR Factor, the HRCC determined that for PSUs granted in 2019, the Corporation's TSR will be measured relative to the S&P Americas BMI Technology Hardware & Equipment Index as of January 1, 2019 (the "BMI Index"), with the addition of Flex Ltd. (the only EMS-peer company not already included in the BMI Index), that remain publicly traded on an established U.S. stock exchange for the entire performance period (the "TSR Comparators"). The BMI Index is comprised of technology hardware and equipment subsector companies with business diversification. The HRCC determined that the attributes of the BMI Index, including its alignment with both the U.S. technology peers used for overall executive compensation benchmarking and Celestica's business models were more appropriate for the PSU vesting determinations than the S&P 1500 Technology Index, which had been previously used. The Corporation's market capitalization is positioned around the median of the TSR Comparators.

	After calculating the percentile rank for each TSR Comparator (by arranging the TSR results from highest to lowest), the Corporation's TSR will be ranked against that of each of the TSR Comparators. The Secondary Vesting % will then be subject to modification (ranging from a decrease of 25% to an increase of 25%) by interpolating between the corresponding percentages immediately above and immediately below Celestica's percentile position as set out in the table below, provided that the Corporation's TSR performance cannot increase the actual number of PSUs that will vest to more than 200% of the Target Grant.

	Celestica's TSR Positioning	TSR Modification Factor

	90th Percentile	25%
	75th Percentile	15%
	50th Percentile	0%
	25th Percentile	–15%
	<25th Percentile	–25%

Summary	Total PSU Vesting Percentage =

	(1) Preliminary Vesting % based on EBIAT Result;

	(2) Preliminary Vesting % is subject to modification by a factor of either –25%, 0% or +25%, based on ROIC Factor (Secondary Vesting %); and

	(3) Secondary Vesting % is subject to modification by a factor ranging from –25% to +25% based on TSR Factor.

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Realized and Realizable Compensation

  CEO Realized and Realizable Compensation

The following table is a look back at CEO compensation that compares the total target direct compensation awarded to Mr. Mionis for the years ended December 31, 2016 through December 31, 2019 to his realized and realizable compensation for each such year. The total target direct compensation value represents Mr. Mionis' salary, target CTI award and the target value of share-based awards. The realized and realizable value represents actual salary paid, actual CTI award paid and share-based awards at vest date value or, if the vest date is after December 31, 2019, at $8.27 per share, the closing price of the SVS on the NYSE on December 31, 2019, which may not be the ultimate amount earned.

Table 16: CEO Realized and Realizable Compensation

	2016	2017		2018	2019
Total Target Direct Compensation	$6,912,500	$7,582,021		$9,337,500	$9,337,500

Realized and Realizable Compensation	$6,327,548	$4,367,532	(1)	$7,659,534	$8,739,522

Realized and Realizable Compensation as a % of Total Target Direct Compensation	92%	58%		82%	94%
(1)
Includes PSUs that vested on January 31, 2020 at 40% of target, which on December 31, 2019 was the Corporation's anticipated payout and actual payout; the value of which was determined using a share price of $8.27, the closing price of the SVS on the NYSE on December 31, 2019.

  NEO Realized and Realizable Compensation and Total Shareholder Return

The following graph compares the five-year trend in the Corporation's TSR to both total target direct compensation and the realized and realizable compensation for the NEOs for each year. The total target direct compensation value represents salary, target CTI award and the target value of share-based awards and option awards (if applicable) for all NEOs reported in the Corporation's management information circular each year. The realized and realizable value represents: actual salary paid; actual CTI award paid; share-based awards at vest date value or if the vest date is after December 31, 2019, at $8.27 per share, the closing price of the SVS on the NYSE on December 31, 2019; and option awards (if applicable) at their intrinsic value; which may not be the ultimate amount earned. This look back at compensation demonstrates the comparison between actual pay and total target compensation intended at the time of grant. The difference between total target direct compensation and realized and realizable compensation was driven by the performance of the SVS and achievement relative to CTI and PSU performance measures, as well as changes in the reported NEOs in applicable years.

In 2019, we continued to operate in a highly competitive and volatile market environment in which we experienced uncertain market demand as well as materials shortages. We believe that this volatility in our business resulted in significant price and volume fluctuations in the market price of our SVS, and negatively impacted our TSR for 2019. In addition to TSR, we assess our performance based on various other measures, including revenue and non-IFRS operating margin. We also measure our performance against how well we have performed relative to our objectives, which are based on a complex and necessary business transformation strategy designed to diversify the Corporation's business, achieve portfolio optimization, streamline cost structure and drive more sustainable, long-term revenue and profitable growth. We utilize all such measures in assessing the alignment our executive pay with the Corporation's performance. We believe that the difficult work completed in 2019 will lead to profitable growth and thereby will have a positive impact on our TSR over the long term.

A significant portion of NEO compensation is provided in the form of long-term incentives and, commencing in 2018, we increased the proportion of PSUs in the annual equity grants to 60% (from 50% in 2017). The value of such PSUs will not be realizable by the NEOs until the end of the relevant three-year performance period. We believe the realized value of the long-term incentives granted to NEOs, and the performance of the PSUs in

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particular, will more closely mirror the trend in share price movement and serve to align the interests of management with those of our shareholders.

Table 17: NEO Realized and Realizable Compensation

	2015	2016	2017		2018	2019
Celestica Total Shareholder Return (1 year)	–6%	7%	–12%		–16%	–6%

Total Target Direct Compensation	$8,727,784	$16,375,500	$16,088,075		$19,049,426	$19,155,708

Realized and Realizable Compensation	$7,376,294	$14,152,017	$9,995,006	(1)	$15,608,374	$17,790,364

Realized and Realizable Compensation as a % of Total Target Direct Compensation	85%	86%	62%		82%	93%
(1)
Includes PSUs that vested on January 31, 2020 at 40% of target, which on December 31, 2019 was the Corporation's anticipated payout and actual payout; the value of which was determined using a share price of $8.27, the closing price of the SVS on the NYSE on December 31, 2019.
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COMPENSATION OF NAMED EXECUTIVE OFFICERS

This section contains references to operating margin and adjusted ROIC, each of which are non-IFRS measures. See Compensation Discussion and Analysis — Note Regarding Non-IFRS Measures for definitions of such non-IFRS measures, and where to find a discussion of the exclusions used to determine such measures, how they are used, as well as a reconciliation of historical non-IFRS operating margin and non-IFRS adjusted ROIC to the most directly comparable IFRS measures. These non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Summary Compensation Table

The following table sets forth the compensation of the NEOs for the years ended December 31, 2017 through December 31, 2019.

Table 18: Summary Compensation Table

					Non-equity Incentive Plan Compensation

Name & Principal Position	Year	Salary ($)	Share- based Awards ($)(1)(2)	Option- based Awards ($)(3)	Annual Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)
Robert A. Mionis(7)	2019	$950,000	$7,200,000	—	$383,562	$131,850	$691,354	$9,356,766
President and Chief Executive	2018	$950,000	$7,200,000	—	$902,500	$132,613	$1,051,189	$10,236,302
Officer	2017	$925,342	$5,500,000	—	$912,041	$155,821	$721,898	$8,215,102

Mandeep Chawla(8)	2019	$457,534	$1,600,000	—	$118,227	$61,346	$1,462	$2,238,569
Chief Financial Officer	2018	$450,000	$1,450,000	—	$316,800	$48,692	$479	$2,265,971
	2017	$287,359	$1,025,000	—	$359,161	$47,234	$493	$1,719,247

Jack J. Lawless(9)	2019	$460,000	$1,750,000	—	$118,864	$46,357	$19,247	$2,394,468
President, ATS	2018	$460,000	$1,650,000	—	$323,840	$44,230	$41,194	$2,519,264
	2017	$447,671	$1,500,000	—	$297,254	$52,975	$34,522	$2,332,422

Todd C. Cooper(10)	2019	$460,000	$1,600,000	—	$118,864	$52,058	$16,800	$2,247,722
Chief Operations Officer	2018	$454,959	$1,600,000	—	$491,980	$27,568	$10,477	$2,584,984
	2017	—	$2,750,000	—	—	—	—	$2,750,000

Jason Phillips(11)	2019	$438,137	$1,600,000	—	$113,215	$31,828	$58,826	$2,242,006
President, CCS	2018	$350,000	$1,200,000	—	$168,000	$25,594	$17,132	$1,760,726
	2017	$350,000	$600,000	—	$174,300	$30,053	$16,777	$1,171,130

(1)
All amounts in this column represent the grant date fair value of share-based awards. Amounts in this column for 2019 represent RSU and PSU grants made on February 6, 2019 to all NEOs and a grant of 22,124 RSUs made to Mr. Phillips on August 6, 2019 in recognition of his expanded responsibilities. The February 2019 grants were based on a share price of $8.04, which was the closing price of the SVS on the NYSE on February 5, 2019 (the day prior to the date of the grant) and the August 2019 grant to Mr. Phillips was based on a share price of $6.78, which was the closing price of the SVS on the NYSE on August 5, 2019 (the day prior to the date of the grant). Amounts in this column for 2018 represent RSU and PSU grants made on January 30, 2018 to all NEOs. Grants were based on a share price of $10.51, which was the closing price of the SVS on the NYSE on January 29, 2018 (the day prior to the date of the grant). Amounts in this column for 2017 represent: (i) RSU and PSU grants made on January 31, 2017 to all NEOs; (ii) for Mr. Chawla, includes the additional one-time RSU grant made on June 5, 2017; and (iii) for Mr. Cooper, includes a one-time RSU grant made on December 15, 2017. The one-time RSU grant to Mr. Cooper was made following the acceptance of his employment terms with Celestica in recognition of the forfeiture of his unvested equity with his previous employer and to incentivize Mr. Cooper to join Celestica in a timely fashion. Grants for 2017 were based on a share price of $13.66, which was the closing price of the SVS on the NYSE on January 30, 2017 (the day prior to the date of the grant), except for (i) the one-time additional grant made to Mr. Chawla, which was based on a share price of $14.01, which was the closing price of the SVS on the NYSE on June 2, 2017 (the last business day prior to the date of the grant); and (ii) the one-time grant made to Mr. Cooper, which was based on a share price of $10.32, which was the closing price of the SVS on the NYSE on December 14, 2017 (the last business day prior to the date of the grant). See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a description of the process followed in determining the grants for 2019, and see Compensation Discussion and Analysis — 2019 Compensation Decisions — Equity-Based Incentives for a description of the vesting terms of the RSU and PSU awards. Grants made in-year are reported for such year.
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(2)
The estimated accounting fair value of the share-based awards is calculated using the market price of SVS as defined under each of the plans and various fair value pricing models. The grant date fair value of the RSU portion of the share-based awards in Table 18 is the same as the accounting fair value of such awards. The accounting fair values for the PSU portion of the 2017, 2018 and 2019 share-based awards reflects various assumptions as to estimated vesting for such awards in accordance with applicable accounting standards. The grant date fair value for the PSU portion of the share-based awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the grant dates based on an assumption of the vesting of 100% of the target number of PSUs granted. The accounting fair value for all share-based awards in the table assumed a zero-forfeiture rate. The number of PSUs granted in 2019 and 2018 that will actually vest will range from 0% to 200% of the target number granted and will be primarily based on the Corporation's EBIAT Result in the final year of the three-year performance period, and then potentially modified by the Corporation's ROIC Factor and TSR Factor over the performance period, as described in detail under NEO Equity Awards and Mix above. For PSUs granted in 2019, the TSR will be measured relative to the BMI Index, with the addition of Flex Ltd. For PSUs granted in 2018, the TSR will be measured relative to the information technology companies within the S&P 1500 Technology Index as at January 1, 2018 with the addition of Flex Ltd. The Corporation estimated the grant date fair value of the TSR Factor using a Monte Carlo simulation model. The accounting grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on TSR. The grant date fair value for the non-TSR-based performance measurement and modifier was based on the market value of our SVS at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. 60% of the PSUs granted with respect to 2017 performance vested in January 2020 based on the level of TSR achievement over a three-year period relative to the TSR of a pre-defined comparator group. The comparator group was the companies in the S&P 1500 Technology Index for 2017, with the addition of Flex Ltd., that remained publicly traded on an established U.S. stock exchange for the entire performance period. The cost the Corporation recorded for these PSUs was determined using a Monte Carlo simulation model. The number of awards expected to be earned was factored into the grant date Monte Carlo valuation for the award. The accounting grant date fair value was not subsequently adjusted regardless of the eventual number of awards that were earned based on the market performance condition. 40% of the PSUs granted with respect to 2017 vested in January 2020 based on the Corporation's average non-IFRS adjusted ROIC performance over the three-year vesting period relative to the average non-IFRS adjusted ROIC of a pre-determined EMS competitor group over the same period. The cost the Corporation recorded for these PSUs was determined based on the market value of the SVS at the time of grant, and such cost was adjusted during the last year of the three-year performance period based on management's estimate of the relative level of achievement of non-IFRS adjusted ROIC, as outlined above.
(3)
There were no stock options granted to the NEOs in 2017, 2018 or 2019.
(4)
Amounts in this column represent CTI incentive payments made to NEOs. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Celestica Team Incentive Plan for a description of the CTI. Amounts in this column for Mr. Cooper for 2018 also include the one-time cash award of $200,000 paid to him in connection with his appointment as Chief Operations Officer. Amounts in this column for Mr. Chawla for 2017 also include the one-time cash award of C$260,000 paid to him (in two equal instalments) in connection with his appointment as interim CFO.
(5)
Amounts in this column represent Celestica's contributions to defined contribution pension plans (other than 401(k) plans) on behalf of the NEOs — see Pension Plans for a full description of the plans. Contributions for Messrs. Mionis, Lawless, Cooper and Phillips are reported in U.S. dollars. Contributions for Mr. Chawla are reported in U.S. dollars, having been converted from Canadian dollars at the average exchange rate for 2019 of $1.00 equals C$1.3269.
(6)
Amounts in this column for Mr. Mionis include amounts for items provided for under the CEO Employment Agreement, which for 2019 consisted of tax equalization payments of $578,947, housing expenses of $72,569 while in Canada, group life insurance premiums of $8,105 and a 401(k) contribution of $16,800. For 2018, the amount in this column for Mr. Mionis includes tax equalization payments of $948,353, housing expenses of $76,261 while in Canada, group life insurance premiums of $7,482 and a 401(k) contribution of $16,500. For 2017, the amount in this column for Mr. Mionis includes tax equalization payments of $624,011, housing expenses of $73,669 while in Canada, a 401(k) contribution of $16,200 and travel expenses between Toronto and Arizona of $4,346. Amounts in this column for Mr. Lawless for 2019 include tax equalization payments of $3,451 and a 401(k) contribution of $15,796. For 2018, amounts in this column for Mr. Lawless include tax equalization payments of $25,013 and a 401(k) contribution of $15,681. Amounts in this column for Mr. Lawless for 2017 include tax equalization payments of $17,610 and a 401(k) contribution of $16,200. Amounts in this column for Mr. Cooper for 2019 include a 401(k) contribution of $16,800. For 2018, the amount in this column for Mr. Cooper includes a 401(k) contribution of $8,250. Amounts in this column for Mr. Phillips for 2019 include a tax equalization payment of $41,719 and a 401(k) contribution of $16,607. For 2018, the amount in this column for Mr. Phillips includes a 401(k) contribution of $16,221. For 2017, the amount in this column for Mr. Phillips includes a 401(k) contribution of $15,821. In accordance with the Corporation's Short-Term Business Travel Program, tax equalization payments for Messrs. Mionis, Lawless and Phillips were made in order to cover taxes on their compensation in excess of the taxes they would have incurred in the United States. Due largely to variables such as timing and tax rate differences between Canada and the U.S., tax equalization amounts may vary from one year to the next and the net benefit may be positive or negative in the year. While the Corporation is incorporated and headquartered in Canada, our business is global, and we compete for executive talent worldwide. As a result, we believe it is appropriate to make tax equalization payments under certain circumstances in order to attract and retain non-Canadian executive officers with specific capabilities.
(7)
In January 2017, the HRCC approved an increase in Mr. Mionis' annual base salary from $850,000 to $950,000 effective April 1, 2017 in order to align his salary to the median of the Corporation's competitive benchmark.
(8)
In connection with Mr. Chawla's appointment as CFO effective October 19, 2017, the HRCC approved an increase in his annual base salary from $260,000 to $450,000. In 2019, the HRCC approved an increase in Mr. Chawla's base salary from $450,000 to $460,000.
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(9)
In January 2017, the HRCC approved an increase in Mr. Lawless' annual base salary from $410,000 to $460,000 effective April 1, 2017 in order to align his salary to the median of the Corporation's competitive benchmark.
(10)
Mr. Cooper was appointed as Chief Operations Officer of the Corporation effective January 4, 2018.
(11)
Mr. Phillips was appointed President, CCS effective January 1, 2019 and his base salary increased from $350,000 to $425,000. In August 2019, Mr. Phillips' base salary was increased from $425,000 to $460,000 to reflect his significantly expanded responsibilities.

Option-Based and Share-Based Awards

The following table provides details of each stock option grant outstanding (vested and unvested) and the aggregate number of unvested share-based awards for each of the NEOs as of December 31, 2019.

Table 19: Outstanding Option-Based and Share-Based Awards(1)

	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options ($)	Number of Shares or Units that have not Vested (#)(2)	Payout Value of Share- Based Awards that have not Vested at Minimum ($)(3)	Payout Value of Share- Based Awards that have not Vested at Target ($)(3)	Payout Value of Share-Based Awards that have not Vested at Maximum ($)(3)	Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Robert A. Mionis
Aug. 1, 2015	298,954	C$17.52	Aug. 1, 2025	—	—	—	—	—	—
Jan. 31, 2017	—	—	—	—	201,317	—	$1,664,892	$3,329,783	—
Jan. 30, 2018	—	—	—	—	593,720	$1,510,788	$4,910,064	$8,309,340	—
Feb. 6, 2019	—	—	—	—	895,521	$2,962,380	$7,405,959	$11,849,537	—
Total	298,954	—	—	—	1,690,558	$4,473,168	$13,980,915	$23,488,660

Mandeep Chawla
Jan. 31, 2017	—	—	—	—	12,811	—	$103,983	$207,965	—
Jan. 30, 2018	—	—	—	—	119,568	$298,612	$970,493	$1,642,374	—
Feb. 6, 2019	—	—	—	—	199,003	$646,094	$1,615,240	$2,584,386	—
Total	—	—	—	—	331,382	$944,706	$2,689,716	$4,434,725	—

Jack J. Lawless
Jan. 31, 2017	—	—	—	—	54,904	—	$454,056	$908,112	—
Jan. 30, 2018	—	—	—	—	136,061	$346,224	$1,125,224	$1,904,225	—
Feb. 6, 2019	—	—	—	—	217,661	$720,019	$1,800,056	$2,880,094	—
Total	—	—	—	—	408,626	$1,066,243	$3,379,336	$5,692,431	—

Todd C. Cooper
Dec. 15, 2017	—	—	—	—	177,649	$1,469,157	$1,469,157	$1,469,157	—
Jan. 30, 2018	—	—	—	—	131,937	$335,729	$1,091,119	$1,846,509	—
Feb. 6, 2019	—	—	—	—	199,003	$658,300	$1,645,755	$2,633,209	—
Total	—	—	—	—	508,589	$2,463,186	$4,206,031	$5,948,875	—

Jason Phillips
Jan. 31, 2017	—	—	—	—	21,961	—	$181,617	$363,235	—
Jan. 30, 2018	—	—	—	—	57,722	$146,883	$477,361	$807,838	—
May 7, 2018	—	—	—	—	42,052	$347,770	$347,770	$347,770	—
Feb. 6, 2019	—	—	—	—	180,347	$596,590	$1,491,470	$2,386,350	—
Aug. 6, 2019	—	—	—	—	22,124	$182,965	$182,965	$182,965	—
Total	—	—	—	—	324,206	$1,274,208	$2,681,183	$4,088,158	—
(1)
See Compensation Discussion and Analysis — 2019 Compensation Decisions — Equity-Based Incentives for a discussion of the equity-based grants.
(2)
Includes unvested RSUs, as well as PSUs assuming achievement of 100% of target level performance.
(3)
Payout values at minimum vesting include the value of RSUs only, as the minimum value of PSUs would be $0.00 if the minimum performance condition is not met. Payout value at target vesting is determined assuming vesting of 100% of the target number of PSUs granted and payout values at maximum vesting is determined assuming vesting of 200% of the target number of PSUs granted. Payout values for Mr. Chawla were determined using a share price of C$10.77, which was the closing price of the SVS on the TSX on December 31, 2019, converted to U.S. dollars at the average exchange rate for 2019 of $1.00 equals C$1.3269. Payout values for Messrs. Mionis, Lawless, Cooper and Phillips were determined using a share price of $8.27, which was the closing price of the SVS on the NYSE on December 31, 2019.
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The following table provides details for each NEO of the value of option-based and share-based awards that vested during 2019 and the value of annual incentive awards earned in respect of 2019 performance.

Table 20: Incentive Plan Awards — Value Vested or Earned in 2019

Name	Option-based Awards — Value Vested During the Year ($)	Share-based Awards — Value Vested During the Year ($)(1)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)(2)
Robert A. Mionis	—	$3,154,303	$383,562

Mandeep Chawla	—	$584,825	$118,227

Jack J. Lawless	—	$826,957	$118,864

Todd C. Cooper	—	$900,590	$118,864

Jason Phillips	—	$392,992	$113,215

(1)
Amounts in this column reflect: (i) share-based awards released in 2019 for Messrs. Mionis, Lawless, Cooper and Phillips based on the price of the SVS on the NYSE as follows:

Type of Award	Vesting Date	Price
PSU	February 1, 2019	$8.25

RSU	January 30, 2019	$9.62

RSU	January 31, 2019	$9.82

RSU	February 5, 2019	$7.94

RSU	December 2, 2019	$7.57

  and (ii) share-based awards released in 2019 for Messrs. Mionis and Chawla based on the price of the SVS on the TSX as follows:

Type of Award	Vesting Date	Price
PSU	February 1, 2019	$10.66

RSU	January 30, 2019	$12.70

RSU	January 31, 2019	$12.90

RSU	February 5, 2019	$10.34

RSU	December 2, 2019	$10.09

  Certain values in this column were converted to U.S. dollars from Canadian dollars at the average exchange rate for 2019 of $1.00 equals C$1.3269. With respect to previously-issued PSUs that vested in 2019, the Corporation's relative TSR (determinative for 60% of such PSUs) ranked below the 25th percentile of the TSR Comparators, resulting in zero achievement for such PSUs and the Corporation's relative non-IFRS adjusted ROIC (determinative for 40% of such PSUs) ranked 2nd among the ROIC competitors resulting in 125% achievement for an overall vesting level of 50%, i.e. ((60% * 0%) + (40% * 125%)).

(2)
Consists of payments under the CTI made on February 21, 2020 in respect of 2019 performance. See Compensation Discussion and Analysis — 2019 Compensation Decisions — Annual Incentive Award — Target Award. These are the same amounts as disclosed in Table 18 under the column "Non-equity Incentive Plan Compensation — Annual Incentive Plans".

No gains were realized by NEOs from exercising stock options in 2019.

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Securities Authorized for Issuance Under Equity Compensation Plans

Table 21: Equity Compensation Plans as at December 31, 2019

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1) (#)
Equity Compensation Plans	LTIP (Options)	345,577	C$16.27	N/A(2)

Approved by Securityholders	LTIP (RSUs)	—	N/A	N/A(2)

	LTIP (PSUs)(3)	1,293,916	N/A	N/A(2)

	Total(4)	1,639,493	C$16.27	8,670,833
(1)
Excluding securities that may be issued upon exercise of outstanding stock options, warrants and rights.
(2)
The LTIP provides for a maximum number of securities that may be issued from treasury, but does not provide separate maximums for each type of award thereunder.
(3)
Assumes the maximum payout for all outstanding PSUs (200% of target).
(4)
The total number of securities issuable upon the exercise/settlement of outstanding grants under all equity compensation plans approved by shareholders represents 1.273% of the total number of outstanding shares at December 31, 2019 (LTIP (Options) — 0.268%; LTIP (RSUs) — 0%; and LTIP (PSUs) — 1.005%).

Equity Compensation Plans

Long-Term Incentive Plan

The LTIP (which was approved by the Corporation's shareholders) is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been made and continue to be made by the Corporation since the company was listed on the TSX and the NYSE. Under the LTIP, the Board of Directors may in its discretion from time to time grant stock options, share units (in the form of RSUs and PSUs) and stock appreciation rights ("SARs") to employees and consultants of the Corporation and affiliated entities.

Up to 29,000,000 SVS may be issued from treasury pursuant to the LTIP. The number of SVS that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Corporation decided in 2004 that stock option grants under the LTIP would no longer be made to directors. Under the LTIP, as of February 19, 2020, 19,177,166 SVS have been issued from treasury, 345,577 SVS are issuable under outstanding stock options, no SVS are issuable under outstanding RSUs, and no SVS are issuable under outstanding PSUs. Accordingly, as of February 19, 2020, 9,822,834 SVS are reserved for issuance from treasury pursuant to current and potential future grants of securities-based compensation under the LTIP. In addition, the Corporation may satisfy obligations under the LTIP by acquiring SVS in the open market.

As of February 19, 2020, the Corporation had a "gross overhang" of 7.1% under the LTIP. "Gross overhang" refers to the total number of shares reserved for issuance from treasury under equity plans at any given time relative to the total number of shares outstanding, including shares reserved for outstanding equity-based awards under the LTIP. The Corporation's "net overhang" (i.e. the total number of shares that have been reserved for issuance from treasury to satisfy outstanding equity grants to employees and outstanding RSU grants to directors relative to the total number of shares outstanding) was 0.3%.

As of December 31, 2019, the Corporation had an "overhang" for stock options of 7.0%, representing the number of shares reserved for issuance from treasury for outstanding stock options as at such date, together with

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shares reserved for potential future grants of stock options, relative to the total number of shares outstanding as at such date.

The Corporation had a "burn rate" for the LTIP for each of the years 2019, 2018 and 2017, of 0.0%, 0.0% and 1.6%, respectively. "Burn rate" is calculated by dividing the number of awards granted during the applicable year (including the target amount of PSUs granted), by the weighted average number of securities outstanding for the applicable year.

The LTIP limits the number of SVS that may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one-year period to insiders pursuant to stock options, rights or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related plan of the Corporation or stock options for services granted by the Corporation, in each case to 10% of the aggregate issued and outstanding SVS and MVS of the Corporation. The LTIP also limits the number of SVS that may be reserved for issuance to any one participant pursuant to stock options, SARs or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related equity plan of the Corporation or stock options for services granted by the Corporation, to 5% of the aggregate issued and outstanding SVS and MVS.

Vested stock options issued under the LTIP may be exercised during a period determined as provided in the LTIP, which may not exceed ten years. The LTIP also provides that, unless otherwise determined by the Board of Directors, stock options will terminate within specified time periods following the termination of employment of an eligible participant with the Corporation or affiliated entities, including in connection with a change of control. The exercise price for stock options issued under the LTIP is the closing price for SVS on the last business day prior to the grant date. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of stock options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant of stock options to, or exercise of stock options by, an eligible participant may also be subject to certain share ownership requirements.

The interest of any participant under the LTIP is generally not transferable or assignable. However, the LTIP does provide that a participant may assign his or her rights to a spouse, or a personal holding company or family trust controlled by the participant, of which any combination of the participant, the participant's spouse, minor children or grandchildren are shareholders or beneficiaries, as applicable.

Under the LTIP, eligible participants may be granted SARs, a right to receive a cash amount equal to the amount, if any, by which the market price of the SVS at the time of exercise of the SAR exceeds the market price of the SVS at the time of the grant. The market price used for this purpose is the weighted average price for SVS during the five trading days preceding the date of determination. The TSX market price is used for Canadian employees and the NYSE market price is used for all other employees. Such amounts may also be payable by the issuance of SVS (at the discretion of the Corporation). The exercise of SARs may also be subject to conditions similar to those which may be imposed on the exercise of stock options. To date, the Corporation has not granted any SARs under the LTIP.

Under the LTIP, eligible participants may be allocated share units in the form of PSUs or RSUs. Each vested RSU and PSU entitles the holder to receive one SVS on the applicable release date (however, the number of PSUs that may vest range from 0% to 200% of a target amount). The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of stock options and SARs, including such time or performance-based conditions as may be determined by the Board of Directors in its discretion. Under the LTIP, the Corporation may authorize grantees to settle vested RSUs or PSUs either in cash or SVS. Absent such permitted election, RSUs and PSUs will be settled in SVS. The number of SVS that may be issued to any one person pursuant to the share unit program shall not exceed 1% of the aggregate issued and outstanding SVS and MVS. The number of SVS that may be issued under share units in the event of termination of employment without cause, death or long-term disability is subject to pro-ration, unless otherwise determined by the Corporation. The LTIP provides for the express designation of share units as either RSUs, which have time-based vesting conditions or PSUs, which have performance-based vesting conditions over a

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specified period. In the event a holder of PSUs retires, unless otherwise determined by the Corporation, the pro-rated vesting of such PSUs shall be determined based on the actual performance achieved during the period specified for the grant by the Corporation.

The following types of amendments to the LTIP or the entitlements granted under it require the approval of the holders of the voting securities by a majority of votes cast by shareholders present or represented by proxy at a meeting:

  (a)
  increasing the maximum number of SVS that may be issued under the LTIP;

  (b)
  reducing the exercise price of an outstanding stock option (including cancelling and, in conjunction therewith, regranting a stock option at a reduced exercise price);

  (c)
  extending the term of any outstanding stock option or SAR;

  (d)
  expanding the rights of participants to assign or transfer a stock option, SAR or share unit beyond that currently contemplated by the LTIP;

  (e)
  amending the LTIP to provide for other types of security-based compensation through equity issuance;

  (f)
  permitting a stock option to have a term of more than ten years from the grant date;

  (g)
  increasing or deleting the percentage limit on SVS issuable or issued to insiders under the LTIP;

  (h)
  increasing or deleting the percentage limit on SVS reserved for issuance to any one person under the LTIP (being 5% of the Corporation's total issued and outstanding SVS and MVS);

  (i)
  adding to the categories of participants who may be eligible to participate in the LTIP; and

  (j)
  amending the amendment provision,

subject to the application of the anti-dilution or re-organization provisions of the LTIP.

The Board may approve amendments to the LTIP or the entitlements granted under it without shareholder approval, other than those specified above as requiring approval of the shareholders, including, without limitation:

  (a)
  clerical changes (such as a change to correct an inconsistency or omission or a change to update an administrative provision);

  (b)
  a change to the termination provisions for the LTIP or for a stock option as long as the change does not permit the Corporation to grant a stock option with a termination date of more than ten years from the date of grant or extend an outstanding stock option's termination date beyond such date; and

  (c)
  a change deemed necessary or desirable to comply with applicable law or regulatory requirements.
Celestica Share Unit Plan

The CSUP provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that the Corporation may not issue shares from treasury to satisfy its obligations under the CSUP and there is no limit on the number of share units that may be issued as RSUs and PSUs under the terms of the CSUP. Issuances under the CSUP may be settled in cash or SVS at the discretion of the Corporation. The share units may be subject to vesting requirements, including any time-based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the HRCC. There is no "burn rate" for the CSUP because issuances under the CSUP are not from treasury and are therefore non-dilutive.

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Pension Plans

The following table provides details of the amount of Celestica's contributions to its defined contribution pension plans on behalf of the NEOs, and the accumulated value thereunder as of December 31, 2019 for each NEO.

Table 22: Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at End of Year(1) ($)
Robert A. Mionis(2)	$502,862	$131,850	$773,018

Mandeep Chawla(2)	$210,841	$61,346	$306,224

Jack J. Lawless	$143,159	$46,357	$239,211

Todd C. Cooper	$26,141	$52,058	$87,360

Jason Phillips	$208,069	$31,828	$302,381
(1)
The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to non-compensatory changes in the Corporation's accrued obligations during the year ended December 31, 2019.
(2)
The difference between the Accumulated Value at Start of Year reported here and the Accumulated Value at End of Year reported in last year's management information circular for Messrs. Mionis and Chawla is attributable to different exchange rates used in last year's management information circular and in this Circular. The exchange rate used in last year's management information circular was $1.00 = C$1.2957.
Canadian Pension Plans

Mr. Chawla participates in the Corporation's registered pension plan for Canadian employees (the "Canadian Pension Plan") which is a defined contribution plan. The Canadian Pension Plan allows employees to choose how the Corporation's contributions are invested on their behalf within a range of investment options provided by third-party fund managers. Retirement benefits depend upon the performance of the investment options chosen. Mr. Chawla also participates in an unregistered supplementary pension plan (the "Canadian Supplementary Plan"). This is also a defined contribution plan through which the Corporation provides an annual contribution of an amount equal to the difference between (i) the maximum annual contribution limit as determined in accordance with the formula set out in the Canadian Pension Plan and with Canada Revenue Agency rules and (ii) 8% of the total base salary and paid annual incentives. Notional accounts are maintained for each participant in the Canadian Supplementary Plan. Participants are entitled to select from among the investment options available in the Canadian Pension Plan for the purpose of determining the return on their Canadian Supplementary Plan notional accounts.

U.S. Pension Plans

Messrs. Mionis, Lawless, Cooper and Phillips participate in the Corporation's U.S. pension plans comprised of two defined contribution retirement programs, one of which qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code (United States) (the "401(k) Plan"). Under the 401(k) Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Corporation may make contributions for the benefit of eligible employees. The 401(k) Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The Corporation contributes: (i) 3% of eligible compensation for the participant, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by the participant. The maximum contribution of the Corporation to the 401(k) Plan, based on the Internal Revenue Code rules and the 401(k) Plan formula for 2019 was $19,000 (plus an additional $6,000 for an individual over

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the age of 50). Messrs. Mionis, Lawless and Cooper also participate in a supplementary retirement plan that is also a defined contribution plan (the "U.S. Supplementary Plan"). Under the U.S. Supplementary Plan, the Corporation contributes to the participant an annual amount equal to the difference between 8% of the participant's salary and paid incentive and the amount that Celestica would contribute to the 401(k) Plan assuming the participant contributes the amount required to receive the matching 50% contribution by Celestica. A notional account is maintained for Messrs. Mionis, Lawless and Cooper, and they are entitled to select from among the investment options available in the 401(k) Plan for the purpose of determining the return on their notional accounts.

Termination of Employment and Change in Control Arrangements with
Named Executive Officers

The Corporation has entered into employment agreements with certain of its NEOs in order to provide certainty to the Corporation and such NEOs with respect to issues such as obligations of confidentiality, non-solicitation and non-competition after termination of employment, the amount of severance to be paid in the event of termination of the NEO's employment, and to provide a retention incentive in the event of a change in control scenario.

Mr. Mionis

The CEO Employment Agreement provides that Mr. Mionis is entitled to certain severance benefits if, during a change of control period or a potential change of control period at the Corporation, he is terminated without cause or resigns for good reason as defined in his agreement (a "double trigger" provision) where good reason includes, without limitation, a material adverse change in position or duties or a specified reduction(s) in total compensation (including base salary, equity and CTI award). A change of control period is defined in his agreement as the 12-month period following a change of control. A potential change of control period is defined in his agreement as the period beginning upon the occurrence of a potential change of control and ending on the earlier of: (i) the end of the 6-month period following a potential change of control; and (ii) a change of control.

The amount of the severance payment for Mr. Mionis is equal to: (i) base salary up to and including the termination date; (ii) a lump sum amount equal to his target payment under the CTI prorated to the date of termination; (iii) a lump sum amount equal to any payments accrued under the CTI in respect of the fiscal year preceding the fiscal year during which his termination occurs, if any; (iv) a lump sum amount equal to two times his eligible earnings (such eligible earnings calculated as his annual base salary plus the lesser of (a) his target payment under the CTI for the fiscal year during which his termination occurs based on target achievement of the CPF of 1.0 and an IPF of 1.0, and (b) payment received under the CTI for the fiscal year preceding the fiscal year during which termination occurs); (v) vacation pay earned but unpaid up to and including the date of termination; (vi) a lump sum cash settlement of contributions to, or continuation of his pension and retirement plans for a two-year period; and (vii) a one-time lump sum payment of $100,000 in lieu of all future benefits and perquisites. In addition, upon a change of control and termination without cause or for good reason (a) the stock options granted to him vest immediately, (b) the unvested PSUs granted to him vest immediately at the target level of performance specified in the terms of the PSU grant, and (c) the RSUs granted to him shall vest immediately.

Outside a change in control period, upon termination without cause or resignation for good reason as defined in his agreement, the amount of the severance payment for Mr. Mionis is equal to: (a) base salary up to and including the termination date; (ii) a lump sum amount equal to any payments accrued under the CTI in respect of the fiscal year preceding the fiscal year during which his termination occurs; (iii) a lump sum amount equal to two times his eligible earnings (as calculated in the paragraph above); (iv) vacation pay earned but unpaid up to and including the date of termination; (v) a one-time lump sum payment of $100,000 in lieu of all future benefits and perquisites; and (vi) a lump sum cash settlement of contributions to, or continuation of his pension and retirement plans for a two-year period. In addition, (a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of

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grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date.

The foregoing entitlements are conferred on Mr. Mionis in part upon his fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of employment. In the event of a breach of such obligations, the Corporation is entitled to seek appropriate legal, equitable and other remedies, including injunctive relief.

The following table summarizes the incremental payments and benefits to which Mr. Mionis would have been entitled upon a change in control occurring on December 31, 2019, or if his employment had been terminated on December 31, 2019 as a result of a change in control, retirement or termination without cause (or with good reason).

Table 23: Mr. Mionis' Benefits

	Cash Portion	Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total
Termination without Cause/with Good Reason or Change in Control with Termination	$3,705,000	—	$397,300	$4,102,300

Change in Control with no Termination or Retirement	—	—	—	—
(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.
(2)
Other benefits consist of group health benefits and pension plan contribution.
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Messrs. Chawla, Lawless, Cooper and Phillips

Messrs. Chawla, Lawless, Cooper and Phillips are subject to the Executive Policy Guidelines which provide the following:

Termination without cause

•

eligible to receive a severance payment up to two times annual base salary and the lower of target or actual annual incentive for the previous year ("Eligible Earnings"), subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year, prorated to the date of termination

•

(a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date

Termination without cause within two years following a change in control of the Corporation ("double trigger" provision)

•

eligible to receive a severance payment up to two times Eligible Earnings, subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year, prorated to the date of termination

•

(a) all unvested stock options vest on the date of change in control, (b) all unvested RSUs vest on the date of change in control, and (c) all unvested PSUs vest on the date of change in control at target level of performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board may in its discretion provide

Termination with cause	• no severance benefit is payable
• all unvested equity is forfeited on the termination date

Retirement

•

(a) stock options continue to vest and are exercisable until the earlier of three years following retirement and the original expiry date, (b) RSUs will continue to vest on their vesting dates, and (c) PSUs vest based on actual performance on a pro rata basis based on the percentage represented by the number of days between the date of grant and the date of retirement as compared to the total number of days from the date of grant to the scheduled release date for the issuance of shares in respect of vested PSUs

Resignation	• no severance benefit is payable

•

(a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the resignation date and (b) all unvested RSUs and PSUs are forfeited on the resignation date

Additionally, the Executive Policy Guidelines provide that executives whose employment has been terminated will have their pension and benefits coverage treated according to the terms of the plans in which they participate.

The entitlements described in the above table are only conferred on eligible executives who fulfill certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of their employment.

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The following tables summarize the incremental payments to which Messrs. Chawla, Lawless, Cooper and Phillips would have been entitled upon a change in control occurring on December 31, 2019, or if their employment had been terminated on December 31, 2019 as a result of a change in control, retirement or termination without cause.

Table 24: Mr. Chawla's Benefits

	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$1,553,600	—	—	$1,553,600

Change in Control with no Termination or Retirement	—	—	—	—
(1)
Amounts in this column assume a maximum severance payment of two times Eligible Earnings but the actual amounts payable could be less.
(2)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 25: Mr. Lawless' Benefits

	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$1,567,680	—	—	$1,567,680

Change in Control with no Termination or Retirement	—	—	—	—
(1)
Amounts in this column assume a maximum severance payment of two times Eligible Earnings but the actual amounts payable could be less.
(2)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 26: Mr. Cooper's Benefits

	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$1,503,960	—	—	$1,503,960

Change in Control with no Termination or Retirement	—	—	—	—

(1)
Amounts in this column assume a maximum severance payment of two times Eligible Earnings but the actual amounts payable could be less.
(2)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.
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 Table 27: Mr. Phillips' Benefits

	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$1,256,000	—	—	$1,256,000

Change in Control with no Termination or Retirement	—	—	—	—

(1)
Amounts in this column assume a maximum severance payment of two times Eligible Earnings but the actual amounts payable could be less.
(2)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Performance Graph

The SVS have been listed and posted for trading under the symbol "CLS" on the NYSE and the TSX since June 30, 1998 (except for the period commencing on November 8, 2004 and ending on May 15, 2006 during which the symbol on the TSX was CLS.SV). The following chart compares the cumulative TSR of C$100 invested in SVS with the cumulative TSR of the S&P/TSX Composite Total Return Index for the period from December 31, 2014 to December 31, 2019.

An investment in the Corporation on December 31, 2014 would have resulted in a 21.1% decrease in value over the five-year period ended December 31, 2019 compared with a 35.6% increase that would have resulted from an investment in the S&P/TSX Composite Total Return Index over the same period.

Over the same period, total NEO Compensation (as defined below) increased by 0.9%. In the medium to long term, compensation of the Corporation's NEOs is directly impacted by the market value of the SVS, as a significant portion of NEO Compensation is awarded in the form of equity-based incentives with payout tied to the market value of the SVS.

For the purpose of the above discussion, "NEO Compensation" is defined as aggregate annual compensation (i.e. the sum of actual salary paid, actual CTI awards paid and the grant date fair value of share-based awards

68

and option-based awards (if any) but excluding all other compensation). The executive compensation values have been calculated for the NEOs based on the same methodology set out in Table 18 of this Circular. This is a methodology adopted by Celestica solely for the purposes of this comparison. It is not a recognized or prescribed methodology for this purpose, and may not be comparable to methodologies used by other issuers for this purpose.

EXECUTIVE SHARE OWNERSHIP

The Corporation has executive share ownership guidelines (the "Executive Share Ownership Guidelines") which require specified executives to hold a multiple of their base salary in securities of the Corporation as shown in Table 28. Executives subject to the Executive Share Ownership Guidelines are expected to achieve the specified ownership within a period of five years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to ownership guidelines. Compliance is reviewed annually as of December 31 of each year. The HRCC reviewed the Executive Share Ownership Guidelines in April 2019 and no policy changes were required. The table below sets forth the compliance status of the applicable NEOs with the Executive Share Ownership Guidelines as of December 31, 2019:

Table 28: Share Ownership Guidelines

Name	Ownership Guidelines	Share and Share Unit Ownership (Value)(1)	Share and Share Unit Ownership (Multiple of Salary)
Robert A. Mionis(2)	$4,750,000 (5 × salary)	$8,533,042	9.0x

Mandeep Chawla	$1,380,000 (3 × salary)	$1,417,026	3.1x

Jack J. Lawless	$1,380,000 (3 × salary)	$2,088,494	4.5x

Todd C. Cooper	$1,380,000 (3 × salary)	$2,947,420	6.4x

Jason Phillips	$1,380,000 (3 × salary)	$1,625,414	3.5x

(1)
Includes the following, as of December 31, 2019: (i) SVS beneficially owned, (ii) all unvested RSUs, and (iii) PSUs that vested on January 31, 2020 at 40% of target, which, on December 31, 2019, was the Corporation's anticipated payout and actual payout; the value of which was determined using a share price of $8.27, the closing price of SVS on the NYSE on December 31, 2019.
(2)
Mr. Mionis' Share and Share Unit Ownership (Value) of $8,533,042 consists of the following holdings: (i) $3,393,917 of SVS, (ii) $4,473,169 of unvested RSUs and (iii) $665,956 of PSUs; the value of which was determined using a share price of $8.27, being the closing price of SVS on the NYSE on December 31, 2019.

The CEO Employment Agreement provides that, in the event of the cessation of Mr. Mionis' employment with the Corporation for any reason, he will be required to retain the share ownership level set out in the Executive Share Ownership Guidelines on his termination date for the 12 month period immediately following his termination date.

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INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at February 19, 2020, no current or former executive officers or members of the Board of the Corporation or its subsidiaries and none of their respective associates were indebted to the Corporation or any of its subsidiaries (or had indebtedness that was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries) in connection with the purchase of SVS or in connection with any other transaction.

DIRECTORS, OFFICERS AND CORPORATION LIABILITY INSURANCE

The Corporation and certain of its subsidiaries have entered into indemnification agreements with certain of the directors and officers of the Corporation and its subsidiaries. These agreements generally provide that the Corporation or the subsidiary of the Corporation which is a party to the agreement, as applicable, will indemnify the director or officer in question (including his or her heirs and legal representatives) against all costs, charges and expenses incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved by reason of being or having been a director or officer of the Corporation or a subsidiary thereof, provided that he or she has acted honestly and in good faith with a view to the best interests of the Corporation or a subsidiary thereof.

The Corporation's current directors' and officers' insurance policies provide for aggregate coverage of $110 million. The policies protect directors and officers against liability incurred by them while acting in their capacities as directors and officers of the Corporation and its subsidiaries. Included in the $110 million of aggregate coverage is coverage dedicated solely to individual directors and officers. The Corporation's cost for this policy is approximately $1.1 million annually. Limits available under the policies are in excess of a self-retention of $1 million for each loss or claim depending on the type of claim, except for securities claims, which are subject to a $1.5 million self-retention.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 — Disclosure of Corporate Governance Practices (the "Instrument", together with National Policy 58-201 — Corporate Governance Guidelines, the "CSA Governance Requirements") of the Canadian Securities Administrators requires the Corporation to disclose, on an annual basis, its corporate governance practices with reference to a specific form set out in the Instrument. The TSX requires the Corporation to comply with the Instrument. The disclosure set out in tabular form in Schedule A reflects the CSA Governance Requirements.

The Corporation remains committed to high standards of corporate governance in all aspects of the Corporation's decision-making processes. The Board of Directors has implemented systems and procedures that support independent, thoughtful and informed decisions. As governance regulation has evolved over the past several years, the Corporation has adapted its practices to reflect changing standards. The Corporation is listed on the NYSE and, although it is not required to comply with all of the NYSE corporate governance requirements to which the Corporation would be subject if it were a U.S. corporation, the Corporation's governance practices differ significantly in only one respect from those required of U.S. domestic issuers. The Corporation complies with applicable TSX rules, which require shareholder approval of new share compensation arrangements involving issuances of shares and that shareholders approve the amendments to such arrangements in accordance with the amendment provisions in the arrangements. Unlike under NYSE rules, there is no requirement in Canada for shareholder approval of compensation arrangements (or material revisions thereto) involving share purchases in the open market.

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OTHER MATTERS

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, proxies given in favour of the Proxy Nominees will be voted upon such matters in accordance with their best judgment.

REQUESTS FOR DOCUMENTS

The Corporation's financial information is contained in its comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2019. In accordance with National Instrument 52-110 — Audit Committees, shareholders may obtain further information regarding the Corporation's Audit Committee in Part I, Item 6C and Part II, Item 16A of the Corporation's Annual Report on Form 20-F for the year ended December 31, 2019 under the United States Securities Exchange Act of 1934, as amended. Additional information about the Corporation is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Corporation will provide to any person, upon request to the Secretary of the Corporation, the following documents, all of which are available on the Corporation's website at www.celestica.com (information on our website is not incorporated by reference into this Circular):

  (a)
  one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

  (b)
  one copy of the comparative financial statements of the Corporation for the year ended December 31, 2019, together with the accompanying report of the auditor and management's discussion and analysis, and one copy of any interim financial statements of the Corporation, together with management's discussion and analysis, subsequent thereto;

  (c)
  the Corporation's management information circular for its last annual meeting of shareholders;

  (d)
  the Statement of Corporate Governance Practices;

  (e)
  the Business Conduct Governance Policy;

  (f)
  the Finance Code of Professional Conduct;

  (g)
  the Audit Committee mandate;

  (h)
  the Nominating and Corporate Governance Committee mandate;

  (i)
  the HRCC mandate; and

  (j)
  the Corporation's Sustainability Report.

CERTIFICATE

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors.

Toronto, Ontario, March 12, 2020.

By Order of the Board of Directors

Elizabeth L. DelBianco
Chief Legal and Administrative Officer and
Corporate Secretary

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SCHEDULE A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's corporate governance disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices ("NI 58-101") is set out below.

Board of Directors

Director Independence

A greater than two-thirds majority of the Corporation's director nominees are independent (7 out of 9, being 78%). Independence has been determined in accordance with NI 58-101 in the case of each director on the basis of whether that director has a direct or indirect material relationship (such as any relationship with the Corporation, any of the Corporation's subsidiaries or with Onex Corporation ("Onex") (which holds approximately 80.9% of the voting rights attaching to shares of the Corporation)) which could, in the view of the Board of Directors (the "Board"), be reasonably expected to interfere with the exercise of the director's independent judgment.

NI 58-101 deems certain individuals as non-independent based on certain relationships. Mr. Popatia is an executive officer of Onex, the Corporation's controlling shareholder, and under Canadian Securities Administrators requirements he is deemed to be a non-independent director of Celestica.

The following chart details the Board's determination with respect to the independence status of each director nominee:

Table of Directors' Relationships to the Corporation

Name	Independent	Not Independent	Reason not Independent
Robert A. Cascella	✓

Deepak Chopra	✓

Daniel P. DiMaggio	✓

Laurette T. Koellner	✓

Robert A. Mionis		✓	President and Chief Executive Officer of Celestica

Carol S. Perry	✓

Tawfiq Popatia		✓	Managing Director of Onex

Eamon J. Ryan	✓

Michael M. Wilson	✓
A-1

Directors' Memberships on the Boards of Other Public Companies

The following chart lists the other public companies on which the director nominees serve:

Director	Other Public Corporation Boards on which the Director Serves
Robert A. Cascella	None

Deepak Chopra	The North West Company Inc.

Daniel P. DiMaggio	None

Laurette T. Koellner	Papa John's International, Inc., The Goodyear Tire & Rubber Company and Nucor Corporation

Robert A. Mionis	Shawcor Ltd.

Carol S. Perry	None

Tawfiq Popatia	None

Eamon J. Ryan	None

Michael M. Wilson	Air Canada and Suncor Energy Inc. (Chair)

Meetings of Independent Directors

The non-management directors meet separately as part of every in-person Board meeting. If the meeting is a telephone meeting outside the regular Board schedule, the non-management directors may meet separately. The Chair of the Board presides at all such meetings. In addition, the independent directors meet separately at least once annually. From the beginning of 2019 to February 19, 2020, the non-management directors held these in camera sessions at all Board meetings and the independent directors met separately at least once.

In addition, from time to time, the Board establishes ad hoc committees, which, as appropriate, may be comprised solely of independent directors. During 2019, Mses. Koellner and Perry and Messrs. Ryan and Wilson served on an ad hoc committee of the Board.

Independent Chair

Mr. Wilson is the Chair of the Board and is an independent director (Mr. Etherington served as Chair of the Board during 2019 and was an independent director). In this capacity, Mr. Wilson is responsible for the effective functioning of the Board. As part of his duties, he establishes procedures to govern the Board's work and ensure the Board's full discharge of its duties. A complete position description for the Chair is posted in the "Investor Relations" | "Corporate Governance" section of the Corporation's website at www.celestica.com. Celestica shareholders and other interested parties may communicate directly to the Chair any concerns that they may have regarding the Corporation. See the contact information under Questions and Answers on Voting and Proxies — How Can I Contact the Independent Directors and Chair? in this Circular.

Attendance Record

For a complete record of the Corporation's directors' attendance at Board meetings and at meetings of those standing committees of which they are members, see Information Relating to Our Directors — Attendance of Directors at Board and Committee Meetings in this Circular.

Board Mandate

The mandate of the Board is attached to this Circular as Schedule B and is posted on the Corporation's website at www.celestica.com. See "Investor Relations" | "Corporate Governance".

Under the mandate, the Board has explicitly assumed stewardship responsibility for the Corporation.

A-2

Position Descriptions

Position Descriptions of the Chair of the Board and Committee Chairs

The Board has approved position descriptions for the Chair of the Board and the Chair of each standing committee of the Board.

These position descriptions are posted on the Corporation's website at www.celestica.com. See "Investor Relations" | "Corporate Governance". The Chair of the Board is available to respond to questions from shareholders at the Corporation's annual meeting.

Position Description of the Chief Executive Officer

The Board has developed a written position description for the Chief Executive Officer ("CEO"). The CEO has full responsibility for the day-to-day operations of the Corporation's business in accordance with the Corporation's strategic plan, current year operating plan and capital expenditure budget, each as approved by the Board. The CEO must develop and implement processes that are intended to ensure the achievement of the Corporation's financial and operating goals and objectives. The complete position description of the CEO is posted on the Corporation's website at www.celestica.com. See "Investor Relations" | "Corporate Governance".

Orientation and Continuing Education

Orientation for New Directors

The Corporation's orientation program helps new directors contribute effectively to the work of the Board as soon as possible after their appointment or election to the Board. As part of this program, new directors receive written materials on the Board and committee mandates, the Corporation's structure, organization, current priorities and issues that have been considered by the Board and each of its committees. New directors also attend meetings with the Chair, directors, Compensation Consultant and key executives and receive periodic presentations from senior management on major business strategy, industry trends, customer requirements and competitive issues. Through this orientation program, new directors have the opportunity to become familiar with the role of the Board and its committees, the contribution individual directors are expected to make, and the nature and operation of the Corporation's business.

Ongoing Director Development and Education

The Board recognizes ongoing director education as an important component of good governance. Directors are expected to be informed about current best practices, emerging trends in corporate governance and relevant regulatory developments.

The Corporation facilitates corporate governance best practices by maintaining a board membership with the Institute of Corporate Directors ("ICD") for the benefit of all our directors. In addition, the Corporation provides each director with a membership in the National Association of Corporate Directors.

While directors take personal responsibility for staying current, Celestica's Corporate Governance Guidelines state that management and outside advisors shall provide information and education sessions to the Board and its Committees as necessary to keep the directors up-to-date with Celestica's business and the environment in which it operates, as well as with developments in the responsibilities of directors. In accordance with the Nominating and Corporate Governance Committee mandate, our continuing education program has been designed to, among other things: (i) assist directors to maintain or enhance their skills and abilities as directors of the Corporation; and (ii) assist directors in ensuring that their knowledge and understanding of the Corporation's business remains current.

The Corporation facilitates these corporate governance best practices by:

  •
  providing directors with detailed information packages in advance of each Board and Committee meeting through an online portal which directors can access immediately upon the issuance of materials;
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  •
  providing regular updates between meetings of the Board with respect to issues that affect the business of the Corporation;

  •
  encouraging attendance at industry conferences and educational offers in relation to the Corporation's business;

  •
  contributing to the cost of outside conferences and seminars that are relevant to their role (with prior approval of the Chair); and

  •
  providing directors with full access to senior management and employees of the Corporation.

Directors review the annual work plan for board and committee meetings, participate in setting the agendas for Board and Committee meetings and participate in annual strategic planning sessions.

The Board's continuing education program also includes management presentations, analyst reports and regular business updates from the CEO. During 2019, directors attended educational presentations and were provided with educational materials related to the following: executive compensation trends; executive compensation disclosure requirements in Canada and the U.S.; developments in corporate governance; developments in accounting rules and standards; cyber-security; regulatory developments; and industry trends.

Management conducted or organized the education sessions noted below:

Date	Director Education

January 2019	• Site visit and tour of new Toronto operations facility to gain first-hand knowledge of operations in A&D and other ATS businesses(1)
• Presentation by management on aerospace and defense operations
• Presentation by management on next-generation IT systems and cybersecurity

April 2019	• Reception and introduction to the Corporation's top talent as part of the succession planning process

July 2019	• Presentation on supply chain within a competitive context

January 2020	• Comprehensive competitor update

(1)
Mr. Popatia did not attend.

All of the directors were provided with the educational materials and participated in sessions relevant to the committees on which they sit.

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Director Skills Matrix

The Nominating and Corporate Governance Committee has developed a skills matrix which identifies the functional competencies, expertise and qualifications of the Corporation's director nominees and the competencies, expertise and qualifications that the Board would ideally possess, which is set forth below.

Skills

Service on Other Public (For-Profit) Company Boards		✓	✓	✓		✓	✓	✓	✓	7

Senior Officer or CEO Experience	✓	✓	✓		✓	✓	✓	✓	✓	8

Financial Literacy	✓	✓	✓	✓	✓	✓	✓	✓	✓	9

Communications and/or Enterprise Computing			✓					✓		2

A&D		✓	✓				✓			3

HealthTech									✓	1

Capital Equipment			✓							1

Industrial			✓							1

Services (design, after market)	✓		✓						✓	3

Europe and/or Asia Business Development	✓	✓	✓		✓	✓	✓	✓	✓	8

Operations (supply chain management and manufacturing)	✓		✓			✓		✓	✓	5

Marketing and Sales	✓		✓		✓	✓	✓	✓	✓	7

Strategy Deployment / M&A	✓	✓	✓	✓	✓	✓	✓	✓	✓	9

Talent Development and Succession Planning	✓	✓	✓			✓	✓	✓	✓	7

IT and Business Transformation		✓	✓		✓			✓		4

Finance and Treasury		✓		✓			✓	✓	✓	5

Other Characteristics

Gender	M	F	M	F	M	M	M	M	M	7M / 2F

Ethical Business Conduct

Code of Business Conduct and Ethics and Promotion of Ethical Conduct

The Corporation's Business Conduct Governance Policy (the "Policy") applies to all the Corporation's directors, officers and employees. In addition, the Corporation's CEO, senior finance officers and all personnel in the finance area are subject to the Corporation's Finance Code of Professional Conduct.

Both of these codes may be obtained on the Corporation's website at www.celestica.com. See "Investor Relations" -- "Corporate Governance".

The Board reviews the Policy and the process for administering the Policy on an annual basis. Management provides regular reports to the Board with respect to compliance with the Policy.

All employees above a designated level are required to certify compliance with the Policy annually. The Corporation also provides an on-line training program for the Policy. The Policy requires ethical conduct from employees and encourages employees to report breaches of the Policy to their manager. The Corporation provides mechanisms whereby employees can report unethical behavior, including the Celestica Ethics Hotline

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which provides a method for employees in every jurisdiction in the world to report unethical conduct, on an anonymous basis if they so choose.

As part of the written mandate of the Board, the Board has adopted as a minimum standard that directors must demonstrate integrity and high ethical standards. The mandate also requires the Board, to the extent feasible, to satisfy itself as to the integrity of the Corporation's CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

The Corporation's Corporate Values underpin the Corporation's commitment to strong business ethics. A copy of the Corporate Values may be obtained on the Corporation's website at www.celestica.com. See "Investor Relations" -- "Corporate Governance".

Material Interests in Transactions

The Corporation has no contracts or other arrangements in place in which any of its directors or officers has a material interest and does not anticipate entering into any such arrangement. If any such arrangement were to arise, it would first be considered by the Audit Committee (or a special committee of the Board consisting solely of independent directors) and then would be subject to the approval of the Board (in each case, without the participation of the director who would have the material interest in question).

Sale agreement with respect to real property in Toronto:

On July 23, 2015, we entered into an agreement of purchase and sale ("Property Sale Agreement") with a special purpose entity ("Original Property Purchaser") to sell our real property located in Toronto, Ontario. Upon execution of the Property Sale Agreement, we were paid a cash deposit of C$15 million ($11.2 million at the then-prevailing exchange rate). In September 2018, the Property Sale Agreement was assigned by the Original Property Purchaser to a new purchaser ("Assignee"). On March 7, 2019, we completed the sale of the real property and received total additional proceeds of $113 million, including a high-density bonus and an early vacancy incentive related to the temporary relocation of our corporate headquarters.

In connection with the then-anticipated sale, we entered into a long-term lease in November 2017 for the relocation of our Toronto manufacturing operations, which was completed in February 2019. We also entered into a 10-year lease in March 2019 with the Assignee for our new corporate headquarters, to be built by the Assignee on the site of our former location. In connection therewith, we completed the temporary relocation of our corporate headquarters in the second quarter of 2019 (pursuant to a 3-year lease executed in September 2018) while our new corporate headquarters is under construction. The commencement date of the 10-year lease for our new corporate headquarters will be determined by the Assignee and is currently targeted to be May 2022. Upon such commencement, our estimated annual basic rent will be approximately C$2.5 million for each of the first five years, and approximately C$2.7 million for each of the remaining five years. We may, at our option, extend the lease for two further consecutive five-year periods.

Approximately 27% of the interests in the Original Property Purchaser were, at the time of execution of the Property Sale Agreement, and are held by a privately-held partnership in which Mr. Gerald W. Schwartz (a controlling shareholder of the Corporation) has a material interest and approximately 25% of the interests in the Original Property Purchaser were, at the time of execution of the Property Sale Agreement, and are held by a partnership in which Mr. Schwartz has a non-voting interest. At the time of execution of the assignment, the Assignee was unrelated to the Corporation and the Original Property Purchaser. Subsequent to such assignment, the Original Property Purchaser holds a 5% non-voting interest in the Assignee.

Given the interest in this transaction at the time of execution of the Property Sale Agreement by a related party as described above, the Board formed a special committee (the "Special Committee") in 2015, consisting solely of independent directors, which retained its own independent legal counsel, to review and supervise a competitive bidding process. The Special Committee, after considering, among other factors, that the purchase price for the property exceeded the valuation provided by an independent appraiser, determined that the Original Property Purchaser's transaction terms were in the best interests of the Corporation. The Board, at a

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meeting where Mr. Schwartz was not present, approved the transaction based on the unanimous recommendation of the Special Committee.

Audit Committee

The Board has a fully independent Audit Committee (currently comprised of Laurette T. Koellner (Chair), Robert A. Cascella, Deepak Chopra, Daniel P. DiMaggio, Carol S. Perry, Eamon J. Ryan and Michael M. Wilson). Shareholders may obtain further information regarding the Corporation's Audit Committee in Part I, Item 6C and Part II, Item 16A of the Corporation's 2019 Annual Report on Form 20-F, and may review the Audit Committee's mandate on the Corporation's website at www.celestica.com. See "Investor Relations" -- "Corporate Governance".

No member of the Audit Committee serves on more than three audit committees of public companies, including that of the Corporation.

The Audit Committee is directly responsible for the compensation, retention and oversight of the work of a registered public accounting firm for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. In addition, the Committee has sole authority for recommending the person to be proposed to Celestica's shareholders for appointment as external auditor and whether at any time the incumbent external auditor should be removed from office. The Audit Committee also has the authority to retain, in addition to the external auditor, such other outside legal, accounting or other advisors as it may consider appropriate and is not required to obtain the approval of the Board in order to retain, compensate or terminate such advisors.

The Audit Committee and its Chair are appointed annually by the Board. As part of each meeting at which (i) the Committee recommends that the Board approve the annual audited financial statements or (ii) the Committee reviews the quarterly financial statements, the Committee members meet separately with each of: management; the external auditor; and the internal auditors.

In addition to fulfilling the responsibilities as set forth in its mandate, in 2019, the Audit Committee implemented a formal annual review of the qualifications, expertise, resources and the overall performance of the Corporation's external auditor, including conducting a survey of each member of the Audit Committee and of certain key management personnel.

Nomination and Election of Directors

Director Nomination Process

Recognizing that new directors may be required from time to time, as disclosed above, the Nominating and Corporate Governance Committee maintains a matrix of the competencies, skills and other characteristics that each existing director and director nominee possesses for the purpose of identifying any gaps and determining the profiles for potential director nominees that would best serve the Corporation.

The Board is committed to nominating highly qualified individuals to fulfill director roles, based on the needs of the Corporation at the relevant time. The Board believes that diversity is important to ensure that Board members provide the necessary range of complementary perspectives, experience and expertise required to achieve effective stewardship of the Corporation. When considering potential Board members, the Nominating and Corporate Governance Committee considers personal characteristics such as business experience, functional expertise, personal skills, stakeholder perspectives and geographic background.

The Board also recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role of women in contributing to diversity of perspective among directors. Accordingly, the Board has adopted a written policy with respect to the identification and nomination of women directors. Pursuant to the policy, the Corporation has adopted a target that at least 30% of the Board be comprised of women by 2020 and, in support of this target, established a requirement that the initial candidate list for any new director search be comprised of no less than 50% women where feasible. As at December 31, 2019 and February 19, 2020, there

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were 2 women on the Board, representing 20% of the directors (25% of the independent directors) and 22% of the directors (29% of the independent directors), respectively; and each of whom is being nominated for re-election to the Board, and one of whom chairs the Audit Committee. The Board considers that the composition and number of the nominees for the position of director that it proposes will allow the Board to perform effectively and act in the best interest of the Corporation and its stakeholders.

Independence and Powers of the Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is a fully independent committee of the Board and is currently comprised of Michael M. Wilson (Chair), Robert A. Cascella, Deepak Chopra, Daniel P. DiMaggio, Laurette T. Koellner, Carol S. Perry and Eamon J. Ryan.

The mandate of the Nominating and Corporate Governance Committee is posted on the Corporation's website at www.celestica.com. See "Investor Relations" -- "Corporate Governance".

The Nominating and Corporate Governance Committee is responsible for developing and recommending governance guidelines for the Corporation (and recommending changes to those guidelines), identifying individuals qualified to become members of the Board, and recommending director nominees to be put before the shareholders at each annual meeting.

Election of Directors

The Board has adopted a policy that requires, in an uncontested election of directors, that shareholders be able to vote in favour of, or to withhold from voting, separately for each director nominee. If, with respect to any particular nominee, other than the controlling shareholder or a representative of the controlling shareholder, the number of shares withheld from voting by shareholders other than the controlling shareholder and its associates exceeds the number of shares that are voted in favour of the nominee by shareholders other than the controlling shareholder and its associates, then the Board shall determine, and in so doing shall give due weight to the rights of the controlling shareholder, whether to require the nominee to resign from the Board and if so required any such nominee shall immediately tender his or her resignation. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board at which the resignation is considered. The Board shall determine whether to accept the resignation, which, if accepted, shall be effective immediately upon such acceptance. The Board shall accept such resignation absent exceptional circumstances. Such a determination by the Board shall be made, and promptly announced by press release (a copy of which will be provided to the TSX), within 90 days after the applicable shareholders' meeting. If the Board determines not to accept a resignation, the press release will fully state the reasons for such decision. Subject to any corporate law restrictions, the Board may leave any resultant vacancy unfilled until the next annual shareholders' meeting or it may fill the vacancy through the appointment of a new director whom the Board considers would merit the confidence of the shareholders or it may call a special meeting of shareholders at which there shall be presented a nominee or nominees to fill the vacant position or positions.

The TSX requires listed issuers that are not majority controlled to adopt a majority voting policy for the election of directors or to otherwise satisfy the TSX's majority voting requirements. Although the Corporation is exempt from the TSX's majority voting policy requirements, the Corporation chose the policy described above to appropriately and effectively reflect the application of majority voting policies to a majority controlled company, consistent with the rationale underlying the TSX majority voting requirements and good corporate governance.

Compensation

Determination of Directors' and Officers' Compensation

In setting the compensation of the Corporation's officers, the HRCC considers a median level of compensation for each component of the officer's compensation package (base salary, annual incentives, mid-term and long-term incentives and benefits) compared to a group of companies in closely-related industries. For more detail on the philosophy and approach adopted by the HRCC, see Compensation Discussion and Analysis in this Circular.

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Director compensation is set by the Board on the recommendation of the HRCC and in accordance with director compensation guidelines and principles established by the Nominating and Corporate Governance Committee. The HRCC retains an independent compensation consultant to provide it with market advice.

Independence and Powers of the HRCC

The Board has a fully independent HRCC (currently comprised of Eamon J. Ryan (Chair), Robert A. Cascella, Deepak Chopra, Daniel P. DiMaggio, Laurette T. Koellner, Carol S. Perry and Michael M. Wilson). The HRCC and its Chair are appointed annually by the Board. As part of each meeting, the HRCC members meet without any member of management present and also meet with the Compensation Consultant without any member of management present. The HRCC has the sole authority to retain, compensate and terminate any consultants and advisors it considers necessary within its mandate.

The HRCC's responsibilities include those noted at Human Resources and Compensation Committee in this Circular.

The full mandate of the HRCC is posted on the Corporation's website at www.celestica.com. See "Investor Relations" -- "Corporate Governance".

External Advisors Regarding Director and Executive Compensation

The HRCC has retained the Compensation Consultant as its independent compensation consultant to assist in the discharge of its mandate. For a description of the Compensation Consultant's role and mandate, see Compensation Discussion and Analysis — Compensation Objectives — Independent Advice in this Circular.

Assessments

Assessments of the Board and its Directors

The Mandate of the Board requires the Board to evaluate and review its performance, its committees and its directors on an annual basis.

The scope, focus and requirements of the evaluation and review will vary from year to year. The Board has retained in some years an external advisor to assist in these evaluations. The evaluation process for a given year may involve all or any of a careful examination of individual directors, committees and the Board, and of the Board's role, objectives, and relationship with management, and peer review by the directors. The process may also involve soliciting feedback from senior executives as to the effectiveness of the working relationship with the Board and how to improve it. The results of the evaluation, and feedback on the evaluation process itself, are integrated into the next year's Board evaluation cycle.

Retirement Policy and Term Limits

The Board strives to achieve a balance between the need to retain directors with valuable institutional experience and the benefits obtained from new perspectives and approaches that accompany Board turnover.

Celestica's Corporate Governance Guidelines provides that, unless the Board authorizes an exception, a director shall not stand for re-election after his or her 75th birthday (and the Corporation does not provide a director with any additional financial compensation upon retirement). The Board has a retirement policy which provides that, unless the Board authorizes an exception, a director shall not stand for re-election after his or her 75th birthday. As previously disclosed, an exception to such policy was authorized for Mr. Etherington in each of the past three years in light of his leadership, expertise and valuable contributions to the Board. Through the Board's 2019 annual evaluation process, and on the recommendation of the Nominating and Corporate Governance Committee, Mr. Wilson was identified to succeed Mr. Etherington as Chair of the Board and Chair of the Nominating and Corporate Governance Committee upon Mr. Etherington's retirement. Mr. Etherington retired on January 29, 2020 and Mr. Wilson replaced him as Chair of the Board and Chair of the Nominating and Corporate Governance Committee as of such date. Mr. Wilson has served on the Board since 2011.

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The Board considers that the imposition of term limits would discount the value of experience and continuity amongst directors, runs the risk of excluding experienced and valuable board members, and is therefore not in the best interests of the Corporation.

To ensure adequate Board renewal, the Board relies on rigorous director assessments for evaluating directors, reviews the composition and effectiveness of the Board annually, including the tenure and performance of individual directors, and maintains the skills matrix disclosed above to ensure the Board possesses the requisite experience, expertise and business and operational insight for the effective stewardship of the Corporation.

Succession Planning

In accordance with its mandate, the HRCC, from time to time as it considers appropriate, maintains and reviews succession planning for the CEO, all positions that report to the CEO, and certain other positions. The HRCC regularly conducts a formal, in-depth review of each of these succession plans with the CEO in order to satisfy itself that the succession plans meet the needs of the Corporation. During 2019, an in-depth talent and succession plan was reviewed with the HRCC.

Gender Diversity

The Board is committed to selecting highly qualified individuals to fulfill senior management roles within the Corporation and considers the qualities and experiences of candidates, including their educational background, business experience, expertise and integrity, in the selection and recruitment of its executive officers. The Board and management believe the presence of qualified and diverse individuals in executive positions within the Corporation and its subsidiaries is important to ensure that the profiles of senior management provide the necessary range of perspectives, experience and expertise required to achieve effective management. The Board recognizes the significant role that women with appropriate and relevant skills and experience play in contributing to diversity of perspective in senior management roles.

The Corporation has initiatives to raise awareness and support the advancement of women, including the Women's Collaboration Forum and Women in Action Forum. The mission of the Women's Collaboration Forum is to develop and enable women, engage men, and create an organization that promotes an inclusive and diverse environment. The Women In Action Forum is a learning solution grounded in research and developed to enrich leadership traits and skills in women. The Corporation has adopted an equal opportunity policy which prohibits employment-related decisions based on or affected by prohibited factors, including an employee's gender. Accordingly, the Corporation does not specifically consider the level of representation of women in executive officer positions when making executive officer appointments and has not established a target regarding the number of women in senior executive positions.

As at February 19, 2020, one of the six executive officers of the Corporation, including its major subsidiaries, is a woman, representing 17% of the total number of executive officer positions at such entities. See also the discussion under Nomination and Election of Directors — Director Nomination Process above.

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SCHEDULE B
BOARD OF DIRECTORS MANDATE

1.      MANDATE

1.1
In adopting this mandate:

(a)
the Board of Directors (the "Board") of Celestica Inc. ("Celestica", or the "corporation") acknowledges that the mandate prescribed for it by the Business Corporations Act (Ontario) (the "OBCA") is to supervise the management of the business and affairs of Celestica and that this mandate includes responsibility for stewardship of Celestica; and

(b)
the Board explicitly assumes responsibility for the stewardship of Celestica, as contemplated by applicable regulatory and stock exchange requirements.

2.      BOARD MEMBERSHIP

2.1
Number of Members — The Board shall consist of such number of members of the Board ("Directors") as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of Directors set out in Celestica's articles of incorporation.

2.2
Independence of Members — The Board shall be comprised of Directors such that the Board complies with all independence requirements under applicable corporate and securities laws and all applicable stock exchange requirements. The Board shall annually review the relationships that each Director has with Celestica in order to satisfy itself that all applicable independence criteria have been met.

2.3
Election and Appointment of Directors — Directors shall be elected by the shareholders annually. Once elected, the Directors will hold office until the close of the next annual meeting of shareholders or until successors are elected or appointed, unless such office is earlier vacated in accordance with the corporation's by-laws.

2.4
Vacancy — The Board may appoint a member to fill a vacancy that occurs on the Board between annual elections of Directors to the extent permitted by the OBCA.

2.5
Removal of Members — Any Director may be removed from office by an ordinary resolution of the shareholders.

3.      EXPECTATIONS OF DIRECTORS

3.1
Minimum Standards for Directors — Directors and the Board as a whole are expected to meet the following minimum standards:

(a)
integrity and high ethical standards;

(b)
career experience and expertise relevant to Celestica's business purpose, financial responsibilities and risk profile (and Celestica shall disclose each Director's career experience and qualifications in every proxy circular delivered in connection with a meeting at which Directors are to be elected);

(c)
a proven understanding of fiduciary duty;

(d)
the ability to read and understand financial statements;

(e)
well-developed listening, communicating and influencing skills so, that individual Directors can actively participate in Board discussions and debate; and

(f)
time to serve effectively as a Director by not over-committing to other corporate and not-for-profit boards.
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3.2
Attendance at Meetings

(a)
Every Director shall prepare for and attend (absent extenuating circumstances) all scheduled meetings of the Board and meetings of committees of the Board on which the Director serves.

(b)
It may be necessary to hold Board meetings by telephone from time to time. Although participation in person, when meetings are scheduled to be held in person, is strongly encouraged, when circumstances prevent a Director from attending a scheduled meeting in person, that Director shall make every effort to participate in the meeting by telephone.

3.3
Preparation for Meetings — Directors shall set aside adequate time to read and absorb the materials provided to them in advance of any meeting of the Board and any meetings of committees on which the Director serves. Preparation time will vary according to the complexity of the materials.

3.4
Participation in Meetings — Directors are expected to participate fully and frankly in the deliberations and discussions of the Board and its committees. They must apply informed and reasoned judgment to each issue that arises and express opinions, ask further questions and make recommendations that they think are necessary or desirable. Each Director shall act directly, not by proxy, either in person or by written resolution. Each Director shall have an equal say with each of the other Directors.

3.5
Service on Other Boards or Changes in Principal Occupation — A Director must advise the Chair:

(a)
in advance of accepting an invitation to serve on the board of another public company;

(b)
if that Director changes his or her principal occupation; or

(c)
if that Director ceases to be a "resident Canadian", as defined under the OBCA.

4.      BOARD CHAIR

4.1
Board to Appoint Chair — The Board shall appoint the Chair of the Board (the "Chair") from the members of the Board. The Chair shall be an independent Director.

4.2
Chair to be Appointed Annually — The appointment of the Chair shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the designation of the Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5.      MEETINGS OF THE BOARD

5.1
Quorum — A quorum of the Board shall be a majority of its members.

5.2
Time and Place of Meetings — The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board; provided, however, the Board shall meet at least four times a year, with additional meetings held as deemed advisable.

5.3
Right to Vote — Each Director shall have the right to vote on matters that come before the Board.

5.4
Invitees — The Board may invite any person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

5.5
In Camera Sessions — As part of each meeting of the Board, the independent Directors shall meet without any member of management being present (including any Director who is a member of management).

6.      OUTSIDE ADVISORS

6.1
Retaining and Compensating Advisors — The Board shall have the authority to retain and terminate external advisors to assist in fulfilling its responsibilities and to set and pay the reasonable compensation of these respective advisors without consulting or obtaining the approval of any officer of the corporation. The corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors. Notwithstanding the foregoing, the Human Resources and Compensation Committee shall have the sole authority to terminate any consultant or advisor retained by it.
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In addition, an individual Director shall have the authority to retain external advisors with the approval of the Chair. Fees and expenses relating to the retention of such advisors by an individual Director shall be subject to pre-approval by the Chair and, if so approved, paid by the corporation.

7.      REMUNERATION OF BOARD MEMBERS

7.1
Members of the Board and the Chair shall receive such remuneration for their service on the Board as the Board may determine from time to time, having regard to the recommendations of the Human Resources and Compensation Committee.

8.      DUTIES AND RESPONSIBILITIES OF THE BOARD

8.1
Specific Aspects of Stewardship Function — In adopting this mandate, the Board hereby explicitly assumes responsibility for the stewardship of the corporation including for the matters set out below:

(a)
to the extent feasible, satisfying itself as to the integrity of the corporation's Chief Executive Officer ("CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)
adopting a strategic planning process and:

(i)
approving, on at least an annual basis, a strategic plan that takes into account, among other things, the opportunities and risks of the business and monitoring of progress against strategic and business goals;

(ii)
conducting an annual review of resources required to implement Celestica's growth strategy and the regulatory, governmental and other constraints on Celestica's business;

(iii)
monitoring the execution of Celestica's strategy and the achievement of its stated objectives;

(iv)
reviewing, at every board meeting, any recent developments that may impact Celestica's growth strategy; and

(v)
evaluating management's analysis of the strategies of competitors;

(c)
identifying the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

(d)
succession planning;

(e)
reviewing financial reporting and regulatory compliance;

(f)
reviewing the corporation's internal control and management information systems;

(g)
establishing a communications policy for the corporation;

(h)
reviewing management of capital;

(i)
reviewing and approving material transactions;

(j)
establishing measures for receiving feedback from security holders; and

(k)
reviewing board operations and evaluating board, committee and individual Director effectiveness.

8.2
Corporate Governance Matters

(a)
The Board shall be responsible for developing the corporation's approach to corporate governance, and shall review and, if it considers appropriate, approve corporate governance guidelines recommended to it by the Nominating and Corporate Governance Committee and which comply with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

(b)
The Board shall review and, if it considers appropriate, approve any proposed changes to the corporate governance guidelines recommended to it by the Nominating and Corporate Governance Committee.
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  (c)
  The Board shall review and approve any disclosure with respect to Celestica's governance practices in any document before it is delivered to Celestica's shareholders or filed with securities regulators or stock exchanges.

  (d)
  The Board shall review and, if it considers appropriate, approve the process recommended to it by the Nominating and Corporate Governance Committee for annually assessing the performance of the Board as a whole, the committees of the Board, the contribution of individual Directors (including the Chair of the Board) and the effectiveness of management.

  (e)
  The Board shall review and, if it considers appropriate, approve disclosure policies recommended to it by the Nominating and Corporate Governance Committee with respect to matters not covered by mandated financial disclosure.

8.3
Nomination and Appointment of Directors

(a)
The Board shall adopt selection criteria to be used by the Nominating and Corporate Governance Committee in selecting candidates for nomination to the Board and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such selection criteria.

(b)
The Board shall nominate individuals for election as Directors by the shareholders and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such nominations.

(c)
The Board may fill vacancies on the Board as it is permitted by law to fill and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such vacancies.

(d)
The Board shall consider recommendations made to it by the Nominating and Corporate Governance Committee with respect to the size and composition of the Board.

8.4
Specific Authorization — The Board shall authorize the CEO to enter into commitments on behalf of Celestica, subject to certain limits, and shall from time to time, as the Board considers appropriate, review such authorization.

8.5
Significant Decisions — The Board shall require management to obtain its approval for all significant decisions, including: major financings; significant acquisitions, dispositions and capital expenditures; and each annual operating plan.

8.6
Information Flow from Management — The Board shall require management to keep it apprised of the Corporation's performance and events that may materially affect the Corporation's business.

8.7
Corporate Objectives — The Board shall from time to time, as it considers appropriate, review and approve financial and business goals and objectives which will be used as a basis for measuring the performance of the CEO and will be relevant to CEO compensation.

8.8
Establishment of Committees

(a)
The Board shall establish and maintain the following standing committees of the Board, each having a mandate that incorporates all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

(i)
Audit Committee;

(ii)
Nominating and Corporate Governance Committee; and

(iii)
Human Resources and Compensation Committee.

(b)
Subject to Celestica's articles and by-laws, the Board may appoint any other committee of Directors and delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the OBCA.
B-4

  (c)
  The Board shall appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate. The Board shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

  (d)
  The Board shall from time to time, as it considers appropriate, review the mandates of each of its committees and shall approve any changes to those mandates as it considers appropriate. The Board shall require the Nominating and Corporate Governance Committee to make recommendations to the Board with respect to such matters.

8.9
Appointments

(a)
Subject to Celestica's articles and by-laws, the Board may designate the offices of the Corporation and appoint officers.

(b)
The Board shall also adopt position descriptions for:

(i)
the Chair;

(ii)
the CEO; and

(iii)
the chair of each standing committee of the Board;

    and shall require the Nominating and Corporate Governance Committee to make recommendations to the Board with respect to such matters.

8.10
Financial Statements — The Board shall review and, if it considers appropriate, approve Celestica's quarterly and annual financial statements after the Audit Committee has reviewed and made a recommendation to the Board regarding such statements.

8.11
Compensation Matters

(a)
Compensation and Benefits — The Board shall approve the total compensation for the members of the Board, in light of the recommendations of the Human Resources and Compensation Committee.

(b)
Pension Plan Matters — The Board shall receive and review reports from management and from the Human Resources and Compensation Committee covering the administration, investment performance, funding, financial impact, actuarial reports and other pension plan related matters.

8.12
Code of Business Conduct and Ethics

(a)
The Board shall approve a business code of conduct and ethics (the "Code") recommended to it by management and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

(b)
The Board shall monitor compliance with the Code, including through reports as appropriate from management.

(c)
Either the Board or the Nominating and Corporate Governance Committee shall consider and, if it considers appropriate, approve the granting of waivers of the Code for the benefit of the corporation's Directors or executive officers.

9.      EVALUATION OF MANDATE

9.1
Amendments to Mandate — The Board shall from time to time, as it considers appropriate, review this mandate, and cause the Nominating and Corporate Governance Committee to review this mandate, and the Board shall approve any changes as it considers appropriate.
B-5

10.      NO RIGHTS CREATED

10.1
This mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the corporation. While it should be interpreted in the context of all applicable laws, regulations and stock exchange listing requirements, as well as in the context of the corporation's articles and by-laws, this mandate is not intended to, and shall not, establish any legally binding obligations.
B-6

QuickLinks

  Exhibit 99.1
QUESTIONS AND ANSWERS ON VOTING AND PROXIES
PRINCIPAL HOLDERS OF VOTING SHARES
Table 1: Principal Holders of Voting Shares
INFORMATION RELATING TO OUR DIRECTORS
Table 5: Changes in Directors' Equity Interest(1)
Table 6: Shareholding Requirements
Table 7: Directors' Attendance at Board and Committee Meetings
INFORMATION ABOUT OUR AUDITOR
Table 8: Fees Paid to KPMG
SAY-ON-PAY
2019 VOTING RESULTS
HUMAN RESOURCES AND COMPENSATION COMMITTEE
HUMAN RESOURCES AND COMPENSATION COMMITTEE LETTER TO SHAREHOLDERS
  Our Approach to Executive Compensation
  2019 Highlights
  Checklist of Compensation Practices
  Conclusion
COMPENSATION DISCUSSION AND ANALYSIS
  Note Regarding Non-IFRS Measures
  Compensation Objectives
  Anti-Hedging and Anti-Pledging Policy
  "Clawback" Provisions
  Compensation Elements for the Named Executive Officers
  2019 Compensation Decisions
  Realized and Realizable Compensation
COMPENSATION OF NAMED EXECUTIVE OFFICERS
  Summary Compensation Table
  Option-Based and Share-Based Awards
  Securities Authorized for Issuance Under Equity Compensation Plans
  Equity Compensation Plans
  Pension Plans
  Termination of Employment and Change in Control Arrangements with Named Executive Officers
Table 24: Mr. Chawla's Benefits
Table 25: Mr. Lawless' Benefits
Table 26: Mr. Cooper's Benefits
Table 27: Mr. Phillips' Benefits
  Performance Graph
EXECUTIVE SHARE OWNERSHIP
Table 28: Share Ownership Guidelines
INDEBTEDNESS OF DIRECTORS AND OFFICERS
DIRECTORS, OFFICERS AND CORPORATION LIABILITY INSURANCE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
OTHER MATTERS
REQUESTS FOR DOCUMENTS
CERTIFICATE
SCHEDULE A
SCHEDULE B